UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GREENPOWER MOTOR COMPANY INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia	**3713**	**Not Applicable.**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada.
Telephone (604) 563-4144
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

GKL Corporate/Search, Inc.
One Capitol Mall, Suite 660
Sacramento, California 95814
Telephone: (910) 442-7652
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy of Communications To:
Clark Wilson LLP
Suite 900 - 885 West Georgia Street
Vancouver, British Columbia V6C 3H1, Canada
Telephone: (604) 687-5700
Attention: Mr. Virgil Z. Hlus

Approximate date of commencement of proposed sale to the public: **From time to time after the effective date of this registration statement.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [ ]

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered[(1)]	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common shares to be offered for resale by selling shareholders	19,620,125[(2)]	$♦♦[(3),(4)]	$♦[(3),(4)]	$♦[(4)]

(1) Pursuant to Rule 416 under the Securities Act of 1933, there is also being registered hereby such indeterminate number of additional common shares of GreenPower Motor Company Inc. as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(2) Consists of (i) up to 13,062,754 common shares and (ii) up to 6,557,371 common shares that may be issued upon exercise of warrants.

(3) Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on a bona fide estimate of the maximum offering price.

(4) Based on the closing price per share ($♦) for GreenPower Motor Company Inc.'s common shares on DecemberSeptember ♦, 2019, as reported by the OTC Market's OTCQX.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated DecemberSeptember ♦, 2019

Prospectus

19,620,125 Shares

GREENPOWER MOTOR COMPANY INC.
Common Shares

The selling shareholders identified in this prospectus may offer and sell up to 13,062,754 common shares of our company and up to 6,557,371 common shares of our company that may be issued upon exercise of warrants. The common shares of our company and warrants were acquired by the selling shareholders directly from us in private placements that were exempt from the registration requirements of the Securities Act of 1933.

The selling shareholders may sell all or a portion of the common shares being offered pursuant to this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

Our common shares are quoted on the OTC Markets Group's OTCQX under the symbol "GPVRF" and listed on the TSX Venture Exchange under the symbol "GPV". On DecemberSeptember ♦, 2019, the closing price of our common shares on the OTCQX and the TSX Venture Exchange were $♦ per share and CDN$♦ per share, respectively.

We will not receive any proceeds from the sale of our common shares by the selling shareholders. We may, however, receive proceeds upon exercise of the warrants by the selling shareholders. We will pay for expenses of this offering, except that the selling shareholders will pay any broker discounts or commissions or equivalent expenses and expenses of their legal counsel applicable to the sale of his, her or its common shares.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2019.

Table of Contents

About This Prospectus

You should rely only on the information that we have provided in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus and any applicable prospectus supplement. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of the document, regardless of the time of delivery of this prospectus, any applicable prospectus supplement, or any sale of a security.

As used in this prospectus, the terms "we", "us" "our" and "GreenPower" refer to GreenPower Motor Company Inc., a British Columbia corporation, and its wholly-owned subsidiaries, GP GreenPower Industries Inc., GreenPower Motor Company, Inc., 0939181 B.C. Ltd., San Joaquin Valley Equipment Leasing Inc. and 0999314 B.C. Ltd., unless otherwise specified.

Presentation of Financial and Other Information

Our financial statements and other financial information are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or "IFRS", in United States dollars. None of our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, and our financial statements may therefore not be comparable to financial statements of United States companies.

In this prospectus, the terms "dollar", "US$" or "$" refer to United States dollars and the term CDN$ refers to Canadian dollars.

Exchange Rates

The following tables set forth, the annual average exchange rates for each of last two fiscal years, and the monthly average exchange rates for each month during the previous eleven~~eight~~ months, as supplied by the Bank of Canada. These exchange rates are expressed as one United States dollar converted into Canadian dollars.

Year Ended	Average
March 31, 2019	1.3118
March 31, 2018	1.2837
December 31, 2018	1.2957
December 31, 2017	1.2986

Month Ended	Average
November 30, 2019	1.3239
October 31, 2019	1.3190
September 30, 2019	1.3241
August 31, 2019	1.3277
July 31, 2019	1.3101
June 30, 2019	1.3287
May 31, 2019	1.3459
April 30, 2019	1.3378
March 31, 2019	1.3368
February 28, 2019	1.3206
January 31, 2019	1.3301

Prospectus Summary

Our Business

We design, build and distribute a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttle buses, a double decker bus and cargo van. We employ a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions. We integrate global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker or I/O Controls for the dash and control systems. This original equipment manufacturer platform allows us to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements.

We are an Original Equipment Manufacturer of Class 4-8 commercial, heavy-duty bus chassis for products ranging from a 25-foot Min-eBus to a 45-foot double decker bus. We utilize various contract manufacturers in Malaysia, Taiwan and China for all of the major components with final assembly in Porterville, California.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

• Low total cost-of-ownership vs. conventional gas or diesel-powered vehicles
• Lower maintenance costs
• Reduced fuel expenses
• Satisfaction of government mandates to move to zero-emission vehicles
• Decreased vehicle emissions and reduction in carbon footprint

We currently sell and lease our vehicles to fleet customers directly and through our primary distributor Creative Bus Sales.

We have not yet established an ongoing source of revenues sufficient to cover our operating costs and to allow us to continue as a going concern. As of March 31, 2019, being the end of our most recently completed fiscal year, we had an accumulated deficit of $(18,706,668). Our ability to continue as a going concern is dependent on our company obtaining adequate capital to fund operating losses until we become profitable. If we are unable to obtain adequate capital, we could be forced to significantly curtail or cease operations. In its report on our financial statements for the year ended March 31, 2019, our auditors included an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The principal executive offices of our company are located at #240 - 209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. Our telephone number is (604) 563-4144.

Number of Shares Being Offered

This prospectus covers the resale by the selling shareholders named in this prospectus of up to 13,062,754 common shares of our company and up to 6,557,371 common shares of our company that may be issued upon exercise of warrants.

Number of Shares Outstanding

There were 108,207,251 common shares of our company issued and outstanding as at ~~September~~ December ♦, 2019.

Use **of** **Proceeds**

We will not receive any proceeds from the sale of our common shares by the selling shareholders. We may, however, receive proceeds upon exercise of the warrants by the selling shareholders. We will pay for expenses of this offering, except that the selling shareholders will pay any broker discounts or commissions or equivalent expenses and expenses of their legal counsel applicable to the sale of their common shares.

Summary of Financial Data

The following information represents selected financial information for our company for the years ended March 31, 2019, March 31, 2018, and March 31, 2017 from our audited financial statements, as well as for the three and six months ended ~~September~~June 30 2019 and ~~September~~June 30, 2018 from our unaudited financial statements. The

summarized financial information presented below is derived from and should be read in conjunction with our financial statements, including the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled "Operating and Financial Review and Prospects" beginning on page 27 of this prospectus.

Formatted Table

Consolidated Statements of Operations and Comprehensive Loss Data	**Year Ended March 31, 2019**	**Year Ended March 31, 2018**	**Year Ended March 31, 2017**
Revenue	$ 6,082,561	$ 3,516,156	$ -
Cost of Sales	$ 4,224,419	$ 2,267,765	$ -
Gross Profit	$ 1,858,142	$ 1,248,391	$ -
Expenses	$ 6,324,062	$ 4,603,714	$ 2,813,217
Loss from Operations	$ (4,465,920)	$ (3,355,323)	$ (2,813,217)
Total Comprehensive Loss	$ (4,567,842)	$ (2,752,826)	$ (2,808,429)
Loss per Common Share, Basic and Diluted	$ (0.05)	$ (0.03)	$ (0.03)

Formatted Table

Consolidated Statements of Operations and Comprehensive Loss Data	**Three Months Ended September 30, 2019**	**Three Months Ended September 30, 2018**	**Six Months Ended September 30, 2019**	**Six Months Ended September 30, 2018**
Revenue	$ 5,430,503	$ 9,008	$ 7,880,454	$ 2,489,362
Cost of Sales	$ 4,038,365	$ -	$ 5,764,920	$ 1,612,229
Gross Profit	$ 1,392,138	$ 9,008	$ 2,115,534	$ 877,133
Expenses	$ 2,104,506	$ 1,454,480	$ 4,091,386	$ 2,951,784
Loss from Operations	$ (712,368)	$ (1,445,472)	$ (1,975,852)	$ (2,074,651)
Total Comprehensive Loss	$ (696,989)	$ (1,457,623)	$ (1,964,984)	$ (2,092,674)
Loss per Common Share, Basic and Diluted	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.02)

Formatted Table

Formatted Table

Consolidated Statements of Financial Position Data	**As of March 31, 2019**	**As of March 31, 2018**	**As of September 30, 2019**
Cash and Restricted Cash	$ 198,920	$ 1,007,329	$ 487,230
Working Capital (Deficit)	$ (155,176)	$ 2,180,184	$ 1,648,610
Total Assets	$ 11,910,299	$ 7,490,466	$ 14,515,250

Total Liabilities	$ 11,995,935	$ 5,322,721	$ 12,563,525
Accumulated Deficit	$ (18,706,668)	$ (14,080,139)	$ (20,682,520)
Shareholder's Equity (Deficit)	$ (85,636)	$ 2,167,745	$ 1,951,725

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018
Revenue	$ 6,082,561	$ 3,516,156	$ —	$ 2,449,951	$ 2,480,412
Cost of Sales	$ 4,224,419	$ 2,267,765	$ —	$ 1,726,555	$ 1,612,229
Gross Profit	$ 1,858,142	$ 1,248,391	$ —	$ 723,396	$ 868,183
Expenses	$ 6,324,062	$ 4,603,714	$ 2,813,217	$ 1,986,880	$ 1,497,362
Loss from Operations	$ (4,465,920)	$ (3,355,323)	$ (2,813,217)	$ (1,263,484)	$ (629,179)
Total Comprehensive Loss	$ (4,567,842)	$ (2,752,826)	$ (2,808,429)	$ (1,267,995)	$ (635,051)
Loss per Common Share, Basic and Diluted	$ (0.05)	$ (0.03)	$ (0.03)	$ (0.01)	$ (0.01)

Consolidated Statements of Financial Position Data	As of March 31, 2019	As of March 31, 2018	As of June 30, 2019
Cash and Restricted Cash	$ 198,920	$ 1,007,329	$ 223,569
Working Capital (Deficit)	$ (155,176)	$ 2,180,184	$ 2,775,679
Total Assets	$ 11,910,299	$ 7,490,466	$ 15,620,864
Total Liabilities	$ 11,995,935	$ 5,322,721	$ 13,181,118
Accumulated Deficit	$ (18,706,668)	$ (14,080,139)	$ (19,970,152)
Shareholder's Equity (Deficit)	$ (85,636)	$ 2,167,745	$ 2,439,746

Risk Factors

An investment in our common shares involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before making an investment decision about our company. Our business, operating results and financial condition could be seriously harmed as a result of the occurrence of any of the following risks. You could lose all or part of your investment due to any of these risks.

Risks Related to Our Business

We have not reached profitability and currently have negative operating cash flows and a working capital deficit

For the fiscal year ended March 31, 2019, we generated a loss of $(4,544,151), bringing our accumulated deficit to $(18,706,668), and had a working capital deficit of $(155,176). For the six~~three~~-month period ending September~~June~~ 30, 2019 we generated a loss of $(1,975,852~~1,263,484~~), bringing our accumulated deficit to $(20,682,520~~19,970,152~~).

We have minimal revenues, have a significant amount of debt, and expect significant increases in costs and expenses as we invest in expanding our production and operations. Even if we are successful in increasing revenues from sales of our products, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control production costs, increases in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations

If the revenue from the sale of our electric buses, if any, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles at a competitive price. For example, we do not manufacture battery cells or drive motors which makes us dependent upon suppliers of these products for our vehicles.

The majority of our manufacturing is currently contracted out to third party manufacturers and we are dependent on these manufacturers to operate competitively

We currently contract out the majority of the manufacturing of our vehicles to third party manufacturers in Asia, with final assembly performed by our employees in North America. As a result, we are dependent on third party manufacturers to manufacture our vehicles according to our specifications and quality, at a competitive cost and within agreed upon timeframes. If our chosen manufacturing vendors are unable or unwilling to perform these functions then our financial results and reputation may suffer, which may prevent us from being able to continue as a going concern. In addition, we are subject to inherent risks involved in shipping our vehicles from these primary manufacturers to our facilities in North America. During the shipping process our vehicles are subject to theft, loss or damage due to a number of factors, some of which we may be unable to insure cost-effectively, if at all.

6

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel

Our success depends on the efforts, abilities and continued service of our executive officers and management. A number of these key employees have significant experience in the electric vehicle industry, and valuable relationships with our suppliers, customers, and other industry participants. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may be unable to locate and hire a suitable replacement. We have not obtained any "key person" insurance on any of our executives or managers.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on our company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our current or future electric vehicles satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If our vehicles fail to perform as expected, our ability to continue to develop, market and sell our electric vehicles could be harmed

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use technologically complex battery management software to operate. Given the inherent complexity of this software, it may contain defects and errors which would adversely impact the operation of our vehicles. While we have performed extensive testing of our vehicles, we currently have a limited frame of reference to evaluate the performance of our vehicles in the hands of our customers under a range of operating conditions.

We may not succeed in establishing, maintaining and strengthening the GreenPower brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the GreenPower brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to expand our customer base. Promoting and positioning our brand will depend significantly on our ability to provide high quality electric vehicles and maintenance and repair services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the GreenPower brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses. We operate in a competitive industry, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan and the European Union have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are dependent on our suppliers, many of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results.

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for production of our products. Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, and natural disasters could also affect our suppliers' ability to deliver components to us on a timely basis. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to product design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

Changes in our supply chain may lead to an increased cost for our products. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and timelines as well as due to our design changes, and we may experience similar cost increases in the future. Certain suppliers have sought to renegotiate the terms of supply arrangements. Additionally, we are negotiating with existing suppliers for cost reductions and are seeking new and less expensive suppliers for certain parts. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

There is no assurance that our suppliers will be able to sustainably and timely meet our cost, quality and volume needs. Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully manage our inventory to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

The reduction or elimination of government and economic incentives, funding approval or the delay in the timing of advancing funding that has been approved, in particular in the state of California, could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives for electric vehicles may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our vehicles are eligible for vouchers from specific government programs, including the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project from the California Air Resources Board in partnership with Calstart, and the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

To date the vast majority of our electric vehicle sales have been in the state of California, in part due to subsidies and grants for electric vehicles and electric charging infrastructure available from the California state government. In some cases these grants or subsidies have covered the entire vehicle cost, and in many cases the grants or subsidies have reduced the net cost to our customers to a point that the vehicle is less expensive than purchasing a comparable diesel powered vehicle. Any reduction or elimination of the grants or incentives in the state of California would have a material negative impact on our business, financial condition, operating results and prospects.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We are expecting significant growth in sales, and are currently expanding our employees, facilities and infrastructure in order to accommodate this growth. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

- training new personnel;

- forecasting production and revenue;

- controlling expenses and investments in anticipation of expanded operations;

- establishing or expanding manufacturing, sales and service facilities;

- implementing and enhancing administrative infrastructure, systems and processes;

- addressing new markets; and

- establishing international operations.

We intend to continue to hire a number of additional personnel, including manufacturing personnel and service technicians for our electric vehicles. There is significant competition for individuals with experience manufacturing and servicing electric vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry for employees to belong to a union. Having a unionized workforce may result in higher employee costs and increased risk of work stoppages. Additionally, we are in the process of expanding our in-house manufacturing capabilities and increasing the number of employees in this area. If our employees engaged in manufacturing were to unionize, this may increase our future production costs and negatively impact our gross margins and financial results.

We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or in one of our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results and financial condition.

We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability or warranty claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our vehicles have only been operating for a short period of time. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business which would have a material adverse effect on our brand, business, prospects and operating results.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

We are vulnerable to a growing trade dispute between the United States and China

A growing trade dispute between the United States and China could lead to an increase in the cost of certain parts and manufactured goods that we import from China to the United States. Recently, the current U.S. administration has imposed tariffs of $34 billion on Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to $500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because some of our vehicles are being manufactured in China, and some of the parts we use for our vehicles are purchased from Chinese manufacturers. If a trade war were to escalate or if tariffs on any of the products or goods we import from China to the United States were to increase, we may be unable to pass on these higher costs which would negatively impact our financial performance and financial position.

Servicing our indebtedness requires a significant amount of cash, and there is no guarantee that we will have sufficient cash flow from our business to pay our substantial indebtedness.

As of March 31, 2019, we had approximately US$4.4 million drawn on our line of credit, and approximately CDN$5.6 million in convertible debentures outstanding, and as of September~~June~~ 30, 2019 we had approximately US$4.6~~9~~ million drawn on our line of credit, and approximately CDN$5.6 million in convertible debentures outstanding. Our substantial consolidated indebtedness may increase our vulnerability to any generally adverse economic and industry conditions. We and our subsidiaries may, subject to the limitations in the terms of our existing and future indebtedness, incur additional debt, secure existing or future debt or recapitalize our debt.

Our ability to make scheduled payments of the interest on our indebtedness when due, or to make payments upon repurchase demands with respect to our line of credit, or to refinance our indebtedness as we may need or desire, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to satisfy our obligations under our existing indebtedness, and any future indebtedness we may incur, and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance existing or future indebtedness will depend on the capital markets and our financial condition at such time. In addition, our ability to make payments may be limited by law, by regulatory authority or by agreements governing our future indebtedness. We may not be able to engage in any of these activities or engage in these activities on desirable terms or at all, which could result in a default on our existing or future indebtedness and have a material adverse effect on our business, results of operations and financial condition.

Our line of credit contains covenant restrictions that may limit our ability to operate our business.

The terms of our line of credit contains, and future debt agreements we enter into may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to, among other things, incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our line of credit, which would permit the lender to demand repayment. If a demand is made for us to repay our line of credit, we may not have sufficient funds available to repay it.

Risks Related to Our Company

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of British Columbia, Canada. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or "blue sky" laws.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act". For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

- the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the Securities and Exchange Commission or more);
- the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933;
- the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

- the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to our shareholders.

As a foreign private issuer, we will be exempt from certain rules under the Securities Exchange Act of 1934 that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Securities Exchange Act of 1934 if our common shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934. In addition, our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 if our common shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as a company that files as a U.S. domestic issuer whose securities are registered under the Securities Exchange Act of 1934, nor are we generally required to comply with the Securities and Exchange Commission's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly updates on Form 6-K to the Securities and Exchange Commission for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Securities Exchange Act of 1934. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. domestic issuer.

Our shareholders approved a shareholder rights plan which may be implemented by management and may impede a change in control

Our shareholders approved a shareholder rights plan which has not been implemented by management, but which, if implemented, may impede a change in control. The shareholder rights plan provides for the issuance of one right for each common share of the company outstanding, and the rights become separable and exercisable upon the receipt of a take-over bid or similar proposal other than those meeting certain conditions or those that are exempted by our board of directors. The potential for the rights becoming separable and exercisable may have the effect of impeding a change of control of the company.

Risks Related to Our Common Shares

Because we can issue additional common shares or preferred shares, our shareholders may experience dilution in the future.

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Our board of directors has the authority to cause us to issue additional common shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of our preferred shares, without consent of our shareholders. The issuance of any such securities may result in a reduction of the book value or market price of our common shares. Given the fact that we have not achieved profitability or generated positive cash flow historically, and we operate in a capital intensive industry with significant working capital requirements, we may be required to issue additional common equity or securities that are dilutive to existing common shares in the future in order to continue its operations. Our efforts to fund our intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares are quoted on the OTCQX operated by the OTC Markets Group and listed on the TSX Venture Exchange. Trading of shares on the OTCQX or TSX Venture Exchange is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.

The volume of trading in our common shares has been low and the share price has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

- sales or potential sales of substantial amounts of our common shares;

- announcements about us or about our competitors;
- litigation and other developments relating to our company or those of our suppliers or our competitors;

- conditions in the automobile industry;

- governmental regulation and legislation;

- variations in our anticipated or actual operating results;

- change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;

- change in general economic conditions or trends;

- changes in capital market conditions or in the level of interest rates; and

- investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market price of common shares of vehicle companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares, regardless of our actual operating performance.

Volatility in our common share price may subject us to securities litigation

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the foreseeable future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources away from the day to day business operations.

Our common shares are thinly traded, and you may be unable to sell your shares at a reasonable price, or sell your shares at all

Our common shares are quoted on the OTCQX operated by the OTC Markets Group and listed on the TSX Venture Exchange. Trading of shares on the OTCQX or TSX Venture Exchange is often more sporadic than the trading of securities listed on a stock exchange like the NASDAQ, the NYSE or the Toronto Stock Exchange. In the quarter ended March 31, 2019, our average daily trading volume on the OTCQX was approximately 13,650 shares, and for the quarter ended September~~June~~ 30, 2019 our average daily trading volume on the OTCQX was approximately 22,525~~12,739~~ shares, and there were several trading days in each quarter when no shares were traded. Our common shares may continue to be "thinly-traded", meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they may be reluctant or unwilling to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we have a longer operating history. As a consequence, there may be periods of time when trading activity in our shares is minimal or non-existent as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our common shares may not develop or, if one were to develop, may not be sustained.

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further working capital, thereby adversely impacting our ability to continue operations.

A prolonged and substantial decline in the price of our common shares could result in a reduction in the liquidity of our common shares and a reduction in our ability to raise capital. Because we plan to acquire a significant portion of the funds we need in order to conduct our planned operations through the sale of equity securities, a decline in the price of our common shares could be detrimental to our liquidity and our operations because the decline may cause investors not to choose to invest in our shares. If we are unable to raise the funds we require for all our planned operations and to meet our existing and future financial obligations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. As a result, our business may suffer, and we may go out of business.

Because we do not intend to pay any cash dividends on our common shares in the near future, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

Our common shares are penny stock. Trading of our common shares may be restricted by the Securities and Exchange Commission's penny stock regulations, which may limit a shareholder's ability to buy and sell our common shares.

Our common shares are penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

The Financial Industry Regulatory Authority sales practice requirements may also limit a shareholder's ability to buy and sell our common shares.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares.

Forward-Looking Statements

This prospectus contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intend", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled "Risk Factors", uncertainties and other factors, which may cause our company's or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Information on Our Company

History and Development of Our Company

We are a corporation incorporated under the Business Corporations Act (British Columbia) in British Columbia, Canada under the name "GreenPower Motor Company Inc." with an authorized share structure of unlimited number of common shares and preferred shares without par value. Our principal place of business is located at Suite 209 - 240 Carrall Street, Vancouver, British Columbia V6J 2B2, Canada and our telephone number is (604) 563-4144. Our registered agent in the United States is GKL Corporate/Search, Inc., located at One Capitol Mall, Suite 660, Sacramento, California 95814 and its telephone number is (800) 446-5455.

History of Our Company

Our company was incorporated under the *Business Corporations Act* (British Columbia) on March 30, 2010 as "Oakmont Capital Corp." Oakmont Capital Corp.'s authorized capital consisted of an unlimited number of common and preferred shares. On June 17, 2011, Oakmont Capital Corp. completed an initial public offering of 4,000,000 common shares for gross proceeds of CDN$400,000 and the Oakmont Capital Corp. shares began trading on the TSX Venture Exchange on June 21, 2011 under the symbol "OMK.P". Prior to completing its Qualifying Transaction (as defined in the policies of the TSX Venture Exchange), Oakmont Capital Corp. was a capital pool company listed for trading on the TSX Venture Exchange in Canada. A capital pool company is a company with no assets other than cash and no commercial operations. The capital pool company uses its funds to seek out an investment opportunity.

On October 25, 2012, Oakmont Capital Corp. entered into a share exchange agreement with 0939181 B.C. Ltd., pursuant to which Oakmont Capital Corp. agreed to acquire 0939181 B.C. Ltd., which would constitute Oakmont Capital Corp.'s Qualifying Transaction. On July 3, 2013, the TSX Venture Exchange accepted Oakmont Capital Corp.'s Qualifying Transaction. Oakmont Capital Corp. then became a Tier 2 Mining Issuer on the TSX Venture Exchange. On July 3, 2013, Oakmont Capital Corp. also changed its name to "Oakmont Minerals Corp." The common shares of Oakmont Minerals Corp. began trading on the TSX Venture Exchange under the symbol "OMK" on July 8, 2013. Oakmont Minerals Corp. was then a natural resource company engaged in the acquisition and exploration of resource properties, with its focus on the Utah Manganese Properties, which included four separate properties (known as Duma Point, Dubinky Well, Moab Fault and Flat Iron) consisting of 150 mineral claims totaling 1,250 hectares held 100% by Utah Manganese Inc., a wholly-owned subsidiary of 0939181 B.C. Ltd. Oakmont Minerals corp. was engaged in the exploration of the Utah Manganese Properties to determine the presence of geo-chemical characteristics that could support small-to-medium scale extraction of minerals suitable for use in specialty high strength steel production. Oakmont Minerals Corp. remained in the exploration stage and did not generate revenues or income from operations.

On December 23, 2014, 0999314 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of Oakmont Minerals Corp. completed an amalgamation with GreenPower Motor Company Inc., a British Columbia corporation, pursuant to an amalgamation agreement between Oakmont Minerals Corp., 0999314 B.C. Ltd., and GreenPower Motor Company Inc. dated April 14, 2014. The amalgamated company (with the name "0999314 B.C. Ltd.") became a wholly-owned subsidiary of Oakmont Minerals Corp. and Oakmont Minerals Corp. changed its name to "GreenPower Motor Company Inc." and the common shares of GreenPower Motor Company Inc. (formerly Oakmont Minerals Corp.) were consolidated on the basis of two pre-consolidation shares for each post-consolidation share. And our common shares began trading under the symbol "GPV" on the TSX Venture Exchange effective December 30, 2014. For accounting purposes, this amalgamation was considered a reverse take-over whereby GreenPower Motor Company Inc. was considered the acquiring company of Oakmont Minerals Corp. Subsequent to the completion of the amalgamation, the business of GreenPower Motor Company Inc. became the business of the amalgamated company.

Prior to the amalgamation on December 23, 2014, GreenPower Motor Company Inc., the acquiring company of Oakmont Minerals Corp. for the accounting purposes, was incorporated on September 18, 2007 as "Blackrock Resources Ltd." under the *Business Corporations Act* (British Columbia), with an authorized share structure of unlimited number of common shares and preferred shares without par value. Pursuant to share purchase agreements dated September 30, 2013, Blackrock Resources Ltd. completed a reverse takeover transaction with GP GreenPower Industries Inc., whereby it acquired all of the issued and outstanding shares of GP GreenPower Industries Inc. in exchange for the issuance of 47,534,402 common shares of Blackrock Resources Ltd. In connection with the reverse takeover transaction with GP GreenPower Industries Inc., Blackrock Resources Ltd. changed its name from "Blackrock Resources Ltd." to its then name, "GreenPower Motor Company Inc.", on July 22, 2013.

In May 2015, our common shares were approved for trading on the OTCQB in the United States under the trading symbol "GPVRF".

In October 2015, we announced the sale of two school buses to Adomani Inc. and appointed Adomani Inc. as a non-exclusive authorized factory sales representative for school buses in California. In November 2015, we entered into a letter of intent with the Greater Victoria Harbour Authority and CVS Cruise Victoria Ltd. to lease our EV 550 double decker buses. The buses were delivered to CVS Cruise Victoria Ltd. in February 2018. By mid-2016, our company was offering a suite of transit buses ranging in length from 30 feet to 60 feet, a 45-foot coach bus, a 45-foot double decker, and a school bus.

In December 2016, we announced that the California Air Resources Board had awarded $9.5 million to the City of Porterville to deploy 10 GreenPower EV 350 40-foot transit buses and to install 11 charging stations on its transit routes. Two EV 350 buses were delivered to the City of Porterville in the year ended March 31, 2018, and another 6 buses were delivered in the year ended March 31, 2019. The 9th bus was delivered in May 2019 and the final bus is expected to be delivered to the City of Porterville during the summer of 2019.

In June 2018, our company appointed Creative Bus Sales as our exclusive sales agent. Creative Bus Sales is the largest bus dealer in the United States, with 18 physical locations, a 75-person sales team and more than 200 service and support staff. During the year ended March 31, 2019, we delivered 14 buses to customers, pursuant to vehicle leases and vehicle sales. The customers were all located in the state of California, and include Sacramento Regional Transit, the University of California San Francisco, the Port of Oakland, Airline Coach Services and the City of Porterville. On November 14, 2018, Utah Manganese Inc., the wholly-owned subsidiary of 0939181 B.C. Ltd., the company with which Oakmont Capital Corp. effected its Qualifying Transaction in 2013, changed its name from "Utah Manganese Inc." to "San Joaquin Valley Equipment Leasing Inc." and San Joaquin Valley Equipment Leasing Inc. is now used by GreenPower Motor Company Inc. to enter into lease agreements to lease its buses.

The principal capital expenditures of our company have been investments in a 9.3 acre parcel of land in the City of Porterville (carrying value of $794,431 as at March 31, 2019) and in electric buses and EV equipment (one Synapse shuttle, three EV 350 buses and ancillary equipment) (carrying value of $799,093 as at March 31, 2019). Two EV 350 buses are currently being leased to customers. All three of the buses are located in California. We are in the process of obtaining building permits from the City of Porterville to develop a manufacturing facility and office building on the land in Porterville. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of convertible debentures, warrants and common shares, proceeds from the exercise of warrants for common shares, loans from related parties, and from our company's $5 million operating credit line with the Bank of Montreal.

There have been no indications of any public takeover offers by third parties in respect of our company's shares or by our company in respect of other companies' shares which have occurred during the last and current financial year.

Business Overview

We design, build and distribute a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttle buses, a double decker bus and cargo van. We employ a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions. We integrate global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker or I/O Controls for the dash and control systems. This OEM platform allows our company to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements.

We are an Original Equipment Manufacturer (**"OEM"**) of Class 4-8 commercial, heavy-duty bus chassis for products ranging from a 25-foot Min-eBus to a 45 foot double decker bus. We utilize various contract manufacturers in Malaysia, Taiwan and China for all of the major components with final assembly in Porterville, California. We are planning to expand our manufacturing capabilities with component manufacturing in Porterville.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

- Low total cost-of-ownership vs. conventional gas or diesel-powered vehicles

- Improved profitability through:

  - Lower maintenance costs
  - Reduced fuel expenses

- Satisfaction of government mandates to move to zero-emission vehicles

- Decreased vehicle emissions and reduction in carbon footprint

- Improved vehicle safety and driver experience

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Our company currently sells and leases its vehicles to fleet customers directly and through its primary distributor Creative Bus Sales. Creative Bus Sales is considered to be the largest bus dealer in the United States for sales, parts and service. With 18 physical locations, a 75-person sales team, and 200-plus service and support staff, Creative Bus Sales sold thousands of buses in the U.S. last year and represents over 20 of the top bus manufacturers.

Products

EV Star

The GreenPower EV Star Min-E bus is a zero-emission, multi-utility electric vehicle capable of a range up to 150 miles on a single charge. The EV Star is a purpose-built, electric mini-bus with a life expectancy of ten years. The 25-ft EV Star is offered in 3 configurations that include the base model EV Star Min-eBus, the EV Star Plus, and the EV Star CarGo Van. The EV Star Min-eBus features a maximum capacity of 19 passengers while the wider EV Star Plus has a maximum capacity of 24 passengers and a flat tracked floor to allow for seating customization. The EV Star can be used as a paratransit bus, executive shuttle, micro transit, and vanpool service. The seating layout is customizable to an operator's needs with multiple configurations and multiple ADA positions available. The EV Star CarGo is a cargo van with a capacity of over 570 cubic feet and a payload of up to 6,000 pounds.

The EV Star utilizes standard J1772 CCS charging and can fully charge in as little as 2 hours or overnight. The EV Star was designed and built from the ground-up around its electric drive and battery system.

EV Transit Bus Line

Launched in 2014, our EV battery-electric transit bus line features multiple models that include the 30-ft EV250, the 40-ft EV350, and the double decker EV550. Our electric buses do not have heavy battery storage or battery charging systems on the roof of the bus which enhances the user experience due to the bus's low center of gravity for steering and maneuvering around corners. This design also offers ease-of-access for maintenance due to the low positioned stainless-steel battery trays that can be accessed without removing panels or the use of elaborate hoist systems to maintain the battery boxes.

EV250

The EV250 is our battery-electric 30-ft low floor transit bus with a passenger capacity of 28 seats plus standees. It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV250 features a Siemens ELFA traction motor, a 240-kWh battery capacity, and a range of up to 160 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV350

The EV250 is our battery-electric 40-ft low floor transit bus with a passenger capacity of 40 seats plus standees. It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV350 features a Siemens ELFA traction motor, a 430-kWh battery capacity, and a range of up to 220 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV550

The EV550 is our battery-electric 45-ft double-decker bus with a passenger capacity of 100 seats plus standees. It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV550 features a Siemens ELFA traction motor, a 575-kWh battery capacity, and a range of up to 300 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

Synapse Type-D School Bus

The GreenPower Synapse Type-D School Bus features a clean sheet build that was designed from the ground-up around its electric drive and battery systems. The body and chassis are integrated together to form the composite monocoque structure which provides the benefits of increased strength and a significant weight advantage in comparison to other school buses. Additionally, the design is not limited to the inner frame rails like conventional "body on chassis" school buses which allows for the maximization of interior space.

The GreenPower Synapse is offered in 2 different length configurations and maximum capacities that include the 36-ft 72 passenger Synapse 72, and the 40-ft 90 passenger Synapse 90. The Synapse features a flat tracked floor that gives the end-user complete seating customization that can be modified with ease. The tracked flooring also allows the end-user to customize how many wheelchair positions are located on the bus and their location.

Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 165-kWh advanced battery system, the Synapse has a reliable range of greater than 100 miles on a single charge. This is paired with a state of the art TM4 electric drivetrain that has accumulated over one million miles in heavy-duty application. The standard J1772 Level 2 charging of the Synapse will fully charge the electric school bus in under 7 hours.

Synapse Shuttle

The Synapse Shuttle is our battery-electric, high floor shuttle bus that features a purpose-built design with a monocoque structure providing safety and durability. The Synapse shuttle has a length of 36-ft, and offers seating for over 40 passengers. The shuttle's clean sheet design and flat floor allows easy customization of the interior space that can be set up with various seating, luggage racks, or activity setups, and the pass-through under-carriage offers capacity for storage. The Synapse Shuttle features a range of up to 150 miles on a single charge and can be configured with multiple charging options including Level 2 on-board charging or Level 3 DC fast charging.

Technology

Batteries

The battery pack is a key component with the design, development, and manufacture of advanced electric-vehicle powertrains. Where some other electric vehicle (**"EV"**) manufacturers build their own battery packs we purchase the batteries in a plug-and-play pack from our designs. This provides us with the flexibility to use different cell manufacturers with different battery chemistries. We believe that the underlying battery cells are a commodity and consequently have designed our products to take full advantage of the best batteries that are available at the time we manufacture our products.

Powertrains

Our powertrains encompass the complete motor assemblies, computers, and software required for vehicle electrification. We use off-the-shelf proven components such as Siemens for the drive motors for our low floor transit buses and TM4 for our EV Stars or Synapse buses.

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Telematics

The telematics system and associated hardware installed in almost all of our vehicles is designed to monitor the controller area network traffic for specific signals. These signals are uploaded along with GPS data to a server facility. The real-time data is stored in a database as it arrives and delivers updates to clients connected through the web interface. The information transmitted to the cloud and stored onboard the vehicle include: vehicle location, vehicle speed, vehicle energy usage, the amount of charge remaining in the battery, vehicle range, general status of the health of vehicle systems, using onboard diagnostics and driver habits monitoring.

Locations and Facilities

Our primary production facility is located at 90 W Poplar, Porterville, California. We occupy a 50,000 sq. ft. facility that is used for the production of our products. We also have additional space with approximately 20,000 sq. ft. that we use for production and includes offices at 2011 Wildcat Way in Porterville, California.

Our U.S. operations, sales and marketing office is located at 8885 Haven Avenue, Rancho Cucamongo, California.

Our corporate office is located at 240 - 209 Carrall Street, Vancouver, British Columbia, Canada.

During the year ended March 31, 2017, we purchased 9.3 acres on Hope Drive in Porterville California which is being financed with a promissory note. We completed the plans for the civil work, obtained a grading permit and have submitted plans for the construction of a 144,000-square-foot manufacturing facility The facility will be built in three phases with the first phase consisting of 50,000 square feet to come online next year.

Marketing

Our sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit properties, government agencies and school districts.

Our priority is to generate customers across all of the sectors we are targeting including transit, shuttle, schools, government and commercial. As we can produce the EV Star in the shortest time compared to any of our other products and given the ease with which we can deploy an EV Star we are focused on growing this business in the short term. Many of the customers that we have deployed or are targeting with the EV Star also have other buses in their fleet that we can replace with our all-electric buses such as with our low floor transit products or our Synapse Shuttle. Ultimately, we intend to be the best choice for a vehicle in this segment regardless of the fuel type that the customer chooses. Our sales plan is to meet with the top potential customers and obtain purchase orders for new electric vehicles for their production vehicle requirements.

Finally, since our competitive advantage in the marketplace is our ability to provide purpose-built solutions to customers that have unique requirements at relatively low-volume, we are also submitting proposals to companies for purpose-built vehicle applications.

Strategic Relationships

On May 25, 2018, we entered into an agreement with Creative Bus Sales to serve as the primary distributor, except with respect to certain exclusive accounts, in certain states in the United States. Creative Bus Sales will also serve as the sole and exclusive provider of certain repair services and the sole and exclusive distributor of certain vehicle parts in the United States

Research and Development

The majority of our research and development is conducted in-house. Additionally, we contract with engineering firms to assist with validation and certification requirements as well as specific vehicle integration tasks.

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Competitive Companies

The commercial vehicle market, is highly competitive and we expect it to become even more so in the future as additional companies launch competing vehicle offerings. However, the commercial alternative fueled vehicle market is less developed and less competitive. Competition varies by sector with EV manufacturers that solely offer all-electric buses (such as BYD, Proterra or Lion) or traditional manufacturers of heavy duty buses who are entering the market with all-electric buses (such as New Flyer or Bluebird).

Transit buses

GreenPower	**30', 40', 45'DD and EV Star**
BYD	30', 35', 40', 60' and 45'DD
Gillig	29', 35' and 40'
New Flyer	35', 40' and 60'
Proterra	35' and 40'

School Buses

GreenPower	**Synapse Type D**

Blubird	Type C and Type D
Lion	Type C and Type D
MicroBird	Type A on E450 platform
Motiv	Type A on Ford E450 platform
Motiv	Type C on Ford F59 platform
Phoenix Motors	Type A
Thomas Built	Type C

Shuttle Buses

GreenPower	**EV Star and Synapse Shuttle**
MicroBird	On E450 platform
Motiv	On Ford E450 platform
Phoenix Motors	Zeus 300 and 400 cutaway
Zenith Motors	Passenger Van

Cargo Van

GreenPower	**EV Star Cargo**
Chanje	V8100 panel van
Lightning Systems	Ford transit 350HD cutaway
Workhorse	E-100 step van
Zenith Motors	Cargo van

Some of the key differences between our company and many of our competitors in the heavy-duty bus market is that we use a clean sheet design to offer customers purpose-built solutions. Many of our competitors use an existing layout and then determine where to place the batteries or the drive motor or in some cases retrofit an existing design and build.

We believe that the primary competitive factors within the heavy-duty commercial vehicle market are:

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- the difference in the initial purchase prices of electric vehicles and comparable vehicles powered by internal combustion engines, both including and excluding the impact of government and other subsidies and incentives designed to promote the purchase of electric vehicles;
- the total cost of vehicle ownership over the vehicle's expected life, which includes the initial purchase price and ongoing fuel, operational and maintenance costs;
- vehicle quality, performance and safety;
- government regulations and economic incentives promoting fuel efficiency and alternate forms of energy; and
- the quality and availability of service and parts for the vehicle.

Government Regulation

Our electric vehicles are designed to comply with a significant number of governmental regulations and industry standards, some of which are evolving as new technologies are deployed. Government regulations regarding the manufacture, sale and implementation of products and systems similar to our electric vehicles are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

Emission and fuel economy standards

California legislature has adopted a zero-emission bus program for all California public transit properties called the Innovative Clean Transit Regulation (ICT). The ICT regulation was adopted in December 2018 and requires all public transit agencies to gradually transition to a 100 percent zero-emission bus (ZEB) fleet. Beginning in 2029, 100% of new purchases by transit agencies must be ZEBs, with a goal for full transition by 2040. It applies to all transit agencies that own, operate, or lease buses with a gross vehicle weight rating (GVWR) greater than 14,000 lbs. It includes standard, articulated, over-the-road, double-decker, and cutaway buses.

On June 27, 2019, the California Air Resources Board ("CARB") approved a rule that will require fixed route airport shuttles serving the state's 13 largest airports to transition to 100 percent zero-emission vehicles by 2035. The regulation affects public and private fleets, including parking facilities, rental car agencies and hotels. This applies to about 1000 Buses and Shuttles.

Government regulation related to climate change is in effect at the U.S. federal and state levels. The U.S. Environmental Protection Agency (**"EPA"**) and the National Highway Traffic Safety Administration (**"NHTSA"**) issued a final rule for greenhouse gas emissions and fuel economy requirements for trucks and heavy-duty engines on August 9, 2011, which is applicable in model years 2018 through 2020. NHTSA and EPA also issued a final rule on August 16, 2016 increasing the stringency of these standards for model years 2021 through 2027.

The rules provide emission standards for CO_2 and fuel consumption standards for three main categories of vehicles: (i) combination tractors, (ii) heavy-duty pickup trucks and vans and (iii) vocational vehicles. We believe that our buses and EV Star Cargo Van would be considered "vocational vehicles" and "heavy-duty pickup trucks and vans" under the rules. According to the EPA and NHTSA, vocational vehicles consist of a wide variety of truck and bus types, including delivery, refuse, utility, dump, cement, transit bus, shuttle bus, school bus, emergency vehicles, motor homes and tow trucks, and are characterized by a complex build process, with an incomplete chassis often built with an engine and transmission purchased from other manufacturers, then sold to a body manufacturer.

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the CARB with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act's standards and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles.

Manufacturers who sell vehicles in states covered by federal requirements under the Clean Air Act without a Certificate of Conformity may be subject to penalties of up to $44,539 per violation and be required to recall and remedy any vehicles sold with emissions in excess of Clean Air Act standards. In 2013, we received approval from CARB to sell the E-100 in California based on our own emissions tests.

Vehicle safety and testing

The National Traffic and Motor Vehicle Safety Act of 1966 (the **"Safety Act"**) regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. Should we or

NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

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Battery safety and testing

Our battery pack configurations are designed to conform to mandatory regulations that govern transport of "dangerous goods," which includes lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Safety Administration and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual of Tests and Criteria. The requirements for shipments of these goods vary by mode of transportation, such as ocean vessel, rail, truck and air.

Vehicle dealer and distribution regulation

Certain states' laws require motor vehicle manufacturers and dealers to be licensed in such states in order to conduct manufacturing and sales activities. To date, we are registered as a motor vehicle manufacturer in California and as a dealer in California. We have not yet sought formal clarification of our ability to manufacture or sell our vehicles in any other states.

Plan of Operations

In June 2019, we started production on another 50 EV Stars, 24 of which have been substantially completed, and the majority of the costs to produce these vehicles have been incurred. Eight of these vehicles are expected to be ready for delivery over the next two weeks and the remainder are expected to be ready for delivery in October 2019. The remaining costs to complete manufacturing of the 26 vehicles is approximately $1 million, excluding shipping, duties, tariffs and other costs. Once the production timeline is known for the balance of these units we will commence production on the next round of EV Stars.

As of September 30July 31, 2019 we had approximately $0.4 $1.5 million available on the line of credit, $0.5 million ofsome cash on hand, and approximately $2.13.6 million in accounts receivable and anticipated receipts from the delivery of completed vehicles over the coming months. In addition, we had inventory of approximately $6.9 million, $4.3 million of which was finished goods, and we expect to receive payment for delivery of completed vehicles over the next several months.Consequently, we do not anticipate raising additional funds for our current operations over the next six months.

We are set up for complete vehicle assembly and are presently planning assembly of EV Stars in Porterville that will enable our company to meet the federal "buy America" standards for these vehicles. We expect only minor purchases of capital equipment over the next 6-9 months totaling less than $50,000 for the complete assembly of vehicles in Porterville. We are also working on preparing our facility for the complete assembly of our EV Star Transit Plus and a prototype of a forty-foot ninety passenger Type D school bus.

Our current leased facilities in Porterville are sufficient for our current level of production of EV Stars. Our company owns a 9.3 acre parcel of land in the City of Porterville and are in the process of obtaining permits from the City of Porterville where we plan to build a 144,000 sq. ft. manufacturing facility. We are in the process of obtaining building permits from the City of Porterville to commence construction of this facility. We have not made a final decision to proceed with the project and are evaluating alternative ways to increase capacity, including leasing additional space. To date, this development and other principal capital expenditures have been funded with capital which has been sourced from our company's sale of convertible debentures, warrants and common shares, proceeds from the exercise of warrants for common shares, loans from our CEO, and from our company's $5 million operating credit line with the Bank of Montreal.

We will need to hire additional staff for the increased production of vehicles as well as for several other requirements including Engineering, QA/QC, Production Planning, Project Management and Procurement personnel.

We ~~started~~expect to start the federally sponsored Altoona testing of our EV Star in ~~late September or early~~ October 2019. ~~which will require a GP vehicle, our EV Star.~~ This structural and durability test, that is required for the use of Federal Transit Administration funding, usually takes 3 months to complete. We ~~expect to~~ have an employee ~~or consultant~~ on site in Altoona, PA during this test. Our estimated cost for completion of the Altoona test is approximately $220,000, plus the wear and tear on a single EV Star vehicle that would be put through the test. In addition, we expect to complete FMVSS brake tests required for the EV Star within the next 6 months, at an estimated cost of approximately $90,000.

We anticipate that we will need to raise additional capital over the next several months to fund our growth objectives, develop new products, meet "Buy America" standards, expand our production capacity, and hire additional staff. We will continue to evaluate capital and bank market conditions, and may seek to raise debt or equity capital, depending on overall market conditions and pricing.

Organizational Structure

We have the following wholly-owned subsidiaries:

1. GP GreenPower Industries Inc. (incorporated in the Province of British Columbia, Canada)

2. GreenPower Motor Company, Inc. (incorporated in the State of Delaware)

3. 0939181 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

4. San Joaquin Valley Equipment Leasing Inc. (formerly, Utah Manganese, Inc.) (incorporated in the State of Utah)

5. 0999314 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)

Property, Plant and Equipment

We maintain our corporate office at a leased property at 240-209 Carrall Street, Vancouver, British Columbia V6B 2J2, Canada. We first entered into a three-year lease of this office on January 24, 2014, and subsequently renewed the lease for a term of 3 years, which expires on January 31, 2020. The office space is 869 square feet, and current annual rent is CDN$32.00 per square foot plus a pro-rata share of operating costs and property taxes. We are not allowed to assign or sub-lease the premises without the written consent of the landlord.

We maintain an office for the U.S. operations, sales, marketing and support at a leased property at 8885 Haven Avenue, Suite 150, Rancho Cucamonga, CA 91730. The current sub-lease commenced on February 1, 2019 and expires on August 31, 2021. The monthly rent under the agreement is $4,785.03 per month, plus a pro-rata share of operating costs and property taxes.

We maintain two leased properties in the City of Porterville that are used for assembly and manufacturing. One facility is approximately 20,000 square feet and is located at 2011 Wildcat Way, Porterville, CA 93527. The original lease was entered into on August 1, 2018 and terminated on August 1, 2019. The current lease on this property commenced August 1, 2019, and terminates August 1, 2022. Rent is $5,000.00 per month for the first year of the lease, $5,100 per month for the second year of the lease and $5,200 per month for the third year of the lease. We also lease a second manufacturing facility and assembly facility of approximately 50,000 square feet located at 90 West Poplar, Porterville, CA, 93257 which commenced on October 1, 2018 and ends on September 30, 2022 with the option to extend the lease for an additional three years. The initial monthly rent is $12,317.52 until September 2019, increasing to $13,343.98 between October 2019 and September 2021, and increasing to $14,370.44 between October 2021 and September 2022. Under the terms of this lease we are also responsible for a pro-rata portion of operating costs and property taxes.

The principal capital expenditures of our company have been investments in a 9.3 acre parcel of land in the City of Porterville (carrying value of $794,431 as at March 31, 2019) and in electric buses and EV equipment (one Synapse shuttle, three EV 350 buses and ancillary equipment) (carrying value of $799,093 as at March 31, 2019). Two of the EV 350 buses are currently being leased to customers. All four of the buses are located in California. We are in the process of obtaining building permits from the City of Porterville to develop a manufacturing facility and office building on the land in Porterville. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of convertible debentures, warrants and common shares, proceeds from the exercise of warrants for common shares, loans from related parties, and from our company's $5 million operating credit line with the Bank of Montreal.

Employees

As of March 31, 2017, 2018 and 2019, we had 8, 14, and 24 employees, respectively. Our employees are not members of a labor union.

Our workforce is based out of our head office in Vancouver, British Columbia, Canada, our sales office in Rancho Cucamonga, California and our manufacturing facilities based in Porterville, California.

The breakdown of full-time employees by main category of activity and geographic location, as at March 31, 2019 is as follows:

Activity	Number of Full-Time Employees	Location
Engineering, Research & Development	12	Rancho Cucamonga, CA and Porterville, CA
Sales & Marketing	2	Rancho Cucamonga, CA
General & Administration	5	Vancouver, British Columbia, Canada, and Rancho Cucamonga, CA.
Executives	5	Vancouver, British Columbia, Canada, and Rancho Cucamonga, CA.

Selected Financial Data

The following table summarizes selected financial data for our company for the years ended March 31, 2019, March 31, 2018 and March 31, 2017, and for the three and six-month periods ended September 30, 2019 and September 30, 2018. The information in the table should be read in conjunction with the financial statements included in this prospectus and with the information appearing under the heading, "Operating and Financial Review and Prospects" beginning at page 27 below.

Consolidated Statements of Operations and Comprehensive Loss Data	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017
Revenue	$ 6,082,561	$ 3,516,156	$ -
Cost of Sales	$ 4,224,419	$ 2,267,765	$ -
Gross Profit	$ 1,858,142	$ 1,248,391	$ -
Expenses	$ 6,324,062	$ 4,603,714	$ 2,813,217
Loss from Operations	$ (4,465,920)	$ (3,355,323)	$ (2,813,217)
Total Comprehensive Loss	$ (4,567,842)	$ (2,752,826)	$ (2,808,429)
Loss per Common Share, Basic and Diluted	$ (0.05)	$ (0.03)	$ (0.03)

Consolidated Statements of Operations and Comprehensive Loss Data	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Six Months Ended September 30, 2019	Six Months Ended September 30, 2018
Revenue	$ 5,430,503	$ 9,008	$ 7,880,454	$ 2,489,362
Cost of Sales	$ 4,038,365	$ -	$ 5,764,920	$ 1,612,229
Gross Profit	$ 1,392,138	$ 9,008	$ 2,115,534	$ 877,133
Expenses	$ 2,104,506	$ 1,454,480	$ 4,091,386	$ 2,951,784
Loss from Operations	$ (712,368)	$ (1,445,472)	$ (1,975,852)	$ (2,074,651)
Total Comprehensive Loss	$ (696,989)	$ (1,457,623)	$ (1,964,984)	$ (2,092,674)
Loss per Common Share, Basic and Diluted	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.02)

Consolidated Statements of Financial Position Data	As of March 31, 2019	As of March 31, 2018	As of September 30, 2019
Cash and Restricted Cash	$ 198,920	$ 1,007,329	$ 487,230
Working Capital (Deficit)	$ (155,176)	$ 2,180,184	$ 1,648,610
Total Assets	$ 11,910,299	$ 7,490,466	$ 14,515,250
Total Liabilities	$ 11,995,935	$ 5,322,721	$ 12,563,525
Accumulated Deficit	$ (18,706,668)	$ (14,080,139)	$ (20,682,520)

Shareholder's Equity (Deficit)	$ (85,636)	$ 2,167,745	$ 1,951,725

Consolidated Statements of Financial Position Data	As of March 31, 2019	As of March 31, 2018	As of June 30, 2019
Cash and Restricted Cash	$ 198,920	$ 1,007,329	$ 223,569
Working Capital (Deficit)	$ (155,176)	$ 2,180,184	$ 2,775,679
Total Assets	$ 11,910,299	$ 7,490,466	$ 15,620,864

Consolidated Statements of Financial Position Data	As of March 31, 2019	As of March 31, 2018	As of June 30, 2019
Total Liabilities	$ 11,995,935	$ 5,322,721	$ 13,181,118
Accumulated Deficit	$ (18,706,668)	$ (14,080,139)	$ (19,970,152)
Shareholder's Equity (Deficit)	$ (85,636)	$ 2,167,745	$ 2,439,746

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Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of DecemberSeptember ♦, 2019, we had 108,207,251 common shares issued and outstanding and no preferred shares issued and outstanding.

The table below sets forth our total indebtedness and shows the capitalization of our company as of September June 30, 2019 on an actual basis and on an as adjusted basis to give effect to the issuance of the aggregate of 6,557,371 common shares issuable upon exercise of the warrants by the selling shareholders. You should read this table in conjunction with our audited financial statements, together with the accompanying notes and the other information appearing under the heading "Operating and Financial Review and Prospects" beginning on page 27 of this prospectus.

As at SeptemberJune 30, 2019

As at June 30, 2019

	Actual	As Adjusted[1]
Liabilities		
Line of credit (secured and guaranteed)	$ 4,633,916941,155	$ 2,134,902442,141
Secured and unguaranteed debt[2]	1,549,578527,332	1,549,578527,332
Unsecured and unguaranteed debt[3]	4,214,021167,601	4,214,021167,601
Equity (deficit)		
Share capital	$ 16,792,855485,403	19,491,095183,643
Equity portion of convertible debentures	379,50683,094	379,50683,094
Reserves	5,540,384635,280	5,341,158436,054
Accumulated other comprehensive loss	(78,50093,879)	(78,50093,879)
Accumulated deficit	(20,682,52019,970,152)	(20,682,52019,970,152)

Total capitalization	$ 12,349,240~~13,075,834~~	$ 12,349,240~~13,075,834~~

The information above is illustrative only.

Notes:

(1) The As Adjusted column gives effect to the issuance of the aggregate of 6,557,371 common shares issuable upon exercise of the warrants by the selling shareholders. The holders of the warrants are not obligated to exercise the warrants for the purchase of our common shares, and as a result, there can be no assurance that the holders will exercise any of the warrants. Proceeds of $2,499,014 from the issuance of common shares issuable on the exercise of warrants are assumed to be used to repay a portion of the balance of the line of credit.

(2) Secured and unguaranteed debt includes the promissory note payable and $1,116,793~~080,359~~ of loans payable to related parties.

(3) Unsecured and unguaranteed debt includes the note payable, lease liabilities, the liability portion of convertible debentures, and $219,699~~20,525~~ of loans payable to related parties.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended March 31, 2019, March 31, 2018 and March 31, 2017 and related notes, and our unaudited financial statements for the three~~-~~month and six-month period~~s~~ ended September~~June~~ 30, 2019 and September 30, 2018 and related notes, included in this prospectus. Our audited financial statements for the years ended March 31, 2019, March 31, 2018 and March 31, 2017 and our unaudited financial statements for the three~~-~~month and six-month periods ended September~~June~~ 30, 2019 and September 30, 2018 included in this prospectus were prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board.

Operating Results

For the three-month period ended September~~June~~ 30, 2019

For the three-month period ended September 30, 2019 we recorded revenues of $5,430,503 and cost of revenues of $4,038,365 generating a gross profit of $1,392,138 or 26% of revenues. Revenue was generated from the sale of one EV 350, two Synapse Type D school buses and 24 EV Stars, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $780,466 relating to salaries, project management, accounting, and administrative services; transportation costs of $56,884 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $99,403 related to travel for project management, demonstration of company products, and trade shows; product development costs of $301,313; sales and marketing costs of $49,322; professional fees of $52,940 consisting of legal and audit fees; and office expense of $36,125 consisting of rent and other office expenses, as well as non-cash expenses including $53,025 of share-based compensation expense and depreciation of $160,661, generating a loss from operations before interest, accretion and foreign exchange of $(198,001).

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $510,042, and a foreign exchange loss of $4,325 resulted in a loss for the period of $(712,368). Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual and amortization of deferred financing fees totaled $690,496 in the three-month period.

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The consolidated total comprehensive loss for the three-month period was impacted by $15,379 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended June 30, 2019 we recorded revenues of $2,449,951 and cost of sales of $1,726,555 generating a gross profit of $723,396 or 30% of revenues. Revenue from vehicle sales and vehicle leases was generated from the sale of one EV 350 and 5 EV Stars, two of which were accounted for as finance leases, and revenue from other sources was primarily from sales of chargers. Operating costs consisted of administrative fees of $668,903 relating to salaries, project management, accounting, and administrative services; transportation costs of $61,980 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $88,347 related to travel for project management, demonstration of company products, and trade shows; product development costs of $214,413; sales and marketing costs of $97,158; interest and accretion on the convertible debentures and promissory note of $500,612; professional fees of $60,692 consisting of legal and audit fees; as well as $93,544 of non-cash share-based compensation expense and depreciation of $143,586. The remaining operating costs for the period amounted to $57,645 in general corporate expenses resulting in a consolidated net loss of $1,263,484. Non-cash expenses consisting of depreciation, share-based compensation, accretion, warranty accrual and amortization of deferred financing fees totaled $562,715 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $(4,511) of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2019

For the six-month period ended September 30, 2019 we recorded revenues of $7,880,454 and cost of revenues of $5,764,920 generating a gross profit of $2,115,534 or 27% of revenues. Revenue was generated from the sale of two EV 350s, two Synapse Type D school buses and 27 EV Stars, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $1,449,369 relating to salaries, project management, accounting, and administrative services; transportation costs of $118,864 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $187,750 related to travel for project management, demonstration of company products, and trade shows; product development costs of $515,726; sales and marketing costs of $146,480; professional fees of $113,632 consisting of legal and audit fees; and office expense of $93,608 consisting of rent and other office expenses, as well as non-cash expenses including $146,569 of share-based compensation expense and depreciation of $304,247, generating a loss from operations before interest, accretion and foreign exchange of $(960,711).

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,010,654, and a foreign exchange loss of $4,487 resulted in a loss for the period of $(1,975,852).

The consolidated total comprehensive loss for the six-month period was impacted by $10,868 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

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For the three-month period ended SeptemberJune 30, 2018

For the three-month period ended September 30, 2018 the Company recorded revenues of $9,008 and cost of revenues of nil generating a gross profit of $9,008. Operating costs consisted of administrative fees of $532,789 relating to salaries, project management, accounting, and administrative services; transportation costs of $74,503 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $80,104 related to travel for project management, demonstration of company products, and trade shows; product development costs of $6,637; sales and marketing costs of $93,710; professional fees of $38,834 consisting of legal and audit fees; and office expense of $68,724 consisting of rent and other office expenses; non-cash expenses including $88,903 of share-based

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compensation expense and depreciation of $114,672, generating a loss from operations before interest, accretion and foreign exchange of $(1,089,868).

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $354,180, and a foreign exchange loss of $1,424 resulted in a loss for the period of $(1,445,472). Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, and amortization of deferred financing fees totaled $403,000 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $(12,151) of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended June 30, 2018 we recorded revenues of $2,480,412 and cost of sales of $1,612,229 generating a gross profit of $868,183 or 35% of revenues. The revenue was generated from the sale of three EV 350's. Operating costs consists of administrative fees of $476,696 relating to salaries, project management, accounting, and administrative services; transportation costs of $54,861 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $66,712 related to travel for project management, demonstration of company products, and trade shows; product development costs of $163,622; sales and marketing costs of $126,374; interest and accretion on the convertible debentures and promissory note of $242,474; professional fees of $81,176 consisting of legal and audit fees; as well as $92,806 of non-cash share- based compensation expense and depreciation of $114,690. The remaining operating costs for the period amounted to $77,951 in general corporate expenses resulting in a consolidated net loss of $629,179. Non-cash expenses consisting of depreciation, share-based compensation, and accretion totaled $296,103 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $5,872 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2018

For the six-month period ended September 30, 2018 the Company recorded revenues of $2,489,362 and cost of revenues of $1,612,229 generating a gross profit of $877,133 or 35% of revenues. Revenue was generated from the sale of three EV 350s. Operating costs consisted of administrative fees of $1,009,427 relating to salaries, project management, accounting, and administrative services; transportation costs of $129,364 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $146,816 related to travel for project management, demonstration of company products, and trade shows; product development costs of $170,259; sales and marketing costs of $220,084; professional fees of $120,010 consisting of legal and audit fees; and office expense of $147,548 consisting of rent and other office expenses, as well as non-cash expenses including $181,709 of share-based compensation expense and depreciation of $229,362, generating a loss from operations before interest, accretion and foreign exchange of $(1,477,446).

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Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $596,654, and a foreign exchange loss of $551 resulted in a loss for the period of $(2,074,651).

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The consolidated total comprehensive loss for the six-month period was impacted by $(18,023) of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2019

The following is a description of our business activities during the year ended March 31, 2019. During the year, we completed and delivered a total of 11 buses, including 5 EV Stars and 6 EV 350s. In addition, we entered into lease

agreements for three buses with a customer operating the airport passenger shuttle service at LAX airport, including one EV 250 and 2 EV 350s.

We delivered a total of 6 EV 350s to the City of Porterville during the year ended March 31, 2019. 3 buses were delivered in June 2018 and the other 3 buses were delivered in March 2019. As of March 31, 2019, we delivered a total of 8 buses to the City of Porterville, with another 2 buses remaining to be delivered under the initial contract.

During the first quarter, we announced an order for 100 buses from Creative Bus Sales, the U.S.'s largest bus dealer for sales, parts and service. With this order, we also announced that Creative Bus Sales would become our company's exclusive authorized factory representative in certain states, offering sales, parts and service for our company's buses. We also attended the Advanced Clean Transportation Expo in Long Beach, CA where we provided demonstrations of a Synapse shuttle and an EV 350.

In November, we were awarded an initial contract for six EV Stars from Sacramento Regional Transit, or SacRT, for deployment on its SmaRT Ride service. SacRT provides public transportation for the City of Sacramento and most of Northern Sacramento County. Last year, SacRT launched SmaRT Ride, a new on-demand service where customers use a smartphone app to request shuttle rides within a designated service area. Following the success of its debut, SacRT received a $12 million grant from the Sacramento Transportation Authority to expand this service. SacRT plans on operating its SmaRT Ride shuttle service in 12 Sacramento communities, including the first disadvantaged community to receive the service. 2 EV Stars had been delivered to SacRT as at March 31, 2019.

We received an order for 3 EV Stars from Green Commuter for deployment for Vanpooling and Ride-Sharing services in November. Green Commuter is an all-electric vanpool provider based in California that combines vanpooling, car sharing and fleet replacement.

During November, we received an order for 5 EV250 thirty-foot all-electric buses. San Joaquin Valley Equipment Leasing Inc., a subsidiary of our company, provided lease financing for an existing EV 250 and entered into two separate lease financing arrangements with the same customer for two EV350 40-foot electric buses. Under the terms of the leases on the EV 350s, the customer has the option to return either of the EV 350s to our company in exchange for a new EV250.

We received an order for 2 EV Stars from the University of California San Francisco in June and completed and delivered the buses to the University of California San Francisco in December.

In January, we delivered an EV Star to the Port of Oakland, which is being used as an employee and executive shuttle for on-property transportation.

During the year, we entered into a lease and completed preparation of a 50,000 square foot facility in the City of Porterville, California. This facility is set up as a manufacturing and assembly center with an initial focus on the production of EV Stars and EV Star Plus buses.

During the year, we obtained an operating line of credit which had a limit of $5,000,000 as at March 31, 2019. The operating line of credit is secured by the assets of our company and two of our company's directors have also provided personal guarantees. The line of credit bears interest at the bank's US Base Rate (6.0% at March 31, 2019) plus a margin of 1.5%. The line of credit is being used to finance the production costs for our company's all-electric buses and for ongoing working capital requirements.

As at March 31, 2019, we had thirty EV Stars in pre-production to satisfy existing orders. We have also substantially completed production of the final two EV350 vehicles for the City of Porterville and one additional EV 350. In addition, we are finalizing production of six Synapse 72 school buses.

For the year ended March 31, 2019 we generated revenue of $6,082,561 and cost of sales of $4,224,419 yielding a gross profit of $1,858,142. Revenue for the year relates primarily to the sale of 6 EV 350s to the City of Porterville, the sale of 2 EV Stars to Sacramento Regional Transit, the sale of 2 EV Stars to the University of California San Francisco, and the Sale of one EV Star to the Port of Oakland. The remaining revenue for the year was generated from lease income, accretion on the promissory note, and sales of vehicle chargers and other products which relate to income generated from the lease of two EV550's, one EV 350 and one EV 250. Operating costs consists of administrative fees of $2,144,423 relating to salaries, project management, accounting, and administrative services; transportation costs of $263,164 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $298,328 related to travel for project management, demonstration of company products, and trade shows; product development costs of $437,208; sales and marketing costs of $417,111; interest and accretion of $1,400,923; professional fees of $324,577 consisting of legal and audit fees; as well as $332,741 of non-cash share-based compensation expense and depreciation of $516,208. The remaining operating costs for the period amounted to $189,379 in general corporate expenses and a write down of assets of $78,231 resulting in a consolidated net loss of $4,544,151.

The consolidated total comprehensive loss for the year was impacted by $23,691 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2018

For the year ended March 31, 2018 we generated revenue of $3,516,156 and cost of sales of $2,267,765 yielding a gross profit of $1,248,391 which relate to income generated from the lease of the EV550, sales of two EV550's and two EV 350's. Operating costs consists of administrative fees of $1,231,041 relating to salaries, project management, accounting, and administrative services; transportation costs of $229,637 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $315,556 related to travel for project management, demonstration of company products, and trade shows; product development costs of $251,826; sales and marketing costs of $404,610; interest and accretion on the convertible debentures and promissory note of $563,411; professional fees of $170,153 consisting of legal and audit fees; as well as $744,801 of non-cash share-based compensation expense and depreciation of $525,228. The remaining operating costs for the period amounted to $167,451 in general corporate expenses and a write down of exploration assets of $28,817. Our company also recorded an income tax recovery of $610,000 to recognize previously unrecognized deferred income tax benefits to offset the deferred income tax liability that arose from the issuance of convertible debentures. A deferred income tax liability was created on the issuance of the convertible debentures as the tax base of the convertible debentures differs from the carrying value. The carrying value was reduced to record the value of the conversion feature as equity and record the fair value of the warrants issued as financing costs to be amortized over the term of the convertible debentures. These reductions in the carrying value of the convertible debentures are not recognized for tax purposes resulting in a consolidated net loss of $2,774,140.

The consolidated total comprehensive loss for the year was impacted by $21,314 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2017

For the year ended March 31, 2017, we incurred administrative fees of $598,850 relating to salaries, project management, accounting, and administrative services; transportation costs of $257,352 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $430,821 related to travel for project management, demonstration of company products, and trade shows; product development costs of $312,278; sales and marketing costs of $234,395; interest and accretion on the convertible debentures and promissory note of $95,629; professional fees of $176,563 consisting of legal and audit fees; as well as $391,769 of share-based compensation expense and depreciation of $177,498. The remaining operating costs for the period amounted to $138,062 in general corporate expenses resulting in a consolidated net loss of $2,813,217.

The consolidated total comprehensive loss for the year was impacted by $4,788 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

Cost of Sales

	For the years ended March 31st			For the six~~three~~-months ended September~~June~~ 30th	
	2019	2018	2017	2019	2018
Chassis and assembly	$ 1,854,667 $	946,628 $	- $	2,400,257~~596,858~~ $	733,549
Batteries	1,090,122	794,234	-	1,285,660~~173,617~~	484,536
Bus parts	515,618	228,099	-	424,707~~127,034~~	215,810
Labour and personnel	417,575	191,960	-	406,954~~497,630~~	124,648
Freight and customs	258,437	106,844	-	631,393~~115,467~~	53,686
Chargers	88,000	-	-	615,949	-
Total	$ 4,224,419 $	2,267,765 $	-	$5,764,920~~1,726,555~~ $	1,612,229

For the six~~three~~ months ended September~~June~~ 30, 2019, Cost of Sales included chassis and assembly costs of $2,400,257, representing 41.6% of Cost of Sales compared to $733,549 representing 45.5% in the prior year period, batteries of $1,285,660 representing 22.3% compared to $484,536 representing 30.1% in the prior year period, bus parts of $424,707 representing 7.4% compared to $215,810 representing 13.4% in the prior year period, labour and personnel of $406,954 representing 7.1% compared to $124,648 representing 7.7% in the prior year period, freight and customs of $631,393 representing 11.0% compared to $53,686 representing 3.3% in the prior year period, and chargers of $615,949 representing 10.7% of cost of sales compared to nil in the prior year period. The change in the components of Cost of Sales between the six months ended September 30, 2019 and the same period in the prior year was driven primarily by the sale of chargers during the first six months of 2019, the different mix of vehicles sold in 2019 compared to the prior year, and due to higher customs charges in the six months ended September 30, 2019 compared to the prior year. ~~596,858 representing 34.6% of Cost of Sales, compared to $733,549 representing 45.5% of Cost of Sales in the prior period, batteries of $173,617 compared to $484,536 in the prior year period, and chargers of $615,949, representing 35.7% of Cost of Sales, compared to nil in the prior year period, The change in the components of Cost of Sales between the periods was primarily driven by changes in product mix, as five EV Stars were sold or leased, one EV 350 was sold, and chargers were sold in the three months ended June 30, 2019 compared to three EV 350s sold in the quarter ended June 30, 2018.~~

For the year ended March 31, 2019, Cost of Sales included chassis and assembly costs of $1,854,667 representing 43.9% of Cost of Sales, compared to $946,628 representing 41.7% of Cost of Sales in the prior year.~~,~~ batteries of $1,090,122 representing 25.8% of Cost of Sales compared to $794,234 representing 35.0% of Cost of Sales in the prior year, and bus parts of $515,618, representing 12.2% of Cost of Sales, compared to $228,099, representing 10.1% of Cost of Sales in the prior year, The change in the components of Cost of Sales between the year ended March 31, 2019 and the year ended March 31, 2018 was primarily driven by changes in product mix, as the year ended March 31, 2019 included sales of five EV Stars, and six EV 350s, and leases of two EV 350s and one EV 250, whereas the year ended March 31, 2018 included sales of two EV 550s and two EV 350s as well as the lease of an EV 550. The higher cost of batteries as a percentage of Cost of Sales for EV 550s compared to other products was a contributing factor to the higher relative cost of batteries as a percentage of Cost of Sales in the year ended March 31, 2018 compared to the year ended March 31, 2019.

Liquidity and Capital Resources

As at September~~June~~ 30, 2019 we had a cash and restricted cash balance of $487,230~~223,569~~, available funds on our line of credit of $366,084~~58,845~~ and working capital of $1,648,610~~2,775,679~~. At March 31, 2019, we had a cash and restricted cash balance of $198,920, available funds on our line of credit of $580,093 and a working capital deficit of $155,176. We manage our capital structure and make adjustments to it based on available funds to our company. We expect to continue to rely on additional financings and the sale of our inventory to further our operations and meet our capital requirements to manufacture EV vehicles, complete the Altoona test, expand our manufacturing and assembly capacity~~initiate construction of the manufacturing facility~~, and further develop our~~its~~ sales and marketing, engineering, and technical resources.

Cash Flows

	For the years ended March 31st			For the six~~three~~-months ended September~~June~~ 30th	
	2019	2018	2017	2019	2018
Cash flow from operations	$ (5,914,124)	$ (3,887,320)	$ (3,159,947)	$ (3,342,772~~3,949,624~~)	$ (2,689,179~~2,746,120~~)
Cash flow from investing	179,585	(365,664)	(86,216)	(85,326~~37,018~~)	(75,064~~53,020~~)
Cash flow from financing	4,961,088	5,165,248	2,257,232	3,498,864~~57,195~~	194,130~~214,860~~
Foreign exchange on cash	(34,958)	(38,070)	(683)	3,535~~2,848~~	(30,462~~4,999~~)
Net (decrease) increase in cash	$ (808,409)	$ 950,334	$ (989,614)	$ 74,301~~(496,599)~~	$ (2,600,575~~589,279~~)

Operating activities

Net cash used in operating activities amounted to $3.3~~9~~ million for the six~~three~~-months ended September~~June~~ 30, 2019 compared to $2.7 million in the prior year period. Additional cash was used in operating activities in the six~~three~~-months ended September~~June~~ 30, 2019 compared to the 2018 period primarily due to ~~a loss of $1.3 million in the 2019 period compared to a loss of $0.6 million in 2018,~~ investments in working capital of $2.4~~3.2~~ million in the 2019 period compared to $1.3~~2.4~~ million in 2018, and other factors.

Net cash used in operating activities amounted to $5.9 million for the year ended March 31, 2019. ~~During the year we~~We generated a loss for the year of $4.5 million, which included approximately $1.6 million in non-cash depreciation, share based payments, accretion and accrued interest and amortization of deferred financing fees. In addition, we made investments in working capital, including inventory of $2.0 million and an increase in accounts receivable of $1.2 million.

Net cash used in operating activities amounted to $3.9 million for the year ended March 31, 2018. During the year, we generated a loss for the year of $2.8 million, which included approximately $1.6 million in non-cash depreciation, share based payments, and accretion and accrued interest. In addition, we made inventory investments of $2.2 million during the year.

Net cash used in operating activities amounted to $3.2 million for the year ended March 31, 2017. During the year, we generated a loss for the year of $2.8 million, which included approximately $0.6 million in non-cash depreciation, share based payments, and accretion and accrued interest. In addition, we made inventory investments of $1.0 million during the year.

Investing activities

Net cash used in investing activities was $85,32637,018 for the sixthree-month period ended SeptemberJune 30, 2019 which was comprised of investments in leasehold improvements, office furniture and equipment, compared to $75,06453,020 in the 2018 period which was comprised of investments in EV equipment, investments in land, and investments in office furniture and equipment.

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Net cash provided by investing activities amounted to $179,585 for the year ended March 31, 2019, which was generated from government grant proceeds of $319,635, net of investments in property and equipment and security deposits totaling $140,050.

Net cash used in investing activities was $365,664 for the year ended March 31, 2018, and $86,216 for the year ended March 31, 2017 and was comprised of purchases of electric buses and EV equipment.

Financing activities

Net cash provided by financing activities amounted to $3.5 million for the sixthree-month period ended SeptemberJune 30, 2019 primarily due to proceeds of $4.0 million from a private placement offset by issuance costs and other factors, compared to $0.2 million in the 2018 period primarily due to proceeds of $0.2 million from loans from related parties.

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Net cash provided by financing activities amounted to $5.0 million for the year ended March 31, 2019, which was generated from proceeds from line of credit of $4.4 million, loans from related parties of $1.0 million, and exercise of stock options, net of repayments of convertible debentures, loans to related parties, promissory note and lease liabilities.

Net cash provided by financing activities amounted to $5.2 million for the year ended March 31, 2018, which was generated from issuances of convertible debentures totaling $4.5 million, loans from related parties net of repayments of $0.5 million, proceeds from exercise of stock options of $0.3 million, net of financing activity costs and payments.

Net cash provided by financing activities amounted to $2.3 million for the year ended March 31, 2017, which was generated from exercise of warrants totaling $1.6 million, private placement proceeds of $0.6 million, exercise of options of $0.3 million, net of repayments of loans to related parties, promissory notes payments, and share issuance costs.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgements and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgements become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in our financial statements included in this registration statement.

Basis of presentation

Statement of Compliance with IFRS

Our annual consolidated financial statements for the years ended March 31, 2019, March 31, 2018, and March 31, 2017 and for the ~~three-month~~ periods ended <u>September</u>~~June~~ 30, 2019 and <u>September</u>~~June~~ 30, 2018 were prepared in accordance with International Financial Reporting Standards (**"IFRS"**) as issued by the International Accounting Standards Board (**"IASB"**), and interpretations of the International Financial Reporting Interpretations Committee (**"IFRIC"**). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss (**"FVTPL"**) or as fair value through other comprehensive income (**"FVOCI"**), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying our company's accounting policies.

Basis of consolidation

Our consolidated financial statements include the accounts of our company and all of its wholly-owned subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership 31-Mar-19	Ownership 31-Mar-18	Principal Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding Company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus manufacturing and distribution
San Joaquin ~~Equipment~~ <u>Valley Equipment</u> Leasing, Inc. (formerly Utah Manganese, Inc.)	United States	100%	100%	Vehicle Leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of our consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which we obtain control, and continue to be consolidated until the date when such control ceases. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Financial instruments

Measurement

All of our financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

We assess on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, we apply the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

For financial assets that are measured at amortized cost, we will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between our carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

The adoption of the expected credit loss impairment model did not have a significant impact on our financial statements.

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the **"business model test"**) and whether the contractual cash flows of an asset are solely payments of principal and interest (the **"SPPI test"**).

i. Amortized Cost

All of our financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments, and we incorporate the expected credit loss in financial assets on a forward-looking basis. We will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

We have issued convertible debentures that can be converted into shares of our company at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to the initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. When the conversion option is exercised, the consideration received is recorded as share capital and the equity component of the compound financial instrument is transferred to share capital.

When our company extinguishes convertible debentures before maturity through early redemption or repurchase where the conversion option is unchanged, we allocate the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the instrument at the date of settlement. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with the method used in the original allocation to the separate components of the proceeds received by the entity when the convertible instrument was issued. The amount of gain or loss relating to the early redemption or repurchase of the liability component is recognized in profit or loss. The amount of consideration relating to the equity component is recognized in equity.

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations of our financial statements. We did not have any liabilities classified as FVTPL as at March 31, 2019, March 31, 2018, and September~~June~~ 30, 2019.

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by our company denominated in a currency other than our company's functional currency. As at March 31, 2019, March 31, 2018, and September~~June~~ 30, 2019 we did not have any derivative financial assets or liabilities.

iii. FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. We did not have any debt or equity assets classified as FVOCI as at March 31, 2019, March 31, 2018, and September~~June~~ 30, 2019.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest rate method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2019, March 31, 2018, and September~~June~~ 30, 2019 we had no cash equivalents.

Revenue recognition

We recognize revenue from contracts with customers when a customer obtains control of the goods or services, and we satisfy our performance obligation to customers in exchange for consideration we expect to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of our company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer. Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed. We also have not historically, but may in the future, earn product repair and maintenance revenues, which may relate to warranty contracts, which would be recognized over the periods and according to the terms of the warranty or other contract.

We enter into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

We would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. We do not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

Impairment of long-lived assets

At the end of each reporting period, our company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations of our financial statements for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations of our financial statements.

Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	**Functional Currency**
GreenPower Motor Company Inc. (parent)	Canadian Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar

San Joaquin Valley Equipment Leasing, Inc. changed its functional currency from the Canadian dollar to the US dollar during the year ended March 31, 2019. The change in functional currency of this entity did not have a material impact on the financial results of our company for the year ended March 31, 2019.

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position of our financial statements;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising on translation of foreign operations are recognized in accumulated other comprehensive income/loss. On disposal of a foreign operation (that is, a disposal of our company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all exchange differences accumulated in equity in respect of that operation attributable to the equity holders of our company are reclassified from accumulated other comprehensive income/loss to net income/loss for the period.

Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. Our company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, our company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, our company considers recent market data and trends such as loss histories along with the current age of the inventory.

Property, plant, and equipment

Property, plant and equipment (**"PPE"**) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method

Automobile	10 years, straight line method
Leased asset	12 years, straight line method
Diesel and Electric buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations of our financial statements. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Loss per share

We present basic and diluted loss per share data for our common shares, calculated by dividing the loss attributable to common shareholders of our company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of our company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2019 and March 31, 2018, we recorded $nil in share issuance costs, and in the six~~three~~ months ended September~~June~~ 30, 2019 we recorded $406,377~~367,247~~ in share issuance costs on our Consolidated Statements of Changes in Equity in regards to the issuance of shares.

Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period we reassess deferred tax assets. We recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Critical accounting estimates and judgments

The preparation of our consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. Our consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Effective January 1, 2019, management changed its estimated useful life for diesel and electric buses (including some categorized under Leased Assets from 7 years to 12 years. For the year ended March 31, 2019 this change reduced our company's depreciation expense by $19,537. The carrying value of diesel and electric buses was $622,833 as at March 31, 2019 using an estimated useful life of 12 years, and the carrying value of diesel and electric buses would have been $603,296 with an estimated life of 7 years.

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated company;

iii. our company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Share-based payment transactions

We grant share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of our company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is determined by using the Black-Scholes option pricing model. At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the Consolidated Statements of Operations of our company with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period. No expense is recognized for awards that do not ultimately vest. If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations of our company, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

Valuation of equity units issued in private placements

We have adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Government grants

We receive grants from government agencies related to sales and leases of our electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with our company, which is the case for operating leases where our company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2019:

IFRS 15

IFRS 15 Revenue from Contracts with Customers provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. This standard is effective for reporting periods beginning on or after January 1, 2018.

The company chose to adopt IFRS 15 beginning in the financial year ended March 31, 2019 using the modified retrospective approach. Under this approach our company, did not restate comparative historical periods, but rather recognized a cumulative adjustment to accumulated deficit of $82,378, which represents the cumulative change to equity that would have resulted if we had adopted IFRS 15 in prior periods and re-stated our consolidated financial statements. The adoption of IFRS 15 resulted in reduction to Revenue of $247,133 for the year ended March 31, 2019.

IFRS 9

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only three classification categories: amortized cost, fair value to profit and loss, and fair value to other comprehensive income. This standard has an effective date of January 1, 2018.

We completed a detailed assessment of our financial assets and liabilities as at April 1, 2018 and concluded that there is no change to the original measurement categories under IAS 39 compared to the new measurement categories under IFRS 9.

Financial Instrument	Previous Classification (Measurement)	New Classification and Measurement	Impact
Cash and restricted cash	Loans and Receivables (Amortized cost)	Amortized cost	Nil
Accounts receivable	Loans and Receivables (Amortized cost)	Amortized cost	Nil
Promissory note receivable	Held to maturity investment (Amortized cost)	Amortized cost	Nil
Accounts payable and accrued liabilities	Other financial liabilities (Amortized cost)	Amortized cost	Nil
Promissory note payable	Other financial liabilities (Amortized cost)	Amortized cost	Nil
Liability component of convertible debentures	Other financial liabilities (Amortized cost)	Amortized cost	Nil
Loans payable to related parties	Other financial liabilities (Amortized cost)	Amortized cost	Nil

IFRS 16

Effective January 1, 2019, we adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of the initial application, if any, is recognized in deficit at January 1, 2019. Comparative amounts up to December 31, 2018 remain as previously reported under IAS 17 and related interpretations.

Definition of a lease

At inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We have elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

We have also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

We recognize a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if our company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at our company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in our company's estimate of the amount expected to be payable under a residual value guarantee, or if our company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, we make an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, we consider certain indicators such as whether the lease is for the major part of the economic life of the asset.

If an arrangement contains lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract.

We recognize lease payments received under operating leases as income on a straight-line basis over the lease term, included in revenue in the Consolidated Statements of Operations of our financial statements.

Impact on adoption

On initial application, we have elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 7 to our financial statements. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents our company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at January 1, 2019. The following table summarizes the Right of Use Assets of our company for the year ended March 31, 2019:

Right of Use Assets, March 31, 2018	$	-
Additions to Right of Use Assets during the year		787,326
Depreciation during the year		(87,752)
Right of Use Assets, March 31, 2019	$	699,574

During the year ended March 31, 2019, we entered into two transactions as lessor, one which was accounted for as an operating lease, and the other as a finance lease (Note 4 to our financial statements). The adoption of IFRS 16 did not have a material impact on the financial results for the year ended March 31, 2019 for either of these transactions.

The adoption of the above accounting policies impacted the consolidated financial statements for the year ended March 31, 2019 as described in the respective notes.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2019 reporting period.

We have reviewed new and revised accounting pronouncements that have been issued but are not yet effective. We have not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on our consolidated financial statements.

Research and Development, Patents and Licenses, etc.

We have invested significant resources in developing our suite of all-electric buses. Our buses were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We do not currently have patents and licenses, but may choose to obtain patents and licenses on our designs, processes or inventions in the future.

We have expended $437,208, $251,826, and $312,278 on product development costs during the years ended March 31, 2019, March 31, 2018 and March 31, 2017 respectively, and we have expended $515,726 214,413 and $170,259 163,622 on product development costs during the threesix-months ended SeptemberJune 30, 2019 and SeptemberJune 30, 2018 respectively.

Trend Information

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company's business, financial condition, or results of operations other than as described in the section "Risk Factors" and in the section entitled "Quantitative and Qualitative Disclosures About Market Risk".

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of our company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed, other than payments on two leases that are classified as short term leases, which totaled $83,962 for the year ended March 31, 2019, and were recognized in rent and maintenance expense. As of March 31, 2019, these leases were scheduled to terminate during the year ended March 31, 2020, and the remaining minimum lease payments for the next fiscal year on these two leases, as at March 31, 2019, was $42,356.

Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of March 31, 2019 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet. The payments in the table below include estimated future principal and interest payments on our contractual obligations.

Contractual Obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	Payments due by period				
Line of credit[1]	$ 4,751,400	$ -	$ -	$ -	$ 4,751,400
Note payable	294,539	-	-	-	294,539
Promissory note payable	65,561	415,613	-	-	481,174
Lease liabilities	242,183	469,347	101,620	-	813,150
Operating lease obligations	42,356	-	-	-	42,356
Loans payable to related parties	629,977	1,022,968	-	-	1,652,945
Convertible debentures[2]	338,008	4,689,280	-	-	5,027,288
Total	$ 6,364,024	$ 6,597,208	$ 101,620	$ -	$ 13,062,851

Notes:

[1] We have a line of credit with a $5,000,000 credit limit with no fixed terms of repayment that is repayable on demand and is therefore accounted for as a current liability under IFRS reporting standards. The line of credit bears interest at the bank's variable US bank rate plus a margin of 1.5%. For the purpose of estimating future interest on the line of credit we have assumed the variable US bank rate remains unchanged at 6.0% and the balance outstanding at March 31, 2019 is repaid in one year.

[2] We had four series of convertible debentures with a total of CDN$5,646,000 outstanding as at March 31, 2019. The convertible debentures are convertible into our common shares at CDN$0.40 per share and at CDN$0.65 per share, and have maturity dates between May 17, 2021 and October 16, 2021. If the convertible debentures are not converted into common shares by their maturity date, we will be required to repay the CDN$5,646,000 at maturity. The maximum payment due at maturity (CDN$5,646,000) has been converted to US$ in this table at an assumed exchange rate of 0.7483 US dollars per Canadian dollar.

Quantitative and Qualitative Disclosures About Market Risk

Investing in the common shares of our company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of our company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

No Operating History

We have not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

We are relying solely on the past business success of our directors and officers. The success of our company is dependent upon the efforts and abilities of our directors, officers and employees. The loss of any of our directors, officers or employees could have a material adverse effect upon the business and prospects of our company.

Operational Risk

We are exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of our company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs. Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve our company's strategic or operational objectives.

As a result of the acquisition of land in Porterville described above, we are subject to the risks normally associated with the construction of a manufacturing facility, including, but not limited to, construction delays, natural disasters, labour disputes, cost overruns, insufficient financing and requirements for governmental permits or approvals.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on our company's business, financial condition, liquidity and operating results.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Competition in the Industry

We compete against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. We compete in the non-diesel or alternative fuel segment of this market. There are existing competitors in the various market segments with the potential for future competitors.

Provision for Warranty Costs

We offer warranties on the transit, charter and school buses we sell. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of our company's productivity and quality initiatives as well as parts and labor costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales and Marketing

Presently, the initial price of our products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. Sales of our company's products may also be impacted by the current market price of diesel fuel, along with the values placed on avoiding other ancillary costs such as noise and vehicle emissions. Our company's products are based on emerging technologies which seek to provide operators and users with vehicles that are all-electric, emission free, and with reduced noise. A reduction or cancellation of these grants would negatively impact our sales program.

Current requirements and regulations may change or become more onerous

Our company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Financial Instruments

Our company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities. As at March 31, 2019, our company had a working capital deficit of $155,176, and as at September~~June~~ 30, 2019 our company had working capital of $1,648,610~~2,775,679~~. Our company's continuing operations are dependent upon its ability to raise capital and generate cash flows from operations.

Our company has exposure to the following financial instrument related risks.

Credit risk

Our company's exposure to credit risk is on its cash, finance lease, and promissory note receivable. Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore our company is exposed to minimal risk. We assess the credit risk of our promissory note receivable counterparty and lease counterparty on an annual basis and believes we are exposed to minimal credit risk.

Liquidity risk

We try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account our company's cash balances and available liquidity on our company's $5 million operating line of credit. Our company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. We will continue to rely on additional financings to further our operations and meet our capital requirements.

Trade Tariffs

We manufacture and import key components from overseas that are subject to tariffs on importation into the United States.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. We believe interest rate risk is not material.

We are exposed to foreign exchange risk as we conduct business in both the United States and Canada. Management monitors our foreign currency balances, but we do not engage in any hedging activities to reduce our foreign currency risk.

At March 31, 2019, we were exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$	2,067

Accounts Receivable	$	38,091
Promissory Notes Receivable	$	1,000,000
Accounts Payable and Accrued Liabilities	$	(176,197)
Loans Payable to Related Parties	$	(1,430,000)
Convertible Debentures	$	(5,646,000)
Note Payable	$	(380,000)

Based on the net exposure and assuming all other variables remain constant, as at March 31, 2019, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $494,000 to other comprehensive income/loss.

At September~~June~~ 30, 2019, we were exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$	83,504~~24,636~~
Accounts Receivable	$	41,554~~341,554~~
Promissory Notes Receivable	$	1,000,000
Accounts Payable and Accrued Liabilities	$	(209,922~~7,064~~)
Loans Payable to Related Parties	$	(1,250,000)
Convertible Debentures	$	(5,646,000)
Note Payable	$	(380,000)

Based on the net exposure and assuming all other variables remain constant, as at ~~June~~ September 30, 2019, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $48~~9~~0,000 to other comprehensive income/loss.

Interest Rate Risk

We have a line of credit with a credit limit of up to $5,000,000 which bears interest at a variable rate of interest of the bank's US Base Rate plus 1.5%. As at~~of~~ March 31, 2019 and as at September~~June~~ 30, 2019 the US Base Rate was 6.0% and 5.5% respectively. Assuming the maximum amount is drawn on the line of credit, our company's interest expense will increase by $50,000 per annum for every 1.0% increase in the US Base Rate.

In addition, our company had CDN$5,646,000 in outstanding convertible debentures as at March 31, 2019 and as at ~~June~~ September 30, 2019. The convertible debentures incur interest at the greater of 8.0% per annum or the BMO bank prime rate plus 2.5% per annum. As of March 31, 2019, the BMO bank prime rate was 3.95%. Our company's interest expense will increase by CDN$56,460 for every 1.0% that the BMO bank prime rate increases above 5.5%.

Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Fraser Atkinson	As our Chief Executive Officer and Chairman, Mr. Atkinson is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Atkinson participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Atkinson is also a member of the Nominating Committee.

Chief Executive Officer, Chairman and Director Age: 62	
Brendan Riley *President and Director* Age: 49	As our President, Mr. Riley is responsible for developing and implementing our company's strategy, sales and marketing plan, product development, human resources and manufacturing. Mr. Riley provides leadership and oversight of our company's North American operations and maintains relationships with key customers, suppliers, investors and other stakeholders.

Name, Office Held, Age	Area of Experience and Functions in Our Company
Michael Sieffert *Chief Financial Officer and Secretary* Age: 45	As our Chief Financial Officer and Secretary, Mr. Sieffert is responsible for the management and supervision of all of the financial aspects of our business and maintains our corporate records. Mr. Sieffert assists in strategic planning, oversees capital planning and capital raising, budgeting, financial reporting and risk management. In performing his duties, Mr. Sieffert maintains relationships with our company's auditors, legal counsel, banks, analysts and investors.
Mark Achtemichuk *Director* Age: 43	Mr. Achtemichuk is presently a director and supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Achtemichuk is also a member of the Audit Committee and the Nominating Committee.
Malcolm Clay *Director* Age: 77	As an independent director, Mr. Clay supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Clay is a member and the chair of the Audit Committee, Compensation Committee and Nominating Committee.
David Richardson *Director* Age: 67	As an independent director, Mr. Richardson supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Richardson is a member of the Audit Committee and the Compensation Committee
Ryne Shetterly *Vice President of Sales and Marketing* Age: 34	As our Vice President of Sales and Marketing, Mr. Shetterly maintains overall responsibility for our company's marketing and sales strategies, plans, programs, and functions. In this role, Mr. Shetterly is responsible for managing sales and marketing personnel and compliance. Mr. Shetterly is responsible for managing relationships with customers and government agencies.
Henry Caouette	As the Director of Product Development, Mr. Caouette oversees the development of our electric vehicles from the early design stage through to production. In this role, Mr. Caouette

Director of Product Development Age: 57	is responsible for managing our engineers, and for all tasks related to the design, building, selection and sizing of components and systems for our electric buses
Anne Rutto *Controller* Age: 35	As our Controller, Ms. Rutto is responsible for maintaining our company's accounting records, developing internal controls and policy, financial reporting and risk management. In performing her duties, Ms. Rutto maintains ongoing relationships with our company's auditors and banks.

The following is a brief account of the business experience of each of our directors and senior management.

Fraser Atkinson - Chief Executive Officer, Chairman and Director

Mr. Atkinson was one of the founders of our company. Mr. Atkinson was appointed as our Chief Executive Officer, Executive Chairman and a director of our company on February 11, 2011. He was our President, Secretary and Chief Financial Officer of our company from February 11, 2011 to February 22, 2011. He resigned as our Chief Executive Officer on December 23, 2014. He was again appointed as our Chief Executive Officer on June 12, 2019. Mr. Atkinson holds a Bachelor of Commerce from the University of British Columbia (1980) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columba (1982). He has been a director of Equus Total Return, Inc., a public company listed on the New York Stock Exchange that has been a Business Development Corporation since May 2010. He served as a director of Grizzly Discoveries Inc., a public company with gold and potash properties listed on the TSX Venture Exchange from March 2011 to February 2018. Mr. Atkinson served as the Chief Financial Officer of Versatile Systems Inc., a public technology services company listed on the TSX Venture Exchange from February 2003 to December 31, 2013 and as a director from November 2003 to January 14, 2014. Mr. Atkinson was the Chairman and a director of Echelon Petroleum Corp., a junior exploration and development company listed on the TSX Venture Exchange from December 2009 to January 10, 2013. Mr. Atkinson was also involved in both technology and corporate finance as a partner at KPMG, LLP for 14 years, until September 2002.

Brendan Riley - President

Mr. Riley has been our President since October 27, 2016. He has 23 years of experience in the areas of Business Development, Sales Strategy and Operations. Prior to joining our company, Mr. Riley was North American Vice President of Fleet Sales for BYD Motors, where he ran multiple electric vehicle business units, including the material handling, the truck and the bus groups. It was at BYD Motors that Mr. Riley secured the largest privately funded electric bus contract in North America two years in a row (for 25 and 36 electric buses respectively). Mr. Riley was also instrumental in negotiating the purchase and setup of two manufacturing facilities for BYD Motors - one electric bus assembly plant, and one EV battery assembly plant, both located in California. Mr. Riley served two terms as the President of the Southern California Chapter of the America Vacuum Society for Science and Technology of Materials, Interfaces and Processing, and is currently serving as an advisor on the Electric Power Research Institute's Bus and Truck Charging Interface Group. He holds a Bachelor of Arts degree in Philosophy from the University of St. Thomas Aquinas in Rome, Italy and is bilingual in English and Italian.

Michael Sieffert - Chief Financial Officer and Secretary

Mr. Sieffert was appointed as our Chief Financial Officer and Secretary on December 1, 2018. From 2011 to 2018, Mr. Sieffert worked in progressively senior finance positions at Seaspan Corporation, a New York Stock Exchange-listed company engaged in containership leasing, most recently as Director of Corporate Finance. Between 2006 and 2011, Mr. Sieffert worked in Deloitte's Financial Advisory Services practice where he assisted clients, many of which were in the transportation and manufacturing sectors, on corporate finance and valuation mandates. Previously, Mr. Sieffert was a buy-side equity analyst at HSBC Investments Canada. Mr. Sieffert has significant capital markets experience as well as a background in a broad range of corporate finance activities, including investor relations, treasury, and mergers and acquisitions. Mr. Sieffert holds a Bachelor of Arts degree and a Masters of Business Administration (Finance) degree, both from the University of British Columbia. Mr. Sieffert also holds a Chartered Financial Analysts designation from the CFA Institute.

Mark Achtemichuk - Director

Mr. Achtemichuk was appointed as the Chief Financial Officer and Secretary and a director of our company on February 22, 2011. Mr. Achtemichuk ceased to be our Chief Financial Officer and Secretary on December 1, 2018, but continues to serve as a director. Mr. Achtemichuk has been a Senior Vice President and Managing Director at CMLS Financing Ltd. since April 2010 and has been the principal of MSA Holdings Inc., a private consulting company, since July 2007. He was Chief Financial Officer and a director of Driven Capital Corp. from 2010 to May 2014. Previously, Mr. Achtemichuk was self-employed as a Real Estate Finance Consultant from November 2004 to July 2007 and a manager with KPMG, LLP's Mergers and Acquisitions practice until November 2004. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, his designations a Chartered Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and his Chartered Financial Analyst designation from the CFA Institute in 2010.

Malcolm Clay - Director

Mr. Clay has been a director of our company since February 22, 2011. Mr. Clay is a member and the chair of the Audit Committee, Compensation Committee and Nominating Committee. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969). Mr. Clay is currently retired. He was a Partner with KPMG LLP from September 1975 to September 2002. Mr. Clay has been a director of Minco Capital Corporation since December 5, 2007 and a director of Hanwei Energy Services Corp. since August 30, 2010.

David Richardson - Director

Mr. Richardson has been a director of our company since March 26, 2015. Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is Director Emeritus of Ducks Unlimited Canada following 20 years of service on the board. Mr. Richardson was a founding member and director of the Asia Pacific Foundation and a leader on various government trade missions to Asia. In addition, he was a director of the Canada China Trade Council and Chairman of the Agriculture Committee. Mr. Richardson has served on a number of public and private boards throughout his career and continues to hold several other directorship positions. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

Ryne Shetterly - Vice President of Sales and Marketing

Mr. Shetterly has been our Vice President of Sales and Marketing since December of 2017. Mr. Shetterly has nearly a decade of experience in the transportation sector. He formerly led a project in the zero-emission sector where he was responsible for coordinating all sales activity, policy related issues, and served as a point man for public relations matters. He holds a degree in Business Economics, an MBA with a concentration in Management, and recently completed a program through UCLA for public relations and brand management.

Henry Caouette - Director of Product Development

Mr. Caouette has been our Director of Product Development since April 2018. Mr. Caouette has over ten years of management experience developing electric vehicles for the transportation industry. Previously, Mr. Caouette was the Engineering Manager at Complete Coach Works driving its Zero Emission Propulsion System, an electric drive system that can be integrated into most heavy-duty vehicles, including electric buses. Mr. Caouette graduated from the Navy Electrical Engineering Training Series while serving in the US Navy, worked in the Measurement Science Lab with Hewlett Packard, and worked at GE Bently Nevada for over thirteen years where he designed rotating machinery information systems.

Anne Rutto - Controller

Ms. Rutto has been our Controller since September 2018. Ms. Rutto has over 12 years of experience in various aspects of financial reporting and financial management, including budgeting, cash management, consolidation accounting, risk management and financial controls. Ms. Rutto has worked at firms in a variety of industries including manufacturing with international operations, and is currently working towards her Chartered Professional Accountant designation.

Family Relationships

There are no family relationships between any of our directors and senior management.

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Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management and directors of our company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management or directors of our company for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the year ended March 31, 2019, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)[1]	Bonus ($)	Committee or Meeting Fees ($)	Value of All Other Compensation ($)	Total Compensation ($)
Fraser Atkinson[2] *Chief Executive Officer, Chairman & Director*	2019	$120,000[7]	Nil	Nil	Nil	$120,000
Brendan Riley[3] *President & Director*	2019	$225,000	Nil	Nil	$5,458	$230,458
Phillip Oldridge[4] *Former Chief Executive Officer and Former Director*	2019	$240,000[8]	Nil	Nil	Nil	$240,000

Michael Sieffert[(5)] *Chief Financial Officer* *& Secretary*	2019	$59,382	Nil	Nil	Nil	$59,382
Mark Achtemichuk[(6)] *Director and Former* *Chief Financial Officer* *& Secretary*	2019	$22,875[(9)]	Nil	Nil	Nil	$22,875
Malcolm Clay *Director*	2019	Nil	Nil	Nil	Nil	Nil
David Richardson *Director*	2019	Nil	Nil	Nil	Nil	Nil
Ryne Shetterly *Vice President of Sales* *and Marketing*	2019	$150,000	Nil	Nil	$6,000	$156,000
Henry Caouette *Director of Product* *Development*	2019	$123,500	Nil	Nil	Nil	$123,500
Anne Rutto *Controller*	2019	$36,468	Nil	Nil	Nil	$36,468

Notes:

[(1)] Salary, consulting fee, retainer or commission paid to Mark Achtemichuk, Michael Sieffert, and Anne Rutto has been converted from CDN$ to US$ at the following exchange rates respectively 0.77, 0.75, and 0.76. These exchange rates are the average exchange rates used for financial reporting purposes in the respective periods for which the compensation was paid.
[(2)] Fraser Atkinson was appointed our Chief Executive Officer on June 12, 2019.
[(3)] Brendan Riley was appointed as a director of our company on July 3, 2019.
[(4)] Phillip Oldridge ceased to be our Chief Executive Officer on June 12, 2019 and resigned as a director of our company on July 2, 2019.
[(5)] Michael Sieffert was appointed our Chief Financial Officer and Secretary on December 1, 2018.
[(6)] Mark Achtemichuk ceased to be our Chief Financial Officer and Secretary on December 1, 2018.
[(7)] This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd. Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of our company.
[(8)] This consulting fee was paid to S&P 500 Financial and Corporate Services Inc., a company where Mr. Oldridge served as a director.
[(9)] This consulting fee was paid to MSA Holdings Inc., a company controlled by Mr. Achtemichuk, as compensation for Mr. Achtemichuk's provision of services of our Chief Financial Officer. Neither Mr. Achtemichuk nor MSA Holdings Inc. received additional compensation for Mr. Achtemichuk's services as a director of our company.

Employment, Consulting and Management Agreements

Fraser Atkinson

On January 1, 2016, we entered into a management services agreement with Koko Financial Services Inc.. Pursuant to this agreement, Koko Financial Services Inc.'s designated personnel is to be engaged by our company with the duties set out in the management services agreement, as amended from time to time, and Koko Financial Services Inc. accepted the appointment with the designated personnel Fraser Atkinson acting as the Executive Chairman of our company and all of our company's subsidiary companies. Since the signing of this agreement Mr. Atkinson has been appointed the Chief Executive Officer of GreenPower, and his current duties are to work with the management team to develop and execute on the strategic direction of GreenPower, including overseeing the product and sales strategy, the capital market strategy, capital raising, investor, media and public relations. The initial term of this management services agreement was for one year. If neither party has provided the other party with a notice of termination then the management services agreement automatically renews on a month to month basis. So long as this management services agreement remains in effect, we agreed to pay Koko Financial Services Inc. a base fee of CDN$12,500 per month (plus applicable taxes) for carrying out the services payable on the last day of each month. The base fee does not include any bonuses that might be paid to Koko Financial Services Inc. for carrying out the services. However, there is a verbal agreement in place for the base fee to be US$10,000 per month, rather than what is set out in the management services agreement. Koko Financial Services Inc. is eligible to participate in our company's stock option plan and any bonus plan our company makes available to the management team.

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Brendan Riley

On September 19, 2016, we entered into an employment agreement with Brendan Riley. Pursuant to this agreement, Mr. Riley agreed to be employed as the President of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Riley's employment commenced on November 1, 2016. So long as this employment agreement remains in effect, we agreed to pay Mr. Riley a base salary of $225,000 per year (subject to applicable income tax withholdings) for carrying out the services. The base salary does not include any bonuses or commissions that might be paid to Mr. Riley for carrying out the services. Mr. Riley is entitled to a commissions ranging from $250 to $10,000 depending on his involvement in the sale of our company's buses in the United States and Western Canada. Commissions for any sales occurring outside of the United States and Canada, where Mr. Riley assists with the sale, will be determined when these new markets are opened by our company. We also undertook to grant Mr. Riley 500,000 stock options to purchase common shares in our company at the commencement of his employment. These stock options are exercisable for a term of five years, at an exercise price of $0.62 per share, and vest as to 25% after four months, 25% after one year, 25% after two years, and 25% after three years.

Phillip Oldridge

Effective January 1, 2016, we entered into a consulting agreement with S&P 500 Financial Corporate Services Inc., a U.S. company where Mr. Oldridge served as a director, which was terminated December 31, 2017 and continued on a monthly basis until June 2019. Pursuant to the foregoing arrangement, our wholly-owned subsidiary, GreenPower Motor Company, Inc., paid consulting fees to S&P 500 Financial Corporate Services Inc. of $240,000 for the year ended March 31, 2019, $60,000 for the three months ended March 31, 2018, $90,000 for the nine months ended December 31, 2017 and $120,000 for the year ended March 31, 2017. Phillip Oldridge ceased to be our Chief Executive Officer on June 12, 2019 and resigned as a director of our company on July 2, 2019.

Michael Sieffert

On November 15, 2018, we entered into an employment agreement with Michael Sieffert. Pursuant to this agreement, Mr. Sieffert agreed to be employed as the Chief Financial Officer of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Sieffert's employment commenced on November 20, 2018 and is subject to review one year after the commencement of employment. For the first three months that this employment agreement is in effect, we agreed to pay Mr. Sieffert a

base salary of CDN$200,000 per year (subject to applicable income tax withholdings) for carrying out the services. After three months of employment, this base salary increased to CDN$225,000 per year. The base salary does not include any bonuses that might be paid to Mr. Sieffert for carrying out the services. We also undertook to grant Mr. Sieffert 350,000 stock options to purchase common shares in our company within ten business days of the commencement of his employment. These stock options are exercisable for a term of five years, at the current market price and vest as to 25% after four months, 25% after the one year, and 50% after two years. Mr. Sieffert is eligible to participate in our company's stock option plan commencing in 2020. Mr. Sieffert is eligible for bonuses up to CDN$125,000 for the completion of certain milestones further outlined in the employment agreement.

Ryne Shetterly

On December 26, 2017, we entered into an employment agreement with Ryne Shetterly. Pursuant to this agreement, Mr. Shetterly agreed to be employed as the Vice President of Sales and Marketing for School Buses of our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Shetterly's employment commenced on January 2, 2018. Pursuant to the employment agreement, we agreed to pay Mr. Shetterly an annual base salary of $150,000, plus a car allowance of $500 per month and commissions based on sales or leases of buses. We paid total compensation to Mr. Shetterly of $156,000 for the year ended March 31, 2019, and total compensation of $39,000 for the year ended March 31, 2018.

Henry Caouette

On April 19, 2018, we entered into an employment agreement with Henry Caouette. Pursuant to this agreement, Mr. Caouette is employed as the Director of Product Development for our company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Caouette's employment commenced on April 24, 2018. Pursuant to the employment agreement, we agreed to pay Mr. Caouette an annual base salary of $132,000.

Anne Rutto

On August 3, 2018, we entered into an employment agreement with Anne Rutto. Pursuant to this agreement, Ms. Rutto is employed as the Controller for our company and agreed to fulfill any and all duties relevant to this position as set out in the employment agreement. Ms. Rutto's employment commenced on September 4, 2018 and we agreed to pay Ms. Rutto an annual base salary of CDN$82,500 pursuant to the employment agreement.

49

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended March 31, 2019 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities,	Date of Issue or Grant	Issue, Conversion or Exercise	Closing Price of Security or	Closing Price of Security or	Expiry Date

		Number of Underlying Securities(5)		Price (CDN$)	Underlying Security on Date of Grant	Underlying Security at March 29, 2019	
Fraser Atkinson *Chief Executive Officer, Chairman & Director*	Stock Options to purchase Common Shares	100,000(1)	May 4, 2018	CDN$0.50	CDN$0.50	CDN$0.42	May 4, 2023
		100,000(1)	February 12, 2019	CDN$0.50	CDN$0.45	CDN$0.42	February 12, 2024
Brendan Riley *President*	Stock Options to purchase Common Shares	100,000(1)	February 12, 2019	CDN$0.50	CDN$0.45	CDN$0.42	February 12, 2024
Phillip Oldridge *Former Chief Executive Officer and Former Director*	Stock Options to purchase Common Shares	100,000(1),(2)	May 4, 2018	CDN$0.50	CDN$0.50	CDN$0.42	May 4, 2023
		100,000(1),(2)	February 12, 2019	CDN$0.50	CDN$0.45	CDN$0.42	February 12, 2024
Michael Sieffert *Chief Financial Officer & Secretary*	Stock Options to purchase Common Shares	350,000(3)	November 30, 2018	CDN$0.43	CDN$0.43	CDN$0.42	November 30, 2023
Mark Achtemichuk *Director and Former Chief Financial Officer & Secretary*	Stock Options to purchase Common Shares	100,000(1)	May 4, 2018 and	CDN$0.50	CDN$0.50	CDN$0.42	May 4, 2023
		100,000(1)	February 12, 2019	CDN$0.50	CDN$0.45	CDN$0.42	February 12, 2024

Malcolm Clay *Director*	Stock Options to purchase Common Shares	100,000(1)	May 4, 2018	CDN$0.50	CDN$0.50	CDN$0.42	May 4, 2023
		100,000(1)	February 12, 2019	CDN$0.50	CDN$0.45	CDN$0.42	February 12, 2024
David Richardson *Director*	Stock Options to purchase	100,000(1)	May 4, 2018	CDN$0.50	CDN$0.50	CDN$0.42	May 4, 2023
		100,000(1)	February 12, 2019	CDN$0.50	CDN$0.45	CDN$0.42	February 12, 2024

	Common Shares						
Ryne Shetterly *Vice President of Sales and Marketing*	Stock Options to purchase Common Shares	50,000(4)	May 4, 2018	CDN$0.50	CDN$0.50	CDN$0.42	May 4, 2023
Henry Caouette *Director of Product Development*(4)	Stock Options to purchase Common Shares	50,000(4)	May 4, 2018	CDN$0.50	CDN$0.50	CDN$0.42	May 4, 2023

Notes:

[1] Stock options vest 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date and 25% one year after the grant date.

[2] 75,000 of the stock options granted to Phillip Oldridge during the year ended March 31, 2019 have expired as they had not vested when he resigned as a director of our company on July 2, 2019.

[3] Stock options vest 25% four months after the grant date, 25% one year after the grant date, and 50% two years after the grant date.

[4] Stock options vest 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or members of our management during the year ended March 31, 2019.

Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the Business Corporations Act (British Columbia). Each officer of our company is appointed to serve at the discretion of our board of directors.

Committees

We have three committees: the nominating committee, the compensation committee and the audit committee.

Nominating Committee

We have a nominating committee comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. Our nominating committee does not have a specific charter or terms of reference. Our nominating committee, in consultation with our board of directors, is responsible for identifying individuals qualified to become new board members and recommending to our board of directors new director nominees for the next annual meeting of shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to our company, a willingness to serve and the ability to devote the required time and support for our mission and strategic objectives.

Compensation Committee

We have a compensation committee comprised of Malcolm Clay and David Richardson. Our compensation committee does not have a specific charter or terms of reference. Our compensation committee, in consultation with our board of directors, conducts reviews with regard to the compensation of our directors and officers once a year. To make its recommendations on such compensation, our compensation committee take into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Audit Committee

We have an audit committee that is comprised of Mark Achtemichuk, Malcolm Clay and David Richardson.

We have adopted a charter for our audit committee. According to our audit committee charter, the mandate of our audit committee is to assist our board of directors in fulfilling its financial oversight responsibilities. According to our audit committee charter, our audit committee will review and consider, in consultation with our external auditors, the financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, our audit committee will maintain effective working relationships with our board of directors, management and external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as our company's business, operations and risks. Our audit committee has duties and responsibilities including:

- being directly responsible for overseeing the work of external auditors in preparing or issuing the auditor's report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting;
- considering whether adequate internal controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of our company;
- reviewing the financial statements and financial information of our company prior to their release to the public; and
- considering and approving any non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to our company or any subsidiary of our company.

Share Ownership

As of September December♦, 2019, our directors and management beneficially owned the following common shares and options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days		
	# of Shares[1]	% of Class[2]	Stock Options	Warrants	Convertible Debentures
Fraser Atkinson *Chief Executive*	11,034,5440, 770,544[3]	10.29.9%	1,080,000[4]	5,877,563[3]	1,456,730[3]

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Officer, Chairman and Director					
Brendan Riley *President and Director*	250,000(5)	0.2%	700,000(6)	Nil	Nil

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days		
	# of Shares(1)	**% of Class(2)**	**Stock options**	**Warrants**	**Convertible Debentures**
Michael Sieffert *Chief Financial Officer and Secretary*	80,000(7)~~nil~~	0.1%~~nil~~	175,000(8)	Nil	Nil
Mark Achtemichuk *Director*	369,550(9~~8~~)	0.3%	700,313(10)	Nil	Nil
Malcolm Clay *Director*	2,510,000(11~~0~~)	2.3%	850,000(12)	618,864(11)	605,769(11)
David Richardson *Director*	7,968,216~~8,093,716~~(13~~2~~)	7.4~~5~~%	905,000(14)	8,838,000(13)	4,038,461(13)
Ryne Shetterly *Vice President Sales and Marketing*	250,000(15~~4~~)	0.2%	25,000(16)	Nil	Nil
Henry Caouette *Director of Product Development*	Nil	Nil	25,000(16)	Nil	Nil
Anne Rutto *Controller*	Nil	Nil	Nil	Nil	Nil

Notes

(1) The information about common shares of our company beneficially owned, as at December~~September~~ ♦, 2019, is based upon information ~~furnished to our company by the individual directors and management~~available on the System for Electronic Disclosure by Insiders (SEDI), operated by the Canadian Securities Administrators.

(2) Based on 108,207,251 common shares of our company issued and outstanding as at December~~September~~ ♦, 2019.

(3) Mr. Atkinson holds 6,707,294~~443,294~~ common shares of our company directly, 200,000 common shares of our company in the Atkinson Family Trust and 4,127,250 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson. Mr. Atkinson also owns 4,421,063 warrants, of which 21,063 warrants are exercisable at a price of CDN$1.10 per share until October 17, 2020,

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2,000,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Atkinson also owns, indirectly through Koko Financial Services Ltd., a convertible debenture in the amount of CDN$500,000 with a maturity date of May 17, 2021, which can be converted into 769,230 common shares of our company at a price of CDN$0.65 per share, a convertible debenture in the amount of CDN$225,000 with a maturity date of September 25, 2021, which can be converted into 562,500 common shares of our company at a price of CDN$0.40 per share and 1,331,500 warrants, of which 769,000 warrants are exercisable at a price of CDN$0.75 per share until May 17, 2020 and 562,500 warrants are exercisable at a price of CDN$0.50 per share until September 25, 2021. Mr. Atkinson also owns, indirectly through H. Atkinson ITF RR Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021. In addition, Mr. Atkinson owns, indirectly through H. Atkinson ITF SS Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021.

[4] Mr. Atkinson holds 1,080,000 stock options, each of which entitles Mr. Atkinson to purchase one common share of our company, of which 100,000 stock options are exercisable at a price of CDN$0.35 per share until February 4, 2021, 80,000 stock options are exercisable at a price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at a price of CDN$0.75 per share until February 2, 2022, 600,000 stock options are exercisable at a price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024.

[5] Mr. Riley owns 250,000 common shares of our company directly.

[6] Mr. Riley holds 700,000 stock options, each of which entitles Mr. Riley to purchase one common share of our company, of which 500,000 are exercisable at a price of CDN$0.62 per share until October 27, 2021, 100,000 are exercisable at a price of CDN$0.45 per share until December 18, 2022, and 100,000 are exercisable at a price of CDN$0.50 per share until February 12, 2024.

[7] Mr. Sieffert holds 80,000 common shares of our company through his Registered Retirement Savings Plan (“**RRSP**”) account.

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[8] Mr. Sieffert holds 350,000 stock options, each of which entitles Mr. Sieffert to purchase one common share of our company at a price of CDN$0.43 per share until November 30, 2023. 175,000 of these options have vested as of December [•], 2019.

[9~~8~~] Mr. Achtemichuk holds 325,000 common shares of our company directly, 23,550 common shares of our company through his Tax-Free Savings Account (**"TFSA"**) account and 21,000 common shares of our company through his Registered Education Savings Plan account.

[10~~9~~] Mr. Achtemichuk holds 700,313 stock options, each of which entitles Mr. Achtemichuk to purchase one common share of our company, of which 257,813 stock options are exercisable at the exercise price of CDN$0.25 per share until December 23, 2019, 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 5,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of

CDN$0.75 per share until February 2, 2022, 37,500 stock options are exercisable at the exercise price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024.

(11~~0~~) Mr. Clay holds 2,363,000 common shares of our company directly, 119,500 common shares of our company through his Registered Retirement Income Fund account and 27,500 shares through his TFSA account. Mr. Clay also holds 618,864 warrants, each of which entitles Mr. Clay to purchase one common share of our company, of which 13,164 warrants at the exercise price of CDN$1.10 per share until October 17, 2020, 230,700 warrants are exercisable at the exercise price of CDN$0.75 per share until May 22, 2020 and 375,000 warrants are exercisable at the exercise price of CDN$0.50 per share until September 25, 2021. Mr. Clay also owns a $150,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 230,769 common shares of our company at a price of CDN$0.65 per share and a $150,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 375,000 common shares of our company at a price of CDN$0.40 per share.

(12~~1~~) Mr. Clay holds 850,000 stock options, each of which entitles Mr. Clay to purchase one common share of our company, of which 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 50,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of CDN$0.75 per share until February 2, 2022, 400,000 stock options are exercisable at the exercise price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024.

(13~~2~~) Mr. Richardson holds ~~125,500 common shares of our company directly and~~ 7,968,216 common shares of our company indirectly through Countryman Investments Ltd. Mr. Richardson also owns, indirectly through Countryman Investments Ltd., 1,538,000 warrants that are exercisable at the exercise price of CDN$0.75 per share until May 17, 2020 and 2,500,000 warrants that are exercisable at the exercise price of $0.50 per share until September 25, 2021. Mr. Richardson also owns directly 4,800,000 warrants, of which 2,400,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Richardson also indirectly owns through Countryman Investments Ltd., a CDN$1,000,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 1,538,461 common shares of our company at a price of CDN$0.65 per share and a CDN$1,000,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 2,500,000 common shares of our company at a price of CDN$0.40 per share.

54

(14~~3~~) Mr. Richardson also holds 905,000 stock options, each of which entitles Mr. Richardson to purchase one common share of our company, of which 200,000 stock options are exercisable at the exercise price of CDN$0.25 per share until March 25, 2020, 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 305,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of CDN$0.75 per share until February 2, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024.

(15~~4~~) Mr. Shetterly owns 250,000 common shares of our company directly.

(16~~5~~) Mr. Shetterly and Mr. Caouette each hold 50,000 stock options, where each stock option entitles the holder to purchase one common share of our company at a price of CDN$0.50 per share until May 4, 2023. 25,000 of these options have vested as of December [•], 2019.

The voting rights attached to the common shares owned by our directors and management do not differ from those voting rights attached to shares owned by people who are not directors or management of our company.

Stock Option Plans

On April 12, 2013, our board of directors adopted the 2013 Rolling Stock Option Plan, which is a "rolling" stock option plan, whereby the aggregate number of common shares of our company reserved for issuance, together with any other common shares reserved for issuance under any other plan or agreement of our company, must not exceed 10% of the total number of issued common shares of our company (calculated on a non-diluted basis) at the time a stock option is granted.

On February 4, 2016, our board of directors adopted the 2016 Fixed Stock Option Plan which was a "fixed" stock option plan, pursuant to which we were permitted to grant stock options to acquire up to a maximum of 14,909,992 common shares of our company.

On April 12, 2019, our board of directors adopted the 2019 Rolling Stock Option Plan, which is a "rolling" stock option plan, whereby the aggregate number of common shares of our company reserved for issuance, together with any other common shares of our company reserved for issuance under any other plan or agreement of our company, must not exceed 10% of the total number of issued common shares of our company (calculated on a non-diluted basis) at the time a stock option is granted.

We will not grant any additional stock options under our 2013 Rolling Stock Option Plan or 2016 Fixed Stock Option Plan and all new stock options will be granted under our 2019 Rolling Stock Option Plan.

The following information is a brief description of our 2019 Rolling Stock Option Plan:

1. Our board of directors must establish the exercise price at the time each stock option is granted, subject to the following conditions:

   (a) if our common shares are listed on the TSX Venture Exchange, the exercise price must not be less than the minimum prevailing price permitted by the policies of the TSX Venture Exchange;

   (b) if our common shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by our board of directors at the time of granting;

   (c) if a stock option is granted within 90 days of a distribution by a prospectus by our company, the exercise price must not be less than the price that is the greater of the minimum prevailing price permitted by the policies of the TSX Venture Exchange and the per share price paid by public investors for our common shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

   (d) in all other cases, the exercise price must be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2. Upon expiry of a stock option, or in the event a stock option is otherwise terminated for any reason, without having been exercised in full, the number of our common shares in respect of the expired or terminated stock option will again be available for a grant under our 2019 Rolling Stock Option Plan.

3. No stock option granted under our 2019 Rolling Stock Option Plan may have an expiry date exceeding 10 years from the date on which the stock option is granted (unless automatically extended as a result of a blackout period as described below).

4. The expiry date of each stock option will be automatically extended if the expiry date falls within a period during which we prohibit optionees from exercising their stock options, provided that: (a) the blackout period has been formally imposed by our company pursuant to our internal trading policies as a result of the bona fide existence of undisclosed Material Information (as defined in the policies of the TSX Venture Exchange). For greater certainty, in the absence of our company formally imposing a blackout period, the expiry date of any stock options will not be automatically extended in any circumstances; (b) the blackout period expires upon the general disclosure of the undisclosed Material Information and the expiry date of the affected stock options is extended to no later than ten business days after the expiry of the blackout period; and (c) the automatic extension will not be permitted where the optionee or our company is subject to a cease trade order (or similar order under applicable securities laws) in respect of our securities.

5. Stock options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued common shares of our company, unless we have obtained disinterested shareholder approval.

6. Stock options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued common shares of our company, without the prior consent of the TSX Venture Exchange.

7. Stock options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued common shares of our company, without the prior consent of the TSX Venture Exchange.

8. Stock options issued to optionees performing investor relations activities must vest in stages over 12 months with no more than one quarter of the stock options vesting in any three month period.

9. If a director, employee or consultant of our company is terminated for cause, then any stock option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant of our company by reason of termination for cause.

10. If an option holder ceases to be a director, employee or consultant of our company (other than by reason of death, disability or termination of services for cause), or if an optionee resigns, as the case may be, then any stock option granted to the holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the holder ceases to be a director, employee or service provider of our company.

11. If the engagement of an option holder engaged in investor relations activities as a consultant is terminated for any reason other than cause, disability or death, any stock option granted to such holder that was exercisable and had vested on the date of termination will be exercisable until the earlier of the expiry date and the date that is 30 days after the effective date of the holder ceasing to be a consultant.

12. If an option holder dies, the holder's lawful personal representatives, heirs or executors may exercise any stock option granted to the holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the holder.

13. If an option holder ceases to be a director, employee or consultant of our company as a result of a disability, the holder may exercise any stock option granted to the holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and one year after the date of disability.

14. If an option holder ceases to be one type of eligible person but concurrently is or becomes one or more other type of eligible person, the stock option will not terminate but will continue in full force and effect and the option holder may exercise the stock option until the earlier of (a) the expiry date, and (b) the applicable date where the option holder ceases to be any type of eligible person. If the option holder is an employee, the stock option will not be affected by any change of the option holder's employment where the option holder continues to be employed by our company or an affiliate of our company.

15. Stock options granted to directors, employees or consultants will vest when granted unless determined by our board of directors on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the stock options vesting in any three month period.

16. Our 2019 Rolling Stock Option Plan is administered by our board of directors who has the full authority and sole discretion to grant stock options under our 2019 Rolling Stock Option Plan to any eligible party, including themselves.

17. Stock options granted under our 2019 Rolling Stock Option Plan are not assignable or transferable by an option holder.

18. Our board of directors may from time to time, subject to regulatory or shareholder approval, amend or revise the terms of our 2019 Rolling Stock Option Plan.

Major Shareholders

To the best of our knowledge, the following table sets forth, as of DecemberSeptember ♦, 2019, certain information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares:

Name of Shareholder	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Common Shares that the individual has the right to acquire within 60 days		
	# of Shares	% of Class[1]	Stock Options	Warrants	Convertible Debentures
Fraser Atkinson	11,034,544 [2]	10.2%	1,080,000[3]	5,877,563[2]	1,456,730[2]
David Richardson	7,968,216[4]	7.4%	905,000[5]	8,838,000[4]	4,038,461[4]
Gerald Conrod	8,190,000[6]	7.6%	Nil	153,800[6]	153,846[6]

Name of Shareholder	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares[1]
Fraser Atkinson	10,770,544[3]	9.9%
David Richardson	8,093,716[4]	7.5%
Gerald Conrod	8,190,000	7.6%

Formatted Table

[1] Based on 108,207,251107,572,207 common shares of our company issued and outstanding as at DecemberSeptember ♦, 2019.

.[2] Consists: (i) 5,525,000 common shares of our company held directly; (ii) 7,150,000 common shares of our company held indirectly by Great Canadian Factoring Company Ltd., a private company which Mr. Oldridge serves as a director and officer but is not a shareholder; and (iii) 1,500,000 common shares of our company held by Phillip Oldridge, In Trust.

[2][3] Mr. Atkinson holds 6,707,294 common shares of our company directly, 200,000 common shares of our company in the Atkinson Family Trust and 4,127,250 common shares of our company with Koko Financial Services Ltd., a private company owned by Mr. Atkinson. Mr. Atkinson also owns 4,421,063 warrants, of which 21,063 warrants are exercisable at a price of CDN$1.10 per share until October 17, 2020, 2,000,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Atkinson also owns, indirectly through Koko Financial Services Ltd., a convertible debenture in the amount of CDN$500,000 with a maturity date of May 17, 2021, which can be converted into 769,230 common shares of our company at a price of CDN$0.65 per share, a convertible debenture in the amount of CDN$225,000 with a maturity date of September 25, 2021, which can be converted into 562,500 common shares of our company at a price of CDN$0.40 per share and 1,331,500 warrants, of which 769,000 warrants are exercisable at a price of CDN$0.75 per share until May 17, 2020 and 562,500 warrants are exercisable at a price of CDN$0.50 per share until September 25, 2021. Mr. Atkinson also owns, indirectly through H. Atkinson ITF RR Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021. In addition, Mr. Atkinson owns, indirectly through H. Atkinson ITF SS Atkinson, a CDN$25,000 convertible debenture with a maturity date of September 25, 2021, which can be converted into 62,500 common shares at a price of CDN$0.40 per share and 62,500 warrants, each of which is exercisable into one common share of our company at a price of CDN$0.50 per share until September 21, 2021.

[3] Mr. Atkinson holds 1,080,000 stock options, each of which entitles Mr. Atkinson to purchase one common share of our company, of which 100,000 stock options are exercisable at a price of CDN$0.35 per share until February 4, 2021, 80,000 stock options are exercisable at a price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at a price of CDN$0.75 per share until February 2, 2022, 600,000 stock options are exercisable at a price of CDN$0.75 per share until May 26, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024.

Consists of: (i) 6,443,294 common shares of our company held directly; (ii) 200,000 common shares of our company in the Atkinson Family Trust; and (iii) 4,127,250 common shares of our company held by Koko Financial Services Ltd., a private company owned by Mr. Atkinson.

[4] Mr. Richardson holds 7,968,216 common shares of our company indirectly through Countryman Investments Ltd. Mr. Richardson also owns, indirectly through Countryman Investments Ltd., 1,538,000 warrants that are exercisable at the exercise price of CDN$0.75 per share until May 17, 2020 and 2,500,000 warrants that are exercisable at the exercise price of $0.50 per share until September 25, 2021. Mr. Richardson also owns directly 4,800,000 warrants, of which 2,400,000 warrants are exercisable at a price of CDN$0.65 per share until June 29, 2021 and 2,400,000 warrants are exercisable at a price of CDN$0.60 per share until March 14, 2022. Mr. Richardson also indirectly owns through Countryman Investments Ltd., a CDN$1,000,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 1,538,461 common shares of our company at a price of CDN$0.65 per share and a CDN$1,000,000 convertible debenture with a maturity date of September

25, 2021, which can be converted into 2,500,000 common shares of our company at a price of CDN$0.40 per share.Consists of: (i) 125,500 common shares of our company held directly; and (ii) 7,968,216 common shares of our company indirectly through Countryman Investments Ltd.

[5] Mr. Richardson also holds 905,000 stock options, each of which entitles Mr. Richardson to purchase one common share of our company, of which 200,000 stock options are exercisable at the exercise price of CDN$0.25 per share until March 25, 2020, 100,000 stock options are exercisable at the exercise price of CDN$0.35 per share until February 4, 2021, 305,000 stock options are exercisable at the exercise price of CDN$0.35 per share until May 6, 2021, 100,000 stock options are exercisable at the exercise price of CDN$0.75 per share until February 2, 2022, 100,000 stock options are exercisable at a price of CDN$0.50 per share until May 4, 2023 and 100,000 stock options are exercisable at a price of CDN$0.50 per share until February 12, 2024.

[6] Mr. Conrod holds 8,190,000 common shares of our company directly, a CDN $100,000 convertible debenture with a maturity date of May 17, 2021, which can be converted into 153,846 common shares of our company at a price of CDN$0.65 per share and 153,800 warrants that are exercisable at a price of CDN$0.75 per share until May 17, 2020.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at November 5July 31, 2019, the registrar and transfer agent for our company reported that there were 108,207,2517,572,207 common shares of our company issued and outstanding. Of these, 90,567,25087,779,911 were registered to Canadian residents, including 54,861,00350,833,434 shares registered to CDS & Co., which is a nominee of the Canadian Depository for Securities Limited. The 90,567,25087,779,911 shares were registered to 5765 shareholders in Canada, one of which is CDS & Co. 16,700,00117,562,296 of our shares were registered to residents of the United States, including 5,576,8983,913,935 shares registered to CEDE & Co., which is a nominee of Depository Trust Company. The 16,700,00117,562,296 shares were registered to 428 shareholders in the United States, one of which is CEDE & Co. 1,98940,000 of our shares were registered to residents of other foreign countries (32 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

Related Party Transactions

Other than as disclosed below, since the beginning of our preceding three financial years ended March 31, 2019 and the sixthree months ended SeptemberJune 30, 2019, there have been no transactions or loans between our company and:

(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b) associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;

(c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family (close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with our company);

(d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals' families; and

(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

	For the Year Ended		
	March 31, 2019	March 31, 2018	March 31, 2017
Salaries and Benefits (1)	$ 289,840	$ 225,000	$ 93,750
Consulting fees (2)	382,875	293,400	259,150
Accommodation (3)	49,895	64,085	22,328
Truck and Trailer Rentals (4)	140,722	144,807	174,756
Options Vested (5)	252,804	571,130	275,196
Total	$ 1,116,136	$ 1,298,422	$ 825,180

	For the ~~Six~~Three Months Ended	
	~~September~~June 30, 2019	~~September~~June 30, 2018
Salaries and Benefits (1)	$ 211,105~~103,404~~	$ 312,203~~56,250~~
Consulting fees (2)	9~~1~~20,000	95,873~~~~
Accommodation (3)	762	7,524~~~~
Truck and Trailer Rentals (4)	54,403~~32,642~~	73,250~~42,798~~
Options Vested (5)	125,611~~82,228~~	122,514~~56,156~~
Total	$ 511,880~~309,036~~	$ 507,967~~258,601~~

1) Salaries and benefits incurred with directors, officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations. Included in salaries and benefits for the year ended March 31, 2019 were $230,458 paid to Brendan Riley, our President and Director, and $59,382 paid to Michael Sieffert, our Chief Financial Officer and Secretary. Amounts paid in the years ended March 31, 2018 and March 31, 2017 were paid to Brendan Riley.

2) Consulting fees included in professional fees and sales and marketing on Consolidated Statements of Operations are paid to the directors, the Chairman, and the CEO to provide accounting, management consulting and director services. The following table summarizes consulting fees paid to directors and officers of our company for the years ended March 31, 2019, March 31, 2018 and March 31, 2017:

	For the Year Ended		
	March 31, 2019	March 31, 2018	March 31, 2017
S&P 500 Financial and Corporate Services Inc. (i)	$ 240,000	$ 150,000	$ 120,000
Koko Financial Services Ltd. (ii)	120,000	120,000	116,250
MSA Holdings Inc. (iii)	22,875	23,400	22,900
Consulting Fees	$ 382,875	$ 293,400	$ 259,150

(i) We paid to S&P 500 Financial and Corporate Services Inc., a U.S company where Phillip Oldridge, our former Chief Executive Officer and former director, served as a director, $150,000 (CDN $194,580) for the 2018 fiscal year and $120,000 (CDN $144,000) for the 2017 fiscal year.

(ii) These consulting fees were paid to Koko Financial Services Ltd., a private company owned by Fraser Atkinson, our Chief Executive Officer, Chairman and director, as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd. Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of our company.

(iii) These consulting fees were paid to MSA Holdings Inc., a company controlled by Mark Achtemichuk, a director of our company and our former Chief Financial Officer and Secretary, as compensation for Mr. Achtemichuk's provision of services of our Chief Financial Officer. Neither Mr. Achtemichuk nor MSA Holdings Inc. received additional compensation for Mr. Achtemichuk's services as a director of our company.

3) Accommodation expense paid to Stage Coach Landing, Inc., a company of which Fraser Atkinson is an officer and director.

4) Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that Fraser Atkinson is an officer and director. These costs are included in Transportation costs on the Consolidated Statements of Operations of our consolidated financial statements.

5) This expense relates to stock options issued to Brendan Riley, David Richardson, Fraser Atkinson, Malcolm Clay, Mark Achtemichuk, Michael Sieffert and Philip Oldridge, as described under "Directors, Senior Management and Employees - Share Ownership".

Accounts payable and accrued liabilities at September~~June~~ 30, 2019 included CDN $21,998~~27,181~~ and US $12,276 (March 31, 2019 – $38,768, March 31, 2018 – $57,755, and March 31, 2017 - $115,464) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at September~~June~~ 30, 2019 we had notes payable in the amount of CDN$230,000 (March 31, 2019 – CDN$230,000) owed to Koko Financial Services Ltd., a company beneficially owned by Fraser Atkinson.

As at September~~June~~ 30, 2019, two companies beneficially owned by Fraser Atkinson had loans outstanding to our company with a total value of CDN $1,250,000 and US$120,000 (March 31, 2019 – CDN $1,430,000 and USD $120,000, and 2018 – CDN $650,000) which were guaranteed by our company. On March 31, 2019, one of the companies renewed loans to our company for CDN $1,050,000 and USD $120,000 which were guaranteed by our company. The principal and interest on the loans is repayable on the earlier of the date that (i) our company completes an equity financing of more than US$5,000,000, (ii) from receipt of proceeds on the sale of buses in excess of US$5,000,000, or (iii) July 1, 2020. The remaining loans outstanding with one company beneficially owned by Fraser Atkinson totaling CDN$380,000 plus accrued interest were repaid on May 31, 2019. We have agreed to grant the lender in each of these loans a general security assignment on the assets of our company, which will be subordinated to the BMO Bank of Montreal.

Loans payable to related parties as at September~~June~~ 30, 2019 of $1,336,492~~00,884~~ (March 31, 2019 - $1,498,907 and March 31, 2018 - $756,241) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured and have no fixed terms of repayment.

On September 25, 2017 we issued in a private placement convertible debentures in the principal amounts of CDN$1,476,000 with a 4-year term and an 8% interest rate which are convertible into our common shares at a rate of CDN$0.40 per share, and 3,690,000 warrants which grant the holder the right to purchase our common shares at CDN$0.50 per share. Countryman Investments Inc., a company beneficially owned by David Richardson, a director of our company, invested $1,000,000 in the private placement, Koko Financial Services Inc., a company beneficially owned by Fraser Atkinson, the Chairman, director and Chief Executive Officer of our company, invested CDN$225,000 in the private placement, and Malcolm Clay, a director of our company, invested CDN$150,000 in the private placement.

On May 17, 2017 we issued in a private placement, convertible debentures in the principal amounts of CDN$1,900,000 with a 4-year term and an 8% interest rate which are convertible into our common shares at a rate of CDN$0.65 per share, and 2,922,200 warrants which grant the holder the right to purchase our common shares at CDN$0.75 per share. Countryman Investments Inc., a company beneficially owned by David Richardson, a director of our company, invested $1,000,000 in the private placement, Koko Financial Services Inc., a company beneficially owned by Fraser Atkinson, the Chairman, director and Chief Executive Officer of our company, invested CDN$500,000 in the private placement, and Malcolm Clay, a director of our company, invested CDN$150,000 in the private placement.

The outstanding balance of unconverted convertible debentures at SeptemberJune 30, 2019, includes CDN$3,025,000 (March 31, 2019 – CDN$3,025,000 and 2018 - CDN$3,255,000) owed to directors and companies controlled by directors, summarized as follows:

	In CDN$ Outstanding as at,		
	March 31, 2019	March 31, 2018	SeptemberJune 30, 2019
Countryman Investments Ltd. (i)	$ 2,000,000	$ 2,000,000	$ 2,000,000
Koko Financial Services Ltd. (ii)	725,000	955,000	725,000
Malcolm Clay	300,000	300,000	300,000
Total	$ 3,025,000	$ 3,255,000	$ 3,025,000

(i) Countryman Investments Ltd. is a company beneficially owned by David Richardson, a director of GreenPower Motor Company Inc.
(ii) Koko Financial Services Ltd. is a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower Motor Company Inc.

On December 21, 2018, we entered into an amended and restated letter of agreement with respect to credit facilities with the Bank of Montreal. The letter of agreement amended and restated an existing letter of agreement dated May 15, 2018 and amendment and restatement agreement dated November 8, 2018. Pursuant to the letter of agreement, the Bank of Montreal offered (or continued to offer, as applicable) credit facilities to our company on the terms and conditions set out in this letter of agreement. The total approved amount of all credit facilities must not exceed $5,020,000 at any time. The first credit facility is repayable on demand and consists of an operating demand loan authorized for $5,000,000 bearing an interest rate of the US Base Rate plus 1.50%. Interest is calculated monthly in arrears, and payable monthly on the last day of each month. The US Base Rate in effect as of December 21, 2018 was 6.00%. The first facility carries a facility fee of $945 per month. The first credit facility is secured by a general floating charge on our company's assets and the assets of one of its subsidiaries. The first credit facility is also guaranteed by David Richardson and Fraser Atkinson, directors of our company, and in consideration for these guarantees, when the first credit facility had a maximum limit of $2,000,000, we agreed to issue these directors 4,400,000 non-transferrable common share purchase warrants, with 2,400,000 warrants issued to David Richardson and 2,000,000 issued to Fraser Atkinson on November 2, 2018 at an exercise price of CDN$0.65 per share expiring on June 29, 2021. In consideration for guarantees offered by the two directors when the first credit facility's limit was increased to $5,000,000, we agreed to issue these directors an additional 4,800,000 non-transferrable common share purchase warrants, with 2,400,000 warrants issued to David Richardson and 2,400,000 issued to Fraser Atkinson, on March 14, 2019, exercisable at an exercise price of CDN$0.60 per share expiring three years after the issue date. The second credit facility consists of a

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corporate credit card authorized for $20,000.00 and is repayable, bears interest, and carries a facility fee as determined by a Corporate MasterCard Agreement. The amended and restated letter of agreement contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit. In addition, the agreement has one financial covenant, to maintain a current ratio greater than 1.2:1, which will be tested quarterly starting on June 30, 2019.

Compensation

For information regarding compensation for our directors and senior management, see "Compensation."


Private Placements


The selling shareholders identified in this prospectus may offer and sell up to 13,062,754 common shares of our company and up to 6,557,371 common shares of our company that may be issued upon exercise of warrants. The common shares of our company and warrants were acquired by the selling shareholders directly from us in private placements that were exempt from the registration requirements of the Securities Act of 1933.


60


May 2019 Private Placements

On May 6 and 8, 2019, we completed private placements of an aggregate of 13,114,754 units of our securities at a price of $0.305 per unit for aggregate gross proceeds of $3,999,999.97. Each unit consisted of one common share of our company and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire one additional common share of our company at a price of $0.3811 per share for a period of four years.

At any time after the date which is one year after the issuance of share purchase warrants, if, for at least 10 consecutive trading days, our common shares have a closing price greater than CDN$1.20 per share, we may issue an acceleration notice to a holder of the share purchase warrants to accelerate the expiration date of such share purchase warrants. The share purchase warrants will terminate on the date that is 30 days from the date of the acceleration notice in the event that the holder has not exercised the share purchase warrants in accordance with the terms of the acceleration notice by such date.

Of the 13,114,754 units we issued: (i) 11,543,361 units were issued pursuant to the exemption from registration under the Securities Act of 1933 provided by Section 4(a)(2) and/or Rule 506 of Regulation D promulgated under the Securities Act of 1933 to 42 investors who were "accredited investors" within the meaning ascribed to that term in Regulation D promulgated under the Securities Act of 1933; and (ii) 1,571,393 units were issued to four non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in offshore transactions relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

Think Equity, a division of Fordham Financial Management, Inc., acted as placement agent for these private placements and we paid placement agent's fees of $280,000 in connection with the closing of these private placements.

In connection with these private placements, we entered into a registration rights agreement with each subscriber who purchased these units, pursuant to which we agreed to prepare and file a registration statement with the Securities and Exchange Commission with respect to (i) the common shares of our company comprising these units and (ii) the common shares of our company issuable upon exercise of the share purchase warrants comprising these units on or before the 100th calendar day following the date of the registration rights agreement. We also agreed to use our best efforts to cause the registration statement to be declared effective as promptly as possible after the filing, but in any event no later than the 120th calendar day (the 180th calendar day in the event of a "full review" by the Securities and Exchange Commission) following the earlier of (i) the date that we file our audited financial statements for the year ended March 31, 2019 on SEDAR and (ii) the date that we file the registration statement. In addition, we agreed to use our best efforts to keep the registration statement continuously effective until the earlier of (i) the date that all the common shares covered by the registration statement have been sold or (ii) the date that is one year and 30 days after we issue an acceleration notice as defined in the form of the share purchase warrant or (iii) the date that all common shares of covered by the registration statement may be sold without the volume or manner of sale restrictions pursuant to Rule 144 promulgated under the Securities Act of 1933 and without the requirement for our company to be in compliance with the current public information requirement under Rule 144 promulgated under the Securities Act of 1933 or (iv) the date that we request a security holding confirmation and have not received an affirmative response from at least one holder or (v) the date that is four years from the date of the registration rights agreement. If we do not satisfy certain timing requirements set forth in the registration rights agreement, we agreed to pay to each subscriber an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 1.0% multiplied by the aggregate subscription amount paid by such subscriber in the private placements (subject to an interest of 10% per annum in the case of the late payment).

Use of Proceeds

We will not receive any proceeds from the sale of our common shares by the selling shareholders. We may, however, receive proceeds upon exercise of the warrants by the selling shareholders.

We will pay for expenses of this offering, except that the selling shareholders will pay any broker discounts or commissions or equivalent expenses and expenses of their legal counsel applicable to the sale of their shares.

Markets

Our common shares have been listed for trading on the TSX Venture Exchange under the symbol "GPV" since December 30, 2014. From July 8, 2013 to December 29, 2014, our common shares have been listed for trading on the TSX Venture Exchange under the symbol "OMK."

Our common shares have been quoted on the OTCQX under the symbol "GPVRF" since March 28, 2017. From May 6, 2015 to March 27, 2017, our common shares were quoted on the OTCQB under the symbol "GPVRF."

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada (Tel: (604) 661-9400; Fax: (604) 661-9549).

Selling Shareholders

The common shares being offered by the selling shareholders are those previously issued to the selling shareholders, and those issuable to the selling shareholders, upon exercise of the warrants. For additional information regarding the issuances of those common shares and warrants, see "Private Placements" above. The selling shareholders may offer and sell these common shares from time to time. Except for the ownership of the common shares and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common shares by each of the selling shareholders. The second column lists the number of our common shares beneficially owned by each selling shareholder, based on his, her or its ownership of the common shares and warrants, as of DecemberSeptember ♦, 2019, assuming exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on exercises. The third column lists the common shares being offered by this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of the sum of (i) the number of common shares issued to the selling shareholders on May 6 and 8, 2019, and (ii) the maximum number of common shares issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised in full as of December ♦, 2019 and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants. The fourth column assumes the sale of all of the common shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the warrants, a selling shareholder may not exercise the warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable of our then outstanding common shares following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Shareholder	Shares Owned by the Selling Shareholder before the Offering[1]		Total Shares Offered in the Offering		Shares to Be Owned by Selling Shareholder after the Offering[1]	
	# of Shares	% of Class[2]	# of Shares	% of Class[2]	# of Shares[3]	% of Class[2]
Anthony Polak[4]	245,902[5]	*	245,902[6]	*	Nil	*
Domaco Venture Capital Fund[7][8]	245,902[9]	*	245,902[10]	*	Nil	*
Jamie Polak[11]	122,952[12]	*	122,952[13]	*	Nil	*
RL Capital Partners, LP[14][15]	295,081[16]	*	295,081[17]	*	Nil	*
AlphaNorth Asset Management[18][19]	2,156,250[20]	1.99%	487,500[21]	*	1,668,750	1.54%
Emerson Partners[22][23]	450,000[24]	*	450,000[25]	*	Nil	*
Emerson 1993 Family Trust[26][27]	1,950,000[28]	1.80%	1,950,000[29]	1.80%	Nil	*
Robert S. London London Family Trust[30][31]	491,803[32]	*	491,803[33]	*	Nil	*
A.K.S. Family Partners, L.P.[34][35]	150,000[36]	*	150,000[37]	*	Nil	*
E. Jeffrey Peierls[38]	492,000[39]	*	492,000[40]	*	Nil	*
Brian Eliot Peierls[41]	246,000[42]	*	246,000[43]	*	Nil	*
Jeffrey Singer[44]	245,901[45]	*	245,901[46]	*	Nil	*
Ramnarain Jaigobind[47]	1,127,496[48]	1.04%	1,127,496[49]	1.04%	Nil	*

Empery Asset Master, Ltd.[(50)(51)]	1,058,071[(52)]	*	1,058,071[(53)]	*	Nil	*
Empery Tax Efficient, LP[(54)(55)]	208,608[(56)]	*	208,608[(57)]	*	Nil	*
Empery Tax Efficient II, LP[(58)(59)]	1,175,765[(60)]	1.09%	1,175,765[(61)]	1.09%	Nil	*
Glenn Jorgensen[(62)]	150,000[(63)]	*	150,000[(64)]	*	Nil	*
Dyke Rogers[(65)]	245,902[(66)]	*	245,902[(67)]	*	Nil	*
Andrew Menham[(68)]	244,179[(69)]	*	244,179[(70)]	*	Nil	*
David Nagelberg[(71)]	750,000[(72)]	*	750,000[(73)]	*	Nil	*

Name of Selling Shareholder	Shares Owned by the Selling Shareholder before the Offering[(1)]		Total Shares Offered in the Offering		Shares to Be Owned by Selling Shareholder after the Offering[(1)]	
	# of Shares	% of Class[(2)]	# of Shares	% of Class[(2)]	# of Shares[(3)]	% of Class[(2)]
The Feldman Family Trust[(74)(75)]	172,131[(76)]	*	172,131[(77)]	*	Nil	*
Ronald Lazar[(78)]	98,361[(79)]	*	98,361[(80)]	*	Nil	*
The Peierls Foundation, Inc.[(81)(82)]	1,804,500[(83)]	1.67%	1,804,500[(84)]	1.67%	Nil	*
The Peierls Bypass Trust[(85)(86)]	49,500[(87)]	*	49,500[(88)]	*	Nil	*
UD E.F. Peierls for Brian E. Peierls[(89)(90)]	138,000[(91)]	*	138,000[(92)]	*	Nil	*
UD E.F. Peierls for E. Jeffrey Peierls[(93)(94)]	138,000[(95)]	*	138,000[(96)]	*	Nil	*
UD E.S. Peierls for E.F. Peierls et al[(97)(98)]	88,500[(99)]	*	88,500[(100)]	*	Nil	*
UD Ethel F. Peierls Charitable Lead Trust[(101)(102)]	147,000[(103)]	*	147,000[(104)]	*	Nil	*
UD J.N. Peierls for Brian Eliot Peierls[(105)(106)]	172,500[(107)]	*	172,500[(108)]	*	Nil	*
UD J.N. Peierls for E. Jeffrey Peierls[(109)(110)]	172,500[(111)]	*	172,500[(112)]	*	Nil	*

UW E.S. Peierls for Brian E. Peierls - Accumulation[113][114]	118,500[115]	*	118,500[116]	*	Nil	*
UW E.S. Peierls for E. Jeffrey Peierls - Accumulation[117][118]	73,500[119]	*	73,500[120]	*	Nil	*
UW J.N. Peierls for E. Jeffrey Peierls[121][122]	147,000[123]	*	147,000[124]	*	Nil	*
UW J.N. Peierls for Brian E. Peierls[125][126]	147,000[127]	*	147,000[128]	*	Nil	*
Warberg WF VII LP[129][130]	393,442[131]	*	393,442[132]	*	Nil	*

Name of Selling Shareholder	**Shares Owned by the Selling Shareholder before the Offering[1]**		**Total Shares Offered in the Offering**		**Shares to Be Owned by Selling Shareholder after the Offering[1]**	
	# of Shares	**% of Class[2]**	**# of Shares**	**% of Class[2]**	**# of Shares[3]**	**% of Class[2]**
Clayton A. Struve[133]	491,802[134]	*	491,802[135]	*	Nil	*
RedDiamond Partners LLC[136][137]	737,704[138]	*	737,704[139]	*	Nil	*
District 2 Capital Fund LP[140][141]	1,229,508[142]	1.14%	1,229,508[143]	1.14%	Nil	*
Efrat Investments LLC[144][145]	737,704[146]	*	737,704[147]	*	Nil	*
Richard Molinsky[148]	122,950[149]	*	122,950[150]	*	Nil	*
John Horoshak[151]	83,601[152]	*	83,601[153]	*	Nil	*
Mark Rosenblum[154]	~~7~~8 5,000[155]	*	75,000[156]	*	10,000~~Nil~~	*
Ron Busslinger[157]	122,950[158]	*	122,950[159]	*	Nil	*
Ravikumar Vasireddy[160]	150,000[161]	*	150,000[162]	*	Nil	*
Alta Partners LLC[163][164]	150,000[165]	*	150,000[166]	*	Nil	*
K. J. Harrison & Partners Inc.[167][168]	1,475,410[169]	1.36%	1,475,410[170]	1.36%	Nil	*
Totals	**21,2~~9~~88,875**		**19,620,125**		**1,6~~6~~78,750**	

Notes

* Less than 1%.

[1] Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to shares of common stock. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not counted as outstanding for computing the percentage of any other person.

[2] Based on 108,207,251 common shares of our company issued and outstanding as of DecemberSeptember ♦, 2019. Common shares of our company issuable upon exercise of warrants owned by a selling shareholder are counted as outstanding for computing the percentage of that particular selling shareholder but are not counted as outstanding for computing the percentage of any other person.

[3] We have assumed that the selling shareholders will sell all of the shares being offered in this offering.

[4] Anthony Polak's address is 8 Elskip Lane, Greenwich, Connecticut 06831.

[5] Consists of 163,935 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

[6] Consists of 163,935 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

[7] Domaco Venture Capital Fund has an address at 8 Elskip Lane, Greenwich, Connecticut 06831.

[8] Anthony Polak exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by Domaco Venture Capital Fund.

[9] Consists of 163,935 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

[10] Consists of 163,935 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

[11] Jamie Polak's address is 55 Allison Lane, Thornwood, New York 10594.

[12] Consists of 81,968 common shares of our company and 40,984 common shares of our company issuable upon exercise of warrants.

[13] Consists of 81,968 common shares of our company and 40,984 common shares of our company issuable upon exercise of warrants.

[14] RL Capital Partners, LP has an address at 810 7th Ave., 18th Floor New York, New York 10019.

[15] Ronald Lazar exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by RL Capital Partners, LP.

[16] Consists of 196,721 common shares of our company and 98,360 common shares of our company issuable upon exercise of warrants.

[17] Consists of 196,721 common shares of our company and 98,360 common shares of our company issuable upon exercise of warrants.

[18] AlphaNorth Asset Management has an address at 333 Bay St. Suite 630, Toronto, Ontario M5H 2R2, Canada.

[19] Steve Palmer exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by AlphaNorth Asset Management.

[20] Consists of 1,993,750 common shares of our company and 162,500 common shares of our company issuable upon exercise of warrants.

[21] Consists of 325,000 common shares of our company held in the name of National Bank Financial Inc TR Value Preservation Fund Pcc Ltd FBO Cell B and 162,500 common shares of our company issuable upon exercise of warrants held in the name of National Bank Financial Inc ITF Value Preservation Fund PCC Ltd in respect of Cell B.

[22] Emerson Partners has an address at 1522 Ensley Ave., Los Angeles, California, 90024.

[23] Steven Emerson exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by Emerson Partners.

(24) Consists of 300,000 common shares of our company and 150,000 common shares of our company issuable upon exercise of warrants.

(25) Consists of 300,000 common shares of our company and 150,000 common shares of our company issuable upon exercise of warrants.

(26) Emerson 1993 Family Trust has an address at 1522 Ensley Ave., Los Angeles, California, 90024.

(27) Steven Emerson exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by Emerson 1993 Family Trust.

(28) Consists of 1,300,000 common shares of our company and 650,000 common shares of our company issuable upon exercise of warrants.

(29) Consists of 1,300,000 common shares of our company held in the name of J Steven Emerson & Rita Emerson TR Emerson 1993 Family Trust and 650,000 common shares of our company issuable upon exercise of warrants held in the name of Emerson 1993 Family Trust.

(30) Robert S. London London Family Trust has an address at 212 Aurora Dr. Montecito, California 93108.

(31) Robert S. London exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by Robert S. London London Family Trust.

(32) Consists of 327,869 common shares of our company and 163,934 common shares of our company issuable upon exercise of warrants.

(33) Consists of 327,869 common shares of our company held in the name of Robert S London & Heath H London TR Robert S London Family Trust and 163,934 common shares of our company issuable upon exercise of warrants held in the name of London Family Trust.

(34) A.K.S. Family Partners, L.P. has an address at 888 C 8th Ave #530 New York, New York 10019.

(35) Adam Stern exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by A.K.S. Family Partners, L.P.

(36) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(37) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(38) E. Jeffrey Peierls' address is 73 South Holman Way, Golden, Colorado 80401.

(39) Consists of 328,000 common shares of our company and 164,000 common shares of our company issuable upon exercise of warrants.

(40) Consists of 328,000 common shares of our company and 164,000 common shares of our company issuable upon exercise of warrants.

(41) Brian Eliot Peierls' address is 3017 McCurdy St, Austin, Texas 78723.

(42) Consists of 164,000 common shares of our company and 82,000 common shares of our company issuable upon exercise of warrants.

(43) Consists of 164,000 common shares of our company and 82,000 common shares of our company issuable upon exercise of warrants.

(44) Jeffrey Singer's address is 1141 Tice Place, Westfield, New Jersey 07090.

(45) Consists of 163,934 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

(46) Consists of 163,934 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

(47) Ramnarain Jaigobind's address is 30 West Street, Apt 26A New York, New York 10004.

(48) Consists of 751,664 common shares of our company and 375,832 common shares of our company issuable upon exercise of warrants.

(49) Consists of 751,664 common shares of our company and 375,832 common shares of our company issuable upon exercise of warrants.

(50) Empery Asset Master, Ltd. has an address at c/o One Rockefeller Plaza, Suite 1205, New York, New York 10020.

(51) Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd. ("EAM"), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(52) Consists of 697,872 common shares of our company and 360,199 common shares of our company issuable upon exercise of warrants.

(53) Consists of 697,872 common shares of our company and 360,199 common shares of our company issuable upon exercise of warrants.

(54) Empery Tax Efficient, LP has an address at c/o One Rockefeller Plaza, Suite 1205, New York, New York 10020.

(55) Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP ("ETE"), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(56) Consists of 137,592 common shares of our company and 71,016 common shares of our company issuable upon exercise of warrants.

(57) Consists of 137,592 common shares of our company and 71,016 common shares of our company issuable upon exercise of warrants.

(58) Empery Tax Efficient II, LP has an address at c/o One Rockefeller Plaza, Suite 1205, New York, New York 10020.

(59) Empery Asset Management LP, the authorized agent of Empery Tax Efficient II, LP ("ETE II"), has discretionary authority to vote and dispose of the shares held by ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE II. ETE II, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(60) Consists of 775,499 common shares of our company and 400,266 common shares of our company issuable upon exercise of warrants.

(61) Consists of 775,499 common shares of our company and 400,266 common shares of our company issuable upon exercise of warrants.

(62) Glenn Jorgensen's address is 250-52 Street, Delta, British Columbia V4M 2Y4, Canada.

(63) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(64) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(65) Dyke Rogers' address is 1205 Olive Avenue, Dalhart, Texas, 79022.

(66) Consists of 163,935 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

(67) Consists of 163,935 common shares of our company and 81,967 common shares of our company issuable upon exercise of warrants.

(68) Andrew Menham's address is 1418-134a St. Surrey, British Columbia V4A 9A5, Canada.

(69) Consists of 162,786 common shares of our company and 81,393 common shares of our company issuable upon exercise of warrants.

(70) Consists of 162,786 common shares of our company and 81,393 common shares of our company issuable upon exercise of warrants.

(71) David Nagelberg's address is 939 Coast Blvd, Unit 21 DE, La Jolla, California 92037.

(72) Consists of 500,000 common shares of our company and 250,000 common shares of our company issuable upon exercise of warrants.

(73) Consists of 500,000 common shares of our company and 250,000 common shares of our company issuable upon exercise of warrants.

[74] The Feldman Family Trust has an address at 753 Colima St., La Jolla, California 92037.

[75] Andrew A. Feldman exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by The Feldman Family Trust.

[76] Consists of 114,754 common shares of our company and 57,377 common shares of our company issuable upon exercise of warrants.

[77] Consists of 114,754 common shares of our company held in the name of Andrew A Feldman & Jeri Feldman TR The Feldman Family Trust and 57,377 common shares of our company issuable upon exercise of warrants held in the name of The Feldman Family Trust.

[78] Ronald Lazar's address is 192 Se Via Sanremo, Port St. Lucie, Florida 34984-6632.

[79] Consists of 65,574 common shares of our company and 32,787 common shares of our company issuable upon exercise of warrants.

[80] Consists of 65,574 common shares of our company and 32,787 common shares of our company issuable upon exercise of warrants.

[81] The Peierls Foundation, Inc. has an address at 73 South Holman Way, Golden, Colorado 80401.

[82] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by The Peierls Foundation, Inc.

[83] Consists of 1,203,000 common shares of our company and 601,500 common shares of our company issuable upon exercise of warrants.

[84] Consists of 1,203,000 common shares of our company and 601,500 common shares of our company issuable upon exercise of warrants.

[85] The Peierls Bypass Trust has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[86] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by The Peierls Bypass Trust.

[87] Consists of 33,000 common shares of our company and 16,500 common shares of our company issuable upon exercise of warrants.

[88] Consists of 33,000 common shares of our company and 16,500 common shares of our company issuable upon exercise of warrants.

[89] UD E.F. Peierls for Brian E. Peierls has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[90] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UD E.F. Peierls for Brian E. Peierls.

[91] Consists of 92,000 common shares of our company and 46,000 common shares of our company issuable upon exercise of warrants.

[92] Consists of 92,000 common shares of our company and 46,000 common shares of our company issuable upon exercise of warrants.

[93] UD E.F. Peierls for E. Jeffrey Peierls has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[94] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UD E.F. Peierls for E. Jeffrey Peierls.

[95] Consists of 92,000 common shares of our company and 46,000 common shares of our company issuable upon exercise of warrants.

[96] Consists of 92,000 common shares of our company and 46,000 common shares of our company issuable upon exercise of warrants.

[97] UD E.S. Peierls for E.F. Peierls et al has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[98] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UD E.S. Peierls for E.F. Peierls et al.

[99] Consists of 59,000 common shares of our company and 29,500 common shares of our company issuable upon exercise of warrants.

[100] Consists of 59,000 common shares of our company and 29,500 common shares of our company issuable upon exercise of warrants.

[101] UD Ethel F. Peierls Charitable Lead Trust has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[102] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UD Ethel F. Peierls Charitable Lead Trust.

[103] Consists of 98,000 common shares of our company and 49,000 common shares of our company issuable upon exercise of warrants.

[104] Consists of 98,000 common shares of our company and 49,000 common shares of our company issuable upon exercise of warrants.

[105] UD J.N. Peierls for Brian Eliot Peierls has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

68

[106] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UD J.N. Peierls for Brian Eliot Peierls.

[107] Consists of 115,000 common shares of our company and 57,500 common shares of our company issuable upon exercise of warrants.

[108] Consists of 115,000 common shares of our company and 57,500 common shares of our company issuable upon exercise of warrants.

[109] UD J.N. Peierls for E. Jeffrey Peierls has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[110] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UD J.N. Peierls for E. Jeffrey Peierls.

[111] Consists of 115,000 common shares of our company and 57,500 common shares of our company issuable upon exercise of warrants.

[112] Consists of 115,000 common shares of our company and 57,500 common shares of our company issuable upon exercise of warrants.

[113] UW E.S. Peierls for Brian E. Peierls - Accumulation has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[114] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UW E.S. Peierls for Brian E. Peierls - Accumulation.

[115] Consists of 79,000 common shares of our company and 39,500 common shares of our company issuable upon exercise of warrants.

[116] Consists of 79,000 common shares of our company and 39,500 common shares of our company issuable upon exercise of warrants.

[117] UW E.S. Peierls for E. Jeffrey Peierls - Accumulation has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[118] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UW E.S. Peierls for E. Jeffrey Peierls - Accumulation.

[119] Consists of 49,000 common shares of our company and 24,500 common shares of our company issuable upon exercise of warrants.

[120] Consists of 49,000 common shares of our company and 24,500 common shares of our company issuable upon exercise of warrants.

[121] UW J.N. Peierls for E. Jeffrey Peierls has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[122] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UW J.N. Peierls for E. Jeffrey Peierls.

[123] Consists of 98,000 common shares of our company and 49,000 common shares of our company issuable upon exercise of warrants.

[124] Consists of 98,000 common shares of our company and 49,000 common shares of our company issuable upon exercise of warrants.

[125] UW J.N. Peierls for Brian E. Peierls has an address c/o The Northern Trust Company of Delaware as Trustee 1313 North Market Street, Suite 5300, Wilmington, Delaware 19801.

[126] E. Jeffrey Peierls exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by UW J.N. Peierls for Brian E. Peierls.

[127] Consists of 98,000 common shares of our company and 49,000 common shares of our company issuable upon exercise of warrants.

[128] Consists of 98,000 common shares of our company and 49,000 common shares of our company issuable upon exercise of warrants.

[129] Warberg WF VII LP has an address at 716 Oak Street, Winnetka, Illinois 60093.

[130] Daniel Warsh exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by Warberg WF VII LP.

[131] Consists of 262,295 common shares of our company and 131,147 common shares of our company issuable upon exercise of warrants.

[132] Consists of 262,295 common shares of our company and 131,147 common shares of our company issuable upon exercise of warrants.

[133] Clayton A. Struve's address is 175 W. Jackson Blvd., Suite #440, Chicago, Illinois 60604.

[134] Consists of 327,868 common shares of our company and 163,934 common shares of our company issuable upon exercise of warrants.

[135] Consists of 327,868 common shares of our company and 163,934 common shares of our company issuable upon exercise of warrants.

[136] RedDiamond Partners LLC has an address at 156 West Saddle River Road, Saddle River, New Jersey 07458.

[137] John DeNobile exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by RedDiamond Partners LLC.

[138] Consists of 491,803 common shares of our company and 245,901 common shares of our company issuable upon exercise of warrants.

[139] Consists of 491,803 common shares of our company and 245,901 common shares of our company issuable upon exercise of warrants.

[140] District 2 Capital Fund LP has an address at 175 W Carver Street, Huntington, New York 11743.

[141] Michael Bigger exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by District 2 Capital Fund LP.

[142] Consists of 819,672 common shares of our company and 409,836 common shares of our company issuable upon exercise of warrants.

[143] Consists of 819,672 common shares of our company and 409,836 common shares of our company issuable upon exercise of warrants.

[144] Efrat Investments LLC has an address at 54 Lenox Avenue, Clifton, New Jersey 07012.

[145] Rina Rollhaus exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by Efrat Investments LLC.

[146] Consists of 491,803 common shares of our company and 245,901 common shares of our company issuable upon exercise of warrants.

[147] Consists of 491,803 common shares of our company and 245,901 common shares of our company issuable upon exercise of warrants.

[148] Richard Molinsky's address is 51 Lord's Hwy East, Weston, Connecticut 06883.

[149] Consists of 81,967 common shares of our company and 40,983 common shares of our company issuable upon exercise of warrants.

[150] Consists of 81,967 common shares of our company and 40,983 common shares of our company issuable upon exercise of warrants.

[151] John Horoshak's address is 3159 Northview Road, Wayzata, Minnesota 55391.

[152] Consists of 55,734 common shares of our company and 27,867 common shares of our company issuable upon exercise of warrants.

[153] Consists of 55,734 common shares of our company and 27,867 common shares of our company issuable upon exercise of warrants.

[154] Mark Rosenblum's address is 9200 Santa Fe Trail, Celina, Texas 75009.

[155] Consists of 5_60,000 common shares of our company and 25,000 common shares of our company issuable upon exercise of warrants.

[156] Consists of 50,000 common shares of our company and 25,000 common shares of our company issuable upon exercise of warrants.

(157) Ron Busslinger's address is 27901 Via Del Agua, Laguna Niguel, California 92677.

(158) Consists of 81,967 common shares of our company and 40,983 common shares of our company issuable upon exercise of warrants.

(159) Consists of 81,967 common shares of our company and 40,983 common shares of our company issuable upon exercise of warrants.

(160) Ravikumar Vasireddy's address is 7494 S. Marion Avenue, Tulsa, Oklahoma 74136.

(161) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(162) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(163) Alta Partners LLC has an address at 29 Valentines Lane, Old Brookville, New York 11545.

(164) Steven Cohen exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by Alta Partners LLC.

(165) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(166) Consists of 100,000 common shares of our company and 50,000 common shares of our company issuable upon exercise of warrants.

(167) K. J. Harrison & Partners Inc. has an address at 60 Bedford Road, Toronto, Ontario M5R 2K2, Canada.

(168) Ashley Kennedy exercises voting and dispositive power with respect to the common shares of our company that are beneficially owned by K. J. Harrison & Partners Inc.

(169) Consists of 983,607 common shares of our company and 491,803 common shares of our company issuable upon exercise of warrants.

(170) Consists of 983,607 common shares of our company held in the name of National Bank Financial Inc and 491,803 common shares of our company issuable upon exercise of warrants held in the name of National Bank Financial Inc.

Plan of Distribution

Each of the selling shareholders named below and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of his, her or its common shares of our company covered hereby on the OTC Markets Group's OTCQX, the TSX Venture Exchange or any other stock exchange, market or trading facility on which our common shares are traded or in private transactions. A selling shareholder may sell all or a portion of our common shares being offered pursuant to this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. A selling shareholder may use any one or more of the following methods when selling our common shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell our common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales;

- in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such common shares of our company at a stipulated price per share;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- a combination of any such methods of sale; or

- any other method permitted pursuant to applicable law.

The selling shareholders may also sell our common shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling our common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of our common shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121 and Supplementary Material .01 and Supplementary Material .02 thereto in the case of an agency transaction.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common shares in the course of hedging the positions they assume. The selling shareholders may also sell our common shares short and deliver these common shares to close out their short positions, or loan or pledge our common shares to broker-dealers that in turn may sell these common shares. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of our common shares offered by this prospectus, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling our common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of our common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Each selling shareholder has informed our company that he, she or it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common shares.

We are required to pay certain fees and expenses incurred by our company incident to the registration of our common shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

We agreed to use our best efforts to keep this prospectus effective until the earlier of (i) the date that all the common shares covered by this prospectus have been sold or (ii) the date that is one year and 30 days after we issue an acceleration notice as defined in the form of the share purchase warrant or (iii) the date that all common shares of covered by this prospectus may be sold without the volume or manner of sale restrictions pursuant to Rule 144 promulgated under the Securities Act of 1933 and without the requirement for our company to be in compliance with the current public information requirement under Rule 144 promulgated under the Securities Act of 1933 or (iv) the date that we request a security holding confirmation and have not received an affirmative response from at least one holder or (v) the date that is four years from the date of the registration rights agreement.

Our common shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, our common shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of our common shares may not simultaneously engage in market making activities with respect to our common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our common shares by the selling shareholders or any other person.

Expenses Relating to This Offering

The following table sets forth the expenses incurred by us in connection with the issuance and distribution of our common shares covered by this prospectus. The selling shareholders will bear no expenses associated with this offering except for any broker discounts and commissions or equivalent expenses and expenses of the selling shareholders' legal counsels applicable to the sale of their shares. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fees.

Securities and Exchange Commission registration fees	$	♦
Accounting fees and expenses	$	25,000
Legal fees and expenses	$	75,000
Transfer agent and registrar fees	$	20,000
Miscellaneous expenses	$	10,000
Total	$	♦

Share Capital

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On March 31, 2019, we had 94,207,453 common shares outstanding and nil preferred shares outstanding. On DecemberSeptember ♦, 2019, we had 108,207,251 common shares outstanding and nil preferred shares outstanding. All of our common shares issued and outstanding were fully paid and non-assessable. There are no shares not representing capital. Our company or subsidiaries do not own any shares of our company.

On April 1, 2018 we had 93,187,453 common shares issued and outstanding. During the year ended March 31, 2019 we issued a total of 1,020,000 common shares so that we had 94,207,453 common shares issued and outstanding as at March 31, 2019.

More than 10% of our capital has not been paid for with assets other than cash within the past five years.

Warrants

As at March 31, 2019, we had the following outstanding warrants to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
October 17, 2020	1.10	311,497
May 17, 2020	0.75	2,922,200

May 31, 2020	0.75	384,500
June 29, 2021	0.65	4,400,000
September 25, 2021	0.50	3,690,000
October 13, 2021	0.50	5,550,000
March 14, 2022	0.60	4,800,000
Total Outstanding		**22,058,197**

As at December~~September~~ ♦, 2019, we had the following outstanding warrants to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
October 17, 2020	1.10	311,497
May 17, 2020	0.75	2,922,200
May 31, 2020	0.75	384,500
June 29, 2021	0.65	4,400,000
September 25, 2021	0.50	3,690,000
October 13, 2021	0.50	5,425,000
March 14, 2022	0.60	4,800,000
May 6, 2023	0.51	6,065,568
May 8, 2023	0.51	491,803
Total Outstanding		**28,490,568**

Stock Options

As at March 31, 2019, we had the following outstanding stock options to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
December 23, 2019	0.25	275,000
December 23, 2019	0.25	2,384,717
December 23, 2019	0.25	275,000
July 10, 2020	0.55	50,000
March 25, 2020	0.25	200,000
May 26, 2020	0.60	150,000
February 4, 2021	0.35	500,000
May 6, 2021	0.35	530,000
October 27, 2021	0.62	500,000
February 2, 2022	0.75	665,000
May 26, 2022	0.60	200,000
May 26, 2022	0.75	1,037,500
December 18, 2022	0.45	235,000
May 4, 2023	0.50	630,000
November 30, 2023	0.43	350,000
February 12, 2024	0.50	650,000
Total Outstanding		**8,632,217**

As at December~~September~~ ♦, 2019, we had the following outstanding stock options to purchase our common shares:

Expiry Date	Exercise Price (CDN$)	Number
December 23, 2019	0.25	482,813
July 10, 2020	0.55	50,000
March 25, 2020	0.25	200,000
May 26, 2020	0.60	150,000
February 4, 2021	0.35	400,000
May 6, 2021	0.35	~~45~~520,000
October 27, 2021	0.62	500,000
February 2, 2022	0.75	517~~665~~,000
May 26, 2022	0.75	1,037,500
December 18, 2022	0.45	235,000
May 4, 2023	0.50	~~6~~530,000

November 30, 2023	0.43	350,000
February 12, 2024	0.50	575550,000
Total Outstanding		**5,522725,313**

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

As at SeptemberJune 30, 2019, we had issued the following outstanding convertible debentures all with an 8% interest rate and a term of four years.

Issue Date	Amount (CDN$)	Converted Amount (CDN$)	Matured Amount (CDN$)	Outstanding Amount as of March 31, 2019 (CDN$)	Conversion Price (CDN$)	Shares on Conversion
Dec 11, 2015	777,000	(60,000)	(717,000)	-	n/a	n/a
May 17, 2017	1,900,000	-		1,900,000	0.65	2,923,077
May 31, 2017	250,000	-		250,000	0.65	384,615
Sep 25, 2017	1,476,000	-		1,476,000	0.40	3,690,000
Oct 16, 2017	2,220,000	(2500,000)		2,021,970,000	0.40	5,0504,925,000
Total	6,623,000	(26310,000)	(717,000)	5,64596,000		12,04711,922,692

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As at September ♦, 2019 we had a total of CDN$ 5,596,000 in convertible debentures outstanding as CDN$50,000 of the October 16, 2017 issuance were converted into 125,000 shares at CDN$0.40 per share during July 2019.

Issuances of Common Shares

During the last three years, we have issued the following securities:

On September 25, 2019 635,0444 stock options were exercised at a weighted average exercise price of CAD $0.25 per share.

On July 19, 2019 we issued 250,000 common shares of our company. 125,000 of these common shares were issued pursuant to the conversion of CAD$50,000 of convertible debentures issued October 16, 2017 at a conversion price of CAD$0.40 per share, and 125,000 of these common shares were issued pursuant to the exercise of 125,000 warrants at CAD$0.40 per share.

On May 6 and 8, 2019, we completed private placements of an aggregate of 13,114,754 units of our securities at a price of $0.305 per unit for aggregate gross proceeds of $3,999,999.97. Each unit consisted of one common share of our company and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire one additional common share of our company at a price of $0.3811 per share for a period of four years.

At any time after the date which is one year after the issuance of share purchase warrants, if, for at least 10 consecutive trading days, our common shares have a closing price greater than CDN$1.20 per share, we may issue an acceleration notice to a holder of the share purchase warrants to accelerate the expiration date of such share purchase warrants. The share purchase warrants will terminate on the date that is 30 days from the date of the acceleration notice in the event that the holder has not exercised the share purchase warrants in accordance with the terms of the acceleration notice by such date.

On February 12, 2019, we granted an aggregate of 650,000 incentive stock options including 50,000 incentive stock options to employees and 100,000 incentive stock options to directors and officers of our company. The stock options are exercisable for a period of five years at a price of CDN $0.50. For the employees, the stock options vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. For the directors and officers, the stock options vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date.

On November 30, 2018, we granted 350,000 incentive stock options to the current Chief Financial Officer of our company. The stock options are exercisable for a period of five years at a price of $0.43 per share and vest as to 25% four months after the grant date, 25% one year after the grant date, and 50% two years after the grant date.

On May 24, 2018, we entered into a credit facility with BMO Bank of Montreal. BMO Bank of Montreal provided us with a revolving operating demand loan for US $2,000,000, which bears interest at the US bank rate plus 1.5% and is secured by assets of our company. Two directors of our company, David Richardson and Fraser Atkinson, agreed to provide joint and several personal guarantees each in the amount of CDN $2,525,000 in support of the revolving operating demand loan. In consideration for providing the personal guarantees, we issued an aggregate of 4,400,000 non-transferrable common share purchase warrants to David Richardson and Fraser Atkinson. Each warrant is exercisable into one common share of our company for a period of three years at an exercise price of CDN$0.65 per share. In consideration for additional personal guarantees provided by David Richardson and Fraser Atkinson when the revolving operating demand loan was increased from $2,000,000 to $5,000,000 in December 2018, we issued an aggregate of 4,800,000 non-transferrable common share purchase warrants on March 14, 2019 to David Richardson and Fraser Atkinson. Each warrant is exercisable into one common share of our company for a period of three years at an exercise price of CDN$0.60 per share.

On May 4, 2018, we granted an aggregate of 630,000 incentive stock options including 100,000 incentive stock options to each director of our company and 130,000 incentive stock options to employees. These stock options are exercisable for a period of five years at a price of $0.50 per share. For the employees, the stock options vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. For the directors and officers, the stock options vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date.

On December 18, 2017, we granted 260,000 incentive stock options including 100,000 incentive stock options to Brendan Riley, the President of our company and 160,000 incentive stock options to a consultant and employees. The stock options are exercisable for a period of five years at a price of $0.45 per share and vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

On October 13, 2017, we closed the second and final tranche of a private placement of convertible debentures for gross proceeds of CDN$2,220,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of our company at a price of CDN$0.40 per share at any time until the maturity date. Alongside the debentures, we issued 5,550,000 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.50 per share.

On September 26, 2017, we closed the first tranche of a private placement of convertible debentures for gross proceeds of CDN$1,476,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of the company at a price of CDN$0.40 per share at any time until the maturity date. Alongside the debentures, issued 3,690,000 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.50 per share.

On May 31, 2017, we closed a second and final tranche of a private placement of convertible debentures for gross proceeds of CDN$250,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of the company at a price of CDN$0.65 per share at any time until the maturity date. Alongside the debentures, issued 384,500 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.75 per share.

On May 26, 2017, we granted 1,337,500 incentive stock options to certain directors, officers, employees and consultants of our company. The 1,037,500 stock options granted to directors and officers are exercisable for a period of five years at a price of $0.75 per share. The 100,000 stock options granted to the consultant are exercisable for a period of three years at a price of $0.60 per share. The 200,000 stock options granted to an employee are exercisable for a period of five years at a price of $0.60 per share and vast as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

On May 19, 2017, we closed the first tranche of a private placement of convertible debentures for gross proceeds of CDN $1,650,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of the company at a price of $0.65 per share at any time until the maturity date. Alongside the debentures, issued 2,922,200 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.75 per share.

On February 2, 2017, we granted 715,000 incentive stock options to certain directors, officers, employees and consultants of our company which stock options are exercisable for a period of five years at a price of $0.75 per share. The 548,000 stock options granted to the directors and officers vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date. The 167,000 stock options granted to the employees and consultants vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

On October 27, 2016, we granted 500,000 incentive stock options to the President of our company. The stock options are exercisable for a period of five years at a price of $0.62 per share and vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

On October 17, 2016, we closed a private placement in which we sold 684,541 units at a price of CDN$0.75 per unit for gross proceeds of CDN$513,406. Each unit consisted of one common share in the capital of our company and one-half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share of our company at a price of CDN$1.10 per share in the first year after issuance and CDN$1.50 per share in the second year after issuance.

On August 22, 2016, we granted 100,000 incentive stock options to an employee of our company which stock options are exercisable for a period of five years at a price of $0.82 per share. The stock options vest as to 25% four months after the grant date, 25% six months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

Shareholder Rights Plan

On May 4, 2018 our shareholders approved a shareholder rights plan which we have not implemented yet. Management is currently evaluating whether to implement the shareholder rights plan.

Purpose of the Shareholder Rights Plan

The objectives of the shareholder rights plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of our company.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for our board of directors to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in our company.

The shareholder rights plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares of our company at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "Permitted Bid" under the shareholder rights plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a "Permitted Bid" but is negotiated with our company and has been exempted by our board of directors from the application of the shareholder rights plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

Notwithstanding that there have been recent amendments to the current Canadian securities legislation which include, inter alia, an increased minimum deposit period from 35 days to 105 days, our board of directors believes that the adoption of the shareholder rights plan remains in the best interests of our company and will ensure that all shareholders have an equal opportunity to participate in a change of control transaction.

Summary of the Shareholder Rights Plan

The following is a summary of the principal terms of our shareholder rights plan.

Issue of Rights

Subject to the implementation of our shareholder rights plan, one right will be issued by our company in respect of each common share of our company that was outstanding at the close of business on the date of the shareholder rights plan agreement. One right will also be issued for each additional common share of our company (or other voting share of our company) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the time at which the rights expire and terminate.

The issuance of rights will not be dilutive and will not affect reported earnings or cash flow per share unless the rights separate from the underlying shares in connection with which they were issued and become exercisable or are exercised.

Separation Time / Ability to Exercise Rights

The rights are not exercisable, and are not separable from the common shares in connection with which they will be issued, until the **"Separation Time"**, being the close of business on the date that is 10 business days after the public announcement of a person becoming an Acquiring Person (as defined below), the commencement of or first public announcement or disclosure of the intent of any person to make a take-over bid that does not qualify as a Permitted Bid (as defined below), the date on which a Permitted Bid ceases to qualify as a Permitted Bid, or such later time as our board of directors may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the shareholder rights plan if they, together with their associates, affiliates and joint actors, acquire beneficial ownership (within the meaning of the shareholder rights plan) of over 20% or more of the outstanding voting shares of our company other than pursuant to a Permitted Bid or another type of transaction that is excepted under the shareholder rights plan.

In general terms, a person will not be considered to be an Acquiring Person for the purposes of the shareholder rights plan if it becomes the holder of 20% or more of the voting shares by reason of: (i) a reduction of the number of voting shares outstanding; (ii) an acquisition under a Permitted Bid (as defined below); (iii) an acquisition in respect of which our board of directors has waived the application of the shareholder rights plan; (iv) an acquisition under a dividend or interest reinvestment plan or a stock dividend or similar pro rata event; (v) an acquisition from treasury that does not result in an increase in the person's proportionate shareholdings; or (vi) the exercise of convertible securities that were themselves received by the person pursuant to such a transaction; provided, however, that any subsequent increase by 1% or more in the person's shareholdings (other than pursuant to an exempt transaction) will cause the person to be an Acquiring Person for the purposes of the shareholder rights plan.

Consequences of a Flip-in Event

A **"Flip-in Event"** refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which our board of directors has not waived the application of the shareholder rights plan, each right held by:

1. an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, will become null and void; and

2. any other shareholder shall entitle the holder thereof to purchase additional common shares from our company at a substantial discount to the prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a take-over bid for our company without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a take-over bid (a **"Permitted Bid"**) that meets certain requirements, including that the bid must be:

1. made pursuant to a formal take-over bid circular under applicable securities laws;

2. made to all registered holders of voting shares (other than the offeror); and

3. subject to irrevocable and unqualified provisions that:

   (a) the bid will remain open for acceptance for at least 105 days from the date of the bid;

   (b) the bid will be subject to a minimum tender condition of more than 50% of the voting shares held by independent shareholders;

   (c) the bid will be extended for at least 10 business days if more than 50% of the voting shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact); and

   (d) any shares deposited can be withdrawn until taken up and paid for.

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after such bid is commenced) as the Permitted Bid that is outstanding, will be considered to be a "Permitted Bid" for the purposes of the shareholder rights plan.

Certificates and Transferability

Before the Separation Time, the rights will be evidenced by a legend imprinted on share certificates issued after the effective date of the shareholder rights plan agreement. Although rights will also be attached to our common shares outstanding on the effective date, share certificates issued before the effective date will not (and need not) bear the legend. Our shareholders will not be required to return their certificates to be entitled to the benefits of the shareholder rights plan.

From and after the Separation Time, rights will be evidenced by separate certificates.

Before the Separation Time, rights will trade together with, and will not be transferable separately from, our common shares in connection with which they were issued. From and after the Separation Time, rights will be transferable separately from the common shares.

Waiver

A potential offeror for our company that does not wish to make a Permitted Bid can nevertheless negotiate with our board of directors to make a formal take-over bid on terms that our board of directors considers fair to all shareholders, in which case our board of directors may waive the application of the shareholder rights plan. Any waiver of the shareholder rights plan's application in respect of a particular take-over bid will constitute a waiver of the shareholder rights plan in respect of any other formal take-over bid made while the initial bid is outstanding.

Our board of directors may also waive the application of the shareholder rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding voting shares of our company within 14 days or such other date as our board of directors may determine.

With shareholder approval, our board of directors may waive the application of the shareholder rights plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which our board of directors has waived the shareholder rights plan's application.

With requisite approval, our board of directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding rights at a nominal redemption price of $0.00001 per right.

Amendments

Amendments to the shareholder rights plan are subject to shareholder approval, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of shareholders) make amendments that are necessary to maintain the shareholder rights plan's validity as a result of changes in applicable legislation, rules or regulations. Any amendments will also be subject to any requisite approval of any stock exchange on which our common shares are then trading.

Articles

Incorporation

We are incorporated under the Business Corporations Act (British Columbia). Our British Columbia incorporation number is BC0877385.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Our articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum. Any such conflicts of interest will be subject to the procedures and remedies as provided under the Business Corporations Act (British Columbia).

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may from time to time on behalf of our company:

- borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

- issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at any discount or premium and on such other terms as they consider appropriate;

- guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

- mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of our company.

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Qualifications of Directors

Under our articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Holders of our common shares are entitled to vote one vote for each share held at all meetings of our shareholders, to receive any dividend declared by our board of directors and, to receive the remaining property of our company upon dissolution. None of our common shares are subject to any call or assessment nor pre-emptive or conversion rights. There are no provisions attached to our common shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Our preferred shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors of our company may, by resolution, if none of the shares of any particular series are issued, alter articles of our company and authorize the alteration of the notice of articles of our company, as the case may be, to do one or more of the following:

- determine the maximum number of shares of that series that our company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

- create an identifying name for the shares of that series, or alter any such identifying name; and

- attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of our preferred shares are entitled, on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of our common shares or any other shares of our company ranking junior to our preferred shares with respect to the repayment of capital on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, the amount paid up with respect to each preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose will be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of our preferred shares of the amounts so payable to them, they will not, as such, be entitled to share in any further distribution of the property or assets of our company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of our preferred shares as aforesaid will be distributed rateably among the holders of our common shares.

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the preferred shares by the directors, holders of our preferred shares are not entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company

Meetings

Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. However, if there is only one shareholder entitled to vote at a meeting of shareholders, (a) the quorum is one person who is, or who represents by proxy, that shareholder, and (b) that shareholder, present in person or by proxy, may constitute the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for our company, the auditor of our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the Business Corporations Act (British Columbia) or our articles to be present at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

Change in Control

There are no provisions in our articles or in the Business Corporations Act (British Columbia) that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries. However, please see our shareholder rights plan described under "Share Capital - Shareholder Rights Plan".

Ownership Threshold

Our articles or the Business Corporations Act (British Columbia) do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. However, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

Material Contracts

With the exception of the contracts listed below and contracts entered into in the ordinary course of business, we have not entered into any material contracts during the last two years:

On September 25, 2017 we issued in a private placement of convertible debentures in the principal amount of CDN$1,476,000 with a 4-year term and an 8% interest rate which are convertible into our common shares at a rate of CDN$0.40 per share, and 3,690,000 warrants which grant the holder the right to purchase our common shares at CDN$0.50 per share. Countryman Investments Inc., a company beneficially owned by David Richardson, a director of our company, invested $1,000,000 in the private placement, Koko Financial Services Inc., a company beneficially owned by Fraser Atkinson, the Chairman, director and Chief Executive Officer of our company, invested CDN$225,000 in the private placement, and Malcolm Clay, a director of our company, invested CDN$150,000 in the private placement.

On November 2nd, 2018 we granted 2,000,000 warrants to Fraser Atkinson and 2,400,000 warrants to David Richardson and on March 14, 2019 we granted 2,400,000 warrants to Fraser Atkinson, and 2,400,000 warrants to David Richardson in consideration for providing personal guarantees on our line of credit. See "Related Party Transactions" for additional information.

On March 31, 2019 we issued two promissory notes to Koko Financial Services Ltd., a company beneficially owned by Fraser Atkinson for CDN$1,050,000 and for US$120,000. See "Related Party Transactions" for additional information.

For information regarding Employment, Consulting and Management Agreements involving our directors and senior management, see "Compensation" for additional information.

Exchange Controls

Our company is incorporated in and subject to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation" below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our company on the right of a non-resident to hold or vote common shares of our company. However, the Investment Canada Act (Canada) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Canada Act (Canada) for a non-resident who proposes to acquire common shares of our company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act (Canada) is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act (Canada). If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act (Canada), the Investment Canada Act (Canada) generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our company for the purposes of the Investment Canada Act (Canada) through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our company would be presumed to be an acquisition of control of our company unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our company, subject to the exception for "WTO Investors" that are controlled by persons who are resident in World Trade Organization (**"WTO"**) member nations, a proposed investment would be reviewable where the value of the acquired assets is CDN$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, where the value of the acquired assets is less than CDN$5 million.

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For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of our company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CDN$50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CDN$5 million or more.

In the case of a direct acquisition by or from a WTO Investor, the threshold is significantly higher. The 2016 threshold was CDN$600 million, which threshold was increased to CDN$800 million in April 2017 for an intended period of two years. Starting January 1, 2019, and for subsequent years, the threshold level became adjusted annually based on growth in nominal gross domestic product in accordance with a formula set out in the Investment Canada Act (Canada) (i.e., the growth in the nominal gross domestic product at market prices multiplied by the threshold amount determined for the previous year). In keeping with this formula, in 2019, the review threshold was increased to CDN$1.045 billion. Other than the exception noted below, an indirect acquisition involving a WTO Investor is not reviewable under the Investment Canada Act (Canada).

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Canada Act (Canada) because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Canada Act (Canada) concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of "injurious to national security." Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Canada Act (Canada) may apply, relating to common shares of our company are exempt from the Investment Canada Act (Canada), including:

    (a) acquisition of common shares of our company by a person in the ordinary course of that person's business as a trader or dealer in securities,

    (b) acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Canada Act (Canada), and

    (c) acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of common shares, remained unchanged.

**Taxation**

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the Income Tax Act (Canada)), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the **"Tax Treaty"**), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders.

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This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act (Canada) and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the **"Proposed Amendments"**) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Dispositions

A U.S. Holder will not be subject to tax under the Income Tax Act (Canada) on a capital gain realized on a disposition or deemed disposition of a security, unless the security is "taxable Canadian property" to the U.S. Holder for purposes of the Income Tax Act (Canada) and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our common shares will not constitute "taxable Canadian property" to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Income Tax Act (Canada)), (iii) "timber resource properties" (as defined in the Income Tax Act (Canada)), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

If our common shares become listed on a "designated stock exchange" as defined in the Income Tax Act (Canada) and are so listed at the time of disposition, our common shares generally will not constitute "taxable Canadian property" of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be "taxable Canadian property".

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Income Tax Act (Canada), none of which is described in this summary.

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our securities. This summary applies only to U.S. Holders that acquire securities pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. **Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common shares.**

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the **"IRS"**) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the **"Code"**), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the **"Canada-U.S. Tax Convention"**), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the U.S.;
- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust that
  a. is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or
  b. has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of common shares pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of common shares pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our securities by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own our securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of our outstanding stock.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our securities in connection with carrying on a business in Canada; (d) persons whose securities in our company constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other "pass-through" entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Acquisition of Our Securities

A U.S. Holder generally will not recognize gain or loss upon the acquisition of our securities for cash pursuant to this prospectus. A U.S. Holder's holding period for such common shares will begin on the day after the acquisition.

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the "passive foreign investment company" (**"PFIC"**) rules discussed below (see "Tax Consequences if Our Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Our Common Shares" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our common shares will constitute a dividend. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our common shares is readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of Our Company

If our company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our common shares. The U.S. federal income tax consequences of owning and disposing of our common shares if our company is or becomes a PFIC are described below under the heading "Tax Consequences if Our Company is a PFIC."

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the "asset test"). For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value). If certain conditions are met, a start-up non-U.S. corporation is not a PFIC in the first year that it has gross income, but could be a PFIC in one or more earlier years in which it has no gross income but satisfies the asset test.

Under certain attribution and indirect ownership rules, if our company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of our company's direct or indirect equity interest in any company that is also a PFIC (a **"Subsidiary PFIC"**).

The Company does not know if it currently is a PFIC or was a PFIC in a prior year and, based on current business plans and financial projections, does not know if it will be a PFIC in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. We might be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of our company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of our company.

Tax Consequences if Our Company is a PFIC

If our company is a PFIC for any tax year during which a U.S. Holder owns our common shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If our company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common shares, our company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether our company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in such common shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election.

Under the default PFIC rules:

- any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any "excess distribution" (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder's holding period for our common shares;
- the amount allocated to the current tax year and any year prior to the first year in which our company was a PFIC will be taxed as ordinary income in the current year;
- the amount allocated to each of the other tax years (the **"Prior PFIC Years"**) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;
- an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and
- any loss realized on the disposition of our common shares generally will not be recognized.

A U.S. Holder that makes a timely and effective "mark-to-market" election under Section 1296 of the Code (a **"Mark-to-Market Election"**) or a timely and effective election to treat our company and each Subsidiary PFIC as a "qualified electing fund" (a **"QEF"**) under Section 1295 of the Code (a **"QEF Election"**) may generally mitigate or avoid the PFIC consequences described above with respect to our common shares.

If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro rata share of our company's ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from our company. If our company is a QEF with respect to a U.S. Holder, the U.S. Holder's basis in our common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for our company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from our company setting forth the ordinary income and net capital gains for the year. U.S. Holders should be aware that we might not satisfy the recordkeeping requirements that apply to a QEF or supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that our company is a PFIC for any tax year.

In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election applies. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that our company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for our company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be "regularly traded" for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If our common shares are considered to be "regularly traded" within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to such security but not with respect to a Subsidiary PFIC. Upon closing our common shares will be listed or posted for trading on a stock quotation system and therefore considered to be "regularly traded" for this purpose.

When these securities become "regularly traded," a U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to such securities generally will be required to recognize as ordinary income in each tax year in which our company is a PFIC an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder's adjusted tax basis in our securities generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder's adjusted tax basis in our securities as of the close of a tax year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder's adjusted tax basis in our securities generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of our common shares or warrants generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as ordinary loss to the extent of the net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to our common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number ("TIN") (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Reporting Requirements

A U.S. Holder that acquires common shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the common shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Dividends

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors.

There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" above.

Experts

Our current auditors are Crowe MacKay LLP, independent registered public accounting firm, with a business address at 1100 - 1177 West Hastings Street, Vancouver, British Columbia V6E 4T5, Canada. Crowe MacKay LLP is registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

Our consolidated statements of financial position as of March 31, 2019 and March 31, 2018, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for each of the three years in the period ended March 31, 2019 included in this prospectus have been audited by Crowe MacKay LLP to the extent and for the periods set forth in its report (which contains an explanatory paragraph regarding our ability to continue as a going concern) appearing elsewhere in the prospectus, and are included (with the consent of Crowe MacKay LLP) in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Legal Matters

Clark Wilson LLP, of Suite 900 - 885 West Georgia Street, Vancouver, British Columbia, Canada has provided an opinion on the validity of our common shares being offered pursuant to this prospectus.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus was employed on a contingent basis, owns an amount of shares in our company or its subsidiaries which is material to that expert or counsel, or has a material, direct or indirect economic interest in our company or that depends on the success of this offering.

Where You Can Find More Information

The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Such filings are available to the public over the internet at the Securities and Exchange Commission's website at http://www.sec.gov.

Our corporate website address is www.greenpowerbus.com. The information contained on, or that may be accessed through, our corporate website is not part of, and is not incorporated into, this prospectus.

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act of 1933 with respect to the securities offered under this prospectus. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits.

Financial Information



Crowe MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Main +1 (604) 687-4511
Fax +1 (604) 687-5805
www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. and subsidiaries (the "Company") as of March 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended March 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended March 31, 2019, 2018 and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit and has suffered recurring losses from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2011.

Vancouver, Canada
July 29, 2019

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Financial Position
As at March 31, 2019 and 2018
(Expressed in US Dollars)

	March 31, 2019	March 31, 2018
Assets		
Current		
Cash and restricted cash (Note 3)	$ 198,920	$ 1,007,329
Accounts receivable	1,394,689	246,679

GST receivable		99,176	15,224
Current portion of finance lease receivable (Note 4)		21,101	-
Inventory (Note 5)		5,157,918	3,246,088
Prepaids & deposits		59,503	68,462
		6,931,307	4,583,782
Non-current			
Promissory note receivable (Note 6)		593,547	578,143
Finance lease receivable (Note 4)		303,802	-
Right of use assets (Note 7)		699,574	-
Property and equipment (Note 8)		1,692,127	2,328,540
Non current portion of prepaids & deposits		46,692	-
Deferred financing fees (Note 12)		1,643,249	-
Other assets		1	1
	$	11,910,299 $	7,490,466
Liabilities			
Current liabilities			
Line of credit (Note 9)	$	4,419,907 $	-
Accounts payable & accrued liabilities (Note 18)		731,223	451,893
Note payable (Notes 13 and 18)		268,946	-
Deposits from customers		234,177	582,197
Deferred revenue (Note 15)		589,727	-
Current portion of warranty liability (Note 21)		84,707	-
Current portion of promissory note payable (Note 14)		56,895	55,774
Current portion of lease liabilities (Note 7)		194,829	-
Current portion of convertible debentures (Notes 13 and 18)		-	557,493
Current portion of loans payable to related parties (Note 18)		506,072	756,241
		7,086,483	2,403,598
Non-current			
Loans payable to related parties (Note 18)		992,835	-
Convertible debentures (Notes 13 and 18)		2,737,054	2,334,923
Lease liabilities (Note 7)		523,459	-
Warranty liability (Note 21)		251,864	123,065
Promissory note payable (Note 14)		404,240	461,135
		11,995,935	5,322,721
Equity (Deficit)			
Share capital (Note 10)		12,984,796	12,686,476
Equity portion of convertible debentures (Note 13)		383,094	393,850
Reserves		5,342,510	3,233,235
Accumulated other comprehensive loss		(89,368)	(65,677)
Accumulated deficit		(18,706,668)	(14,080,139)
		(85,636)	2,167,745
	$	11,910,299 $	7,490,466

Nature and Continuance of Operations - Note 1
Events After the Reporting Period - Note 23

Approved on behalf of the Board on July 29, 2019

"Fraser Atkinson"	*"Mark Achtemichuk"*
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended March 31, 2019, 2018, and 2017
(Expressed in US Dollars)

		March 31, 2019	March 31, 2018	March 31, 2017
Revenue	$	6,082,561 $	3,516,156 $	-
Cost of Sales		4,224,419	2,267,765	-
Gross Profit		**1,858,142**	**1,248,391**	**-**
Expenses				
Administrative fees (Note 18)		2,144,423	1,231,041	598,850
Depreciation (Notes 7 and 8)		516,208	525,228	177,498
Foreign exchange loss (gain)		(52,445)	(18,396)	6,550
Interest and accretion (Notes 7, 9, 13 and 14)		1,400,923	563,411	95,629
Office		157,128	95,204	67,112
Product development costs		437,208	251,826	312,278
Professional fees (Note 18)		324,577	170,153	176,563
Rent and maintenance		84,696	90,643	64,400
Sales and marketing (Note 18)		417,111	404,610	234,395
Share-based payments (Notes 11 and 18)		332,741	744,801	391,769
Transportation costs (Note 18)		263,164	229,637	257,352
Travel, accommodation, meals and entertainment (Note 18)		298,328	315,556	430,821
		6,324,062	4,603,714	2,813,217
Loss from operations for the year		(4,465,920)	(3,355,323)	(2,813,217)
Other Item				
Write down of assets		(78,231)	(28,817)	-
Loss before income tax		(4,544,151)	(3,384,140)	(2,813,217)
Income tax recovery		-	610,000	-
Loss for the year		(4,544,151)	(2,774,140)	(2,813,217)
Other comprehensive income/(loss)				
Cumulative translation reserve		(23,691)	21,314	4,788
Total comprehensive loss for the year	$	(4,567,842) $	(2,752,826) $	(2,808,429)
Loss per common share, basic and diluted	$	(0.05) $	(0.03) $	(0.03)
Weighted average number of common shares outstanding, basic and diluted		93,496,658	92,262,206	87,107,051

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Changes in Equity (Deficit)
For the Years ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

	Share Capital		Equity portion of convertible debentures	Reserves	Accumulated other comprehensive gain (loss)	Accumulated Deficit	Total
	Number of Common shares	Amount					
Balance, March 31, 2016	83,676,324 $	9,164,266 $	69,552 $	1,399,905 $	(91,779)$	(8,492,782)	2,049,162$
Shares issued for cash at CDN $0.30 per common share	1,000,000	232,440	-	-	-	-	232,440
Shares issued for cash at CDN $0.75 per share unit	684,541	391,557	-	-	-	-	391,557
Share issuance costs	-	(32,422)	-	-	-	-	(32,422)
Fair value of broker options exercised	284,520	79,951	-	(24,857)	-	-	55,094
Fair value of stock options exercised	1,338,750	423,659	-	(174,777)	-	-	248,882
Fair value of warrants exercised	4,408,318	1,870,708	-	(233,537)	-	-	1,637,171
Shares issued for conversion of debentures	50,000	13,860	(1,857)	-	-	-	12,003
Share-based payments	-	-	-	391,769	-	-	391,769
Cumulative translation reserve	-	-	-	-	4,788	-	4,788
Net loss for year	-	-	-	-	-	(2,813,217)	(2,813,217)
Balance, March 31, 2017	91,442,453	12,144,019	67,695	1,358,503	(86,991)	(11,305,999)	2,177,227
Fair value of the equity portion of the convertible debentures	-	-	454,231	-	-	-	454,231
Fair value assigned to the warrants on issuance of convertible debentures	-	-	-	1,863,238	-	-	1,863,238
Tax impact of equity instruments issued with convertible debentures	-	-	(121,000)	(489,000)	-	-	(610,000)
Transaction costs assigned to the warrants on the issuance of Convertible Debentures	-	-	-	(41,639)	-	-	(41,639)
Fair value of stock options exercised	1,495,000	499,136	-	(202,668)	-	-	296,468
Shares issued for conversion of debentures	250,000	43,321	(7,076)	-	-	-	36,245
Share-based payments	-	-	-	744,801	-	-	744,801
Cumulative translation reserve	-	-	-	-	21,314	-	21,314
Net loss for the year	-	-	-	-	-	(2,774,140)	(2,774,140)
Balance, March 31, 2018	93,187,453	12,686,476	393,850	3,233,235	(65,677)	(14,080,139)	2,167,745
Impact of adopting IFRS 15 on April 1, 2018 (Note 2(q))	-	-	-	-	-	(82,378)	(82,378)
Fair value of stock options exercised	670,000	220,502	-	(92,848)	-	-	127,654
Shares issued for conversion of debentures	350,000	77,818	(10,756)	-	-	-	67,062
Share-based payments	-	-	-	332,741	-	-	332,741
Fair value of loan guarantee warrants	-	-	-	1,869,382	-	-	1,869,382
Cumulative translation reserve	-	-	-	-	(23,691)	-	(23,691)
Net loss for the year	-	-	-	-	-	(4,544,151)	(4,544,151)

Balance, March 31, 2019   94,207,453 $ 12,984,796 $ 383,094 $ 5,342,510 $ (89,368)$ (18,706,668)$ (85,636)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

	March 31, 2019	March 31, 2018	March 31, 2017
Cash flows from (used in) operating activities			
Loss for the year	$ (4,544,151) $	(2,774,140) $	(2,813,217)
Items not affecting cash			
Depreciation	516,208	525,228	177,498
Share-based payments	332,741	744,801	391,769
Accretion and accrued interest	469,725	270,256	44,766
Amortization of deferred financing fees	247,975	-	-
Write down of assets	78,231	28,817	-
Foreign exchange loss (gain)	(52,445)	(18,396)	6,550
Income tax recovery	-	(610,000)	-
Cash flow used in operating activities before changes in non-cash items	(2,951,716)	(1,833,434)	(2,192,634)
Changes in non-cash items:			
Accounts receivable	(1,230,388)	(246,679)	-
GST receivable	(83,952)	5,266	(5,319)
Inventory	(1,982,729)	(2,236,935)	(998,706)
Prepaids & deposits	(37,733)	11,015	(55,302)
Promissory note receivable	(15,404)	(572,876)	-
Finance lease receivable	(324,903)	-	-
Financing fees incurred	(21,842)	-	-
Deposits from customers	(348,020)	358,020	-
Accounts payable & accrued liabilities	279,330	505,238	92,014
Deferred revenue	589,727	-	-
Warranty liability	213,506	123,065	-
	(5,914,124)	(3,887,320)	(3,159,947)
Cash flows from (used in) investing activities			
Security deposits for right of use assets	(20,000)	-	-
Government grant proceeds	319,635	-	-
Purchase of property and equipment	(120,050)	(365,664)	(86,216)
	179,585	(365,664)	(86,216)
Cash flows from (used in) financing activities			
Repayment of loans payable to related parties	(222,334)	(38,084)	(253,028)
Loans from related parties	1,000,427	538,215	-
Proceeds from line of credit	4,419,907	-	-
Principal payments on promissory note	(55,774)	(54,629)	(22,462)
Principal payments on lease liabilities	(49,038)	-	-

Proceeds from private placements	-	-	623,997
Share issuance costs	-	-	(32,422)
Proceeds from issuance of convertible debentures	-	4,522,292	-
Repayment of convertible debentures, net of conversion and note payable	(259,754)	-	-
Convertible debenture costs	-	(99,014)	-
Proceeds from exercise of stock options	127,654	296,468	248,882
Proceeds from exercise of broker options	-	-	55,094
Proceeds from exercise of warrants	-	-	1,637,171
	4,961,088	5,165,248	2,257,232
Foreign exchange on cash	(34,958)	38,070	(683)
Net (decrease) increase in cash	(808,409)	950,334	(989,614)
Cash, beginning of year	1,007,329	56,995	1,046,609
Net cash, end of year	$ 198,920	$ 1,007,329	$ 56,995

Supplemental Cash Flow Disclosure Note 22.

(The accompanying notes are an integral part of these consolidated financial statements)

F-6

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

1. **Nature and Continuance of Operations**

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

The consolidated financial statements were authorized by the Board of Directors on July 29, 2019.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. At March 31, 2019, the Company had working capital deficit of $155,176 and an accumulated deficit of $18,706,668. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has now delivered and received payment for all-electric buses to customers, has a backlog of orders for delivery, and has a $5 million line of credit to meet funding requirements. In addition, subsequent to the year-end, the Company completed a brokered private placement of units for gross proceeds of approximately $5.35 million CAD or $4.0 million USD

(Note 23). The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

These annual consolidated financial statements for the years ended March 31, 2019, March 31, 2018, and March 31, 2017 were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as fair value through profit or loss ("FVTPL") or as fair value through other comprehensive income ("FVOCI"), in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2. Significant Accounting Policies (continued)

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership 31-Mar-19	Ownership 31-Mar-18	Principal Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding Company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus manufacturing and distribution
San Joaquin Equipment Valley Leasing, Inc. (formerly Utah Manganese, Inc.)	United States	100%	100%	Vehicle Leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(c) Financial instruments

Measurement

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

For financial assets that are measured at amortized cost, the Company will, at a minimum, recognize 12 month expected losses in profit or loss, calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

The adoption of the expected credit loss impairment model did not have a significant impact on the Company's financial statements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   **Significant Accounting Policies (continued)**

(c) Financial instruments (continued)

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") and whether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

i. Amortized Cost

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected credit loss in financial assets on a forward-looking basis. The Company will, at a minimum, recognize 12 month expected losses in profit or loss, and if a significant increase in credit risk occurs after initial recognition, lifetime expected losses will be recognized.

The Company has issued convertible debentures that can be converted into shares of the Company at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to the initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. When the conversion option is exercised, the consideration received is recorded as share capital and the equity component of the compound financial instrument is transferred to share capital.

When the Company extinguishes convertible debentures before maturity through early redemption or repurchase where the conversion option is unchanged, the Company allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the instrument at the date of settlement. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with the method used in the original allocation to the separate components of the proceeds received by the entity when the convertible instrument was issued. The amount of gain or loss relating to the early redemption or repurchase of the liability component is recognized in profit or loss. The amount of consideration relating to the equity component is recognized in equity.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2. **Significant Accounting Policies (continued)**

(c) Financial instruments (continued)

ii. FVTPL

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company did not have any liabilities classified as FVTPL as at March 31, 2019, March 31, 2018, and March 31, 2017.

Derivative financial assets and liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss. Derivative financial assets and liabilities include warrants purchased or issued by the Company denominated in a currency other than the Company's functional currency. As at March 31, 2019, March 31, 2018 and March 31, 2017, the Company did not have any derivative financial assets or liabilities.

iii. FVOCI

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2019, March 31, 2018, and March 31, 2017.

For debt instruments measured at FVOCI, interest income (calculated using the effective interest rate method), foreign currency gains or losses and impairment gains or losses are recognized directly in profit or loss. The difference between cumulative fair value gains or losses and the cumulative amounts recognized in profit or loss is recognized in OCI until derecognition, when the amounts in OCI are reclassified to profit or loss. For equity instruments designated as FVOCI only dividend income is recognized in profit or loss with all other gains and losses recognized in OCI and there is no reclassification on derecognition.

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2019, and March 31, 2018 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer. Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed. The Company also has not historically, but may in the future, earn product repair and maintenance revenues, which may relate to warranty contracts, which would be recognized over the periods and according to the terms of the warranty or other contract.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   Significant Accounting Policies (continued)

(e) Revenue recognition (continued)

The Company enters into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

The Company would recognize an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable and has determined that such costs meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The Company does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	Canadian Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar

San Joaquin Valley Equipment Leasing, Inc. changed its functional currency from the Canadian dollar to the US dollar during the year ended March 31, 2019. The change in functional currency of this entity did not have a material impact on the financial results of the Company for the year ended March 31, 2019.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising on translation of foreign operations are recognized in accumulated other comprehensive income / loss. On disposal of a foreign operation (that is, a disposal of the Company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified from accumulated other comprehensive income/loss to net income/loss for the period.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

GREENPOWER MOTOR COMPANY INC.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   Significant Accounting Policies (continued)

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobile	10 years, straight line method
Leased asset	12 years, straight line method
Diesel and Electric buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the years ended March 31, 2019 and March 31, 2018 the Company recorded $nil in share issuance costs on its Consolidated Statements of Changes in Equity in regards to the issuance of shares (Note 10).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   Significant Accounting Policies (continued)

(l) Income taxes (continued)

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Effective January 1, 2019, management changed its estimated useful life for diesel and electric buses (including some categorized under Leased Assets in note 8) from 7 years to 12 years. For the year ended March 31, 2019 this change reduced the Company's depreciation expense by $19,537. The carrying value of diesel and electric buses was $622,833 as at March 31, 2019 using an estimated useful life of 12 years, and the carrying value of diesel and electric buses would have been $603,296 with an estimated life of 7 years.

Critical accounting judgments

i.   the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;
ii.   the determination of the functional currency of each entity within the consolidated Company;
iii. the Company's ability to continue as a going concern.
iv.   The classification of leases as either financial leases or operating leases; and
v.   The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   Significant Accounting Policies (continued)

(n) Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is determined by using the Black-Scholes option pricing model. At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period. No expense is recognized for awards that do not ultimately vest. If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   **Significant Accounting Policies (continued)**

(q) Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2019:

IFRS 15

IFRS 15 Revenue from Contracts with Customers provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. This standard is effective for reporting periods beginning on or after January 1, 2018.

The company chose to adopt IFRS 15 beginning in the financial year ended March 31, 2019 using the modified retrospective approach. Under this approach the Company, did not restate comparative historical periods, but rather recognized a cumulative adjustment to accumulated deficit of $82,378, which represents the cumulative change to equity that would have resulted if the Company had adopted IFRS 15 in prior periods and re-stated its consolidated financial statements. The adoption of IFRS 15 resulted in reduction to Revenue of $247,133 for the year ended March 31, 2019.

IFRS 9

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only three classification categories: amortized cost, fair value to profit and loss, and fair value to other comprehensive income. This standard has an effective date of January 1, 2018.

The Company completed a detailed assessment of its financial assets and liabilities as at April 1, 2018 and concluded that there is no change to the original measurement categories under IAS 39 compared to the new measurement categories under IFRS 9.

Financial Instrument	Previous Classification (Measurement)	New Classification and Measurement	Impact

Cash and restricted cash	Loans and Receivables (Amortized cost)	Amortized cost	Nil
Accounts receivable	Loans and Receivables (Amortized cost)	Amortized cost	Nil
Promissory note receivable	Held to maturity investment (Amortized cost)	Amortized cost	Nil
Accounts payable and accrued liabilities	Other financial liabilities (Amortized cost)	Amortized cost	Nil
Promissory note payable	Other financial liabilities (Amortized cost)	Amortized cost	Nil
Liability component of convertible debentures	Other financial liabilities (Amortized cost)	Amortized cost	Nil
Loans payable to related parties	Other financial liabilities (Amortized cost)	Amortized cost	Nil

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   **Significant Accounting Policies (continued)**

(q) Adoption of accounting standards (continued)

IFRS 16

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of the initial application, if any, is recognized in deficit at January 1, 2019. Comparative amounts up to December 31, 2018 remain as previously reported under IAS 17 and related interpretations.

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   **Significant Accounting Policies (continued)**

(q) Adoption of accounting standards (continued)

IFRS 16 (continued)

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 7. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at January 1, 2019. The following table summarizes the Right of Use Assets of the Company for the year ended March 31, 2019:

Right of Use Assets, March 31, 2018	$	-
Additions to Right of Use Assets during the year		787,326
Depreciation during the year		(87,752)
Right of Use Assets, March 31, 2019	$	699,574

During the year ended March 31, 2019, the Company entered into two transactions as lessor, one which was accounted for as an operating lease, and the other as a finance lease (Note 4). The adoption of IFRS 16 did not have a material impact on the financial results for the year ended March 31, 2019 for either of these transactions.

The adoption of the above accounting policies impacted the consolidated financial statements for the year ended March 31, 2019 as described in the respective notes.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

2.   **Significant Accounting Policies (continued)**

(r) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2019 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3.   **Restricted Cash**

The Company has a restricted cash balance of $151,886 on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

4.   **Finance Lease Receivable**

On December 14, 2018 the Company sold an EV250 that was previously held in inventory and, through its wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc., provided the customer with 7-year lease financing to finance a portion of the purchase price of the vehicle. The present value of future lease payments discounted at a market rate of interest was used to determine revenue at lease inception and the net investment in the finance lease. For the year ended March 31, 2019 selling profit on the lease was $102,155 (2018 – nil, 2017 – nil). For the year ended March 31, 2019 the opening balance of the lease was nil, net investment in the lease recognized was $329,090, lease payments received were $4,274, interest income recognized was $87, and the closing balance was $324,903.

Payments to be received on Finance Lease Receivable (undiscounted):

Year 1	$	51,281
Year 2		51,281
Year 3		51,281
Year 4		51,281
Year 5		51,281
Remainder, including unguaranteed residual		227,277
less: amount representing interest income		(158,781)
Finance Lease Receivable	$	324,903
Current Portion of Finance Lease Receivable	$	21,101
Long Term Portion of Finance Lease Receivable	$	303,802

F-22

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

5.   **Inventory**

The following is a listing of inventory as at March 31, 2019 and 2018:

		March 31, 2019		March 31, 2018
Work in Process	$	5,107,918	$	2,711,947
Production Supplies		-		70,900
Finished Goods		50,000		463,241
Total	$	5,157,918	$	3,246,088

6.   **Promissory Note Receivable**

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of

CDN$1,492,611 to the Company. The Purchaser was granted a first priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position. The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4% .

7.   Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use assets and Lease Liabilities in its statement of financial position related to two properties in California for which the Company has entered into lease agreements that both expire in more than one year. These two leases are therefore in a single class of Right of Use Assets, whose carrying value at March 31, 2019 is $699,574. Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2019 the Company incurred interest expense of $25,199 on the Lease Liabilities, recognized depreciation expense of $87,752 on the Right of Use Assets and made total rental payments of $74,237. Additions to Right of Use Assets during the year was $787,326, of which $20,000 is security deposits.

For one of the leases there is an option to extend the lease for a further 36 months. As at March 31, 2019, GreenPower has not committed to additional leases that begin after the year-end.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

7.   Right of Use Assets and Lease Liabilities (continued)

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted):

Year 1	$	242,183
Year 2		248,342
Year 3		221,005
Year 4		101,620
less: amount representing interest expense		(94,862)
Lease liabilities	$	718,288
Current Portion of Lease Liabilities	$	194,829
Long Term Portion of Lease Liabilities	$	523,459

Payments on two leases that are classified as short term leases totaled $83,962 for the year, and were recognized in rent and maintenance expense. These leases will terminate during the year ended March 31, 2020, and the remaining minimum lease payments for the next fiscal year is $42,356.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

8. Property and Equipment

The following is a summary of activities for the years ended March 31, 2019 and March 31, 2018:

Cost	Computers	Furniture	Automobiles	Diesel Bus	Demonstration Buses Electric Buses	WIP	Leased Asset	EV Equipment	Land	Leasehold Improvements	Total
Balance, March 31, 2017	$ 7,428 $	22,914 $	25,283 $	43,965 $	1,180,821 $	217,325 $	669,373 $	616,491 $	679,254 $	- $	3,462,854
Additions	-	-	26,000	-	213,213	-	10,034	12,140	61,191	-	322,578
Transfers from/(to) inventory	-	-	-	-	217,325	(217,325)	(679,407)	-	-	-	(679,407)
Foreign exchange translation	(707)	904	-	2,017	-	-	-	-	-	-	2,214
Balance, March 31, 2018	6,721	23,818	51,283	45,982	1,611,359	-	-	628,631	740,445	-	3,108,239
Additions	6,701	12,643	-	-	-	-	-	13,032	53,986	33,688	120,050
Transfers from/(to) inventory	-	-	-	70,899	(1,290,636)	-	1,290,636	-	-	-	70,899
Government grant reduction	-	-	-	-	-	-	(319,635)	-	-	-	(319,635)
Write off of asset	-	-	-	(115,243)	-	-	-	-	-	-	(115,243)
Foreign exchange translation	694	(947)	-	(1,638)	-	-	-	-	-	-	(1,891)
Balance, March 31, 2019	$ 14,116 $	35,514 $	51,283 $	- $	320,723 $	- $	971,001 $	641,663 $	794,431 $	33,688 $	2,862,419
Depreciation and impairment losses											
Balance, March 31, 2017	$ 4,006 $	3,274 $	3,875 $	24,283 $	252,012 $	- $	- $	51,373 $	- $	- $	338,823
Depreciation	1,967	3,403	4,478	6,569	217,087	-	84,926	206,798	-	-	525,228
Transfers to inventory	-	-	-	-	-	-	(84,926)	-	-	-	(84,926)
Foreign exchange translation	(513)	129	-	958	-	-	-	-	-	-	574
Balance, March 31, 2018	5,460	6,806	8,353	31,810	469,099	-	-	258,171	-	-	779,699

Transfers to inventory	-	-	-	-	(571,235)	-	571,235	-	-	-	-
Depreciation	2,052	4,884	5,128	6,335	172,439	-	27,353	207,232	-	3,033	428,456
Write off of asset	-	-	-	(37,012)	-	-	-	-	-	-	(37,012)
Foreign exchange translation	569	(287)	-	(1,133)	-	-	-	-	-	-	(851)
Balance, March 31, 2019	$ 8,081	$ 11,403	$ 13,481	$ -	$ 70,303	$ -	$ 598,588	$ 465,403	$ -	$ 3,033	$ 1,170,292
Carrying amounts											
As at March 31, 2018	$ 1,261	$ 17,012	$ 42,930	$ 14,172	$ 1,142,260	$ -	$ -	$ 370,460	$ 740,445	$ -	$ 2,328,540
As at March 31, 2019	$ 6,035	$ 24,111	$ 37,802	$ -	$ 250,420	$ -	$ 372,413	$ 176,260	$ 794,431	$ 30,655	$ 1,692,127

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

8. **Property and Equipment (continued)**

During the year ended March 31, 2019, the Company wrote down the value of two diesel buses from $78,231 to $nil, leased one EV 350 to a customer for a period of 3 years which was determined to be an operating lease and leased one EV 250 to a customer for a period of 7 years which was determined to be a finance lease (Note 4). The EV 250 was previously held in inventory. The carrying value of electric buses was reduced by $319,635 to reflect the Company's receipt of government grants for two leased EV 350s. During the year ended March 31, 2018, the Company sold its leased asset to a third party. The proceeds from the disposals have been included in Revenue and the net realizable value of the asset is included in Cost of Sales on the Consolidated Statements of Operations.

9. **Line of Credit**

As at March 31, 2019 the Company's Line of Credit had a maximum limit of $5,000,000 (2018 – nil). The line of Credit had a limit of $2,000,000 at September 30, 2018, which was increased to a limit of US $5,000,000 during the quarter ended December 31, 2018. The Line of Credit bears interest at the bank's US Base Rate (March 31, 2019 – 6.0%) plus 1.5% .

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries. The Line of Credit is also guaranteed by two of the directors of the Company, and in consideration for these guarantees, when the Line of Credit had a maximum limit of $2,000,000 the Company agreed to issue 4,400,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.65 per share expiring on June 29, 2021. In consideration for guarantees offered by the two Directors when the Line of Credit limit was increased to $5,000,000, the Company agreed to issue an additional 4,800,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.60 per share expiring three years after the issue date.

The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit. In addition, the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, which will be tested quarterly starting on June 30, 2019.

10.   Share Capital

Authorized
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued

During the year ended March 31, 2019, the Company issued a total of 1,020,000 shares pursuant to the exercise of 670,000 stock options and 350,000 converted debentures. During the year ended March 31, 2018, the Company issued a total of 1,745,000 shares pursuant to the exercise of 1,495,000 stock options and 250,000 converted debentures. During the year ended March 31, 2017, the Company issued a total of 6,081,588 shares pursuant to the exercise of 284,520 broker options, 1,338,750 stock options, 4,408,318 warrants and 50,000 converted debentures. Further:

On May 25, 2016, the Company completed a non-brokered private placement of 1,000,000 common shares at a subscription price of CDN$0.30 per share for gross proceeds of CDN$300,000 (USD$232,440) and incurred $22,004 in share issuance costs including $11,613 in finder's fees.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

10.   Share Capital (continued)

On October 17, 2016, the Company completed a non-brokered private placement for a total of 684,541 units at a price of CDN$0.75 per unit for gross proceeds of CDN$513,406 (USD$391,557). Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share with an exercise price of CDN$1.10 per share until and on October 16, 2017 and CDN$1.50 per share until and on October 16, 2018. The Company issued 342,270 common share purchase warrants (Note 12) and incurred $10,418 in share issuance costs including $5,412 in finder's fees.

As at March 31, 2019 and March 31, 2018, the Company had no shares held in escrow (March 31, 2017 – 15,154,197).

11.   Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On March 9, 2016, the shareholders approved the current plan which allows for the

issuance of up to 10,440,790 shares (the "2016 Plan"). The exercise price of options granted under the 2016 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 10,440,790 to 13,656,367. On May 4, 2018, the number available for issuance was further increased to 14,909,992.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017(Expressed in US Dollars)

11. Stock Options (continued)

The Company had the following incentive stock options granted under its Plan and 2016 Plan that are issued and outstanding at March 31, 2019:

Expiry Date	Exercise Price (CDN$)	Balance March 31, 2018	Granted	Exercised	Forfeited	Balance March 31, 2019
July 3, 2018	$ 0.40	50,000	-	-	(50,000)	-
July 3, 2018	$ 0.25	750,000	-	(50,000)	(700,000)	-
September 1, 2018	$ 0.25	20,000	-	(20,000)	-	-
December 23, 2019	$ 0.25	275,000	-	-	-	275,000
December 23, 2019	$ 0.25	2,984,717	-	(600,000)	-	2,384,717
December 23, 2019	$ 0.25	300,000	-	-	(25,000)	275,000
July 10, 2020	$ 0.55	50,000	-	-	-	50,000
March 25, 2020	$ 0.25	200,000	-	-	-	200,000
May 26, 2020	$ 0.60	150,000	-	-	-	150,000
February 4, 2021	$ 0.35	500,000	-	-	-	500,000
May 6, 2021	$ 0.35	530,000	-	-	-	530,000
October 27, 2021	$ 0.62	500,000	-	-	-	500,000
February 2, 2022	$ 0.75	715,000	-	-	(50,000)	665,000
May 26, 2022	$ 0.60	200,000	-	-	-	200,000
May 26, 2022	$ 0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$ 0.45	235,000	-	-	-	235,000
May 4, 2023	$ 0.50	-	630,000	-	-	630,000
November ~~2~~30, 2023	$ 0.43	-	350,000	-	-	350,000
February 12, 2024	$ 0.50		650,000			650,000
Total outstanding		8,497,217	1,630,000	(670,000)	(825,000)	8,632,217
Total exercisable		7,003,717				6,883,717

Weighted Average Exercise Price (CDN$)	$ 0.41	$ 0.48	$ 0.25	$ 0.29	0.45
Weighted Average Remaining Life					2.3 years

As at March 31, 2019, there were 2,624,025 options available for issuance under the 2016 Plan.

During the twelve-month period ended March 31, 2019, the Company incurred share-based compensation expense with a measured fair value of $332,741. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On May 4, 2018, the Company granted:

- 500,000 options to directors with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.

- 130,000 options to employees with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

11.   Stock Options (continued)

On November 30, 2018 the Company granted 350,000 options to the Chief Financial Officer with an exercise price of CDN$0.43 per share which vest 25% after 4 months, 25% after year 1 and 50% after year 2, and with a term of 5 years.

On February 12, 2019 the Company granted:

The Company had the following incentive stock options granted under its Plan and 2016 Plan that were issued and outstanding at March 31, 2018:

- 600,000 options to directors and an officer of the Company with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after 6 months, 9 months, and 12 months and with a term of five years.

- 50,000 options to employees with an exercise price of CDN$0.50 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

				Incentive Stock Options			
Expiry Date	Exercise Price (CDN$)	Balance March 31, 2017	Granted	Exercised	Forfeited	Balance March 31, 2018
April 25, 2017	$ 0.82	25,000	-	-	(25,000)	-

Date		Price					
July 3, 2017	$	0.25	45,000	-	(45,000)	-	-
February 22, 2018	$	0.25	250,000	-	(250,000)	-	-
July 3, 2018	$	0.40	150,000	-	(100,000)	-	50,000
July 3, 2018	$	0.25	750,000	-	-	-	750,000
September 1, 2018	$	0.25	20,000	-	-	-	20,000
December 23, 2019	$	0.25	375,000	-	(100,000)	-	275,000
December 23, 2019	$	0.25	3,884,717	-	(900,000)	-	2,984,717
December 23, 2019	$	0.25	300,000	-	-	-	300,000
July 10, 2020	$	0.55	-	50,000	-	-	50,000
March 25, 2020	$	0.25	200,000	-	-	-	200,000
May 26, 2020	$	0.60	-	150,000	-	-	150,000
September 1, 2020	$	0.25	100,000	-	(100,000)	-	-
February 4, 2021	$	0.35	500,000	-	-	-	500,000
May 6, 2021	$	0.35	530,000	-	-	-	530,000
October 27, 2021	$	0.62	500,000	-	-	-	500,000
February 2, 2022	$	0.75	715,000	-	-	-	715,000
May 26, 2022	$	0.60	-	200,000	-	-	200,000
May 26, 2022	$	0.75	-	1,037,500	-	-	1,037,500
December 18, 2022	$	0.45	-	260,000	-	(25,000)	235,000
Total outstanding			8,344,717	1,697,500	(1,495,000)	(50,000)	8,497,217
Total exercisable			6,272,217				7,003,717
Weighted Average Exercise Price (CDN$)	$		0.33 $	0.67 $	0.26 $	0.65 $	0.41
Weighted Average Remaining Life							2.5 years

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

11.   **Stock Options (continued)**

During the year ended March 31, 2018, the Company incurred share-based compensation expense to employees, advisors, and directors with a measured fair value of $744,801 (March 31, 2017 - $391,769). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On May 26, 2017, the Company granted:

- 1,037,500 options to Directors with an exercise price of CDN$0.75 per share with a term of 5 years. The options fully vest on the grant date.

- 100,000 options to an advisor with an exercise price of CDN$0.60 per share with a term of 3 years. The options fully vest on the grant date.

- 200,000 options to an employee with an exercise price of CDN$0.60 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

- 50,000 options to a consultant (IR provider) with an exercise price of CDN$0.60 per share which vest 25% at the end of every 3 months for a period of twelve months and with a term of 3 years.

On July 10, 2017, the Company granted 50,000 stock options to a consultant (IR provider). The options have an exercise price of CDN$0.55 per share which vest 25% at the end of every 3 months for a period of twelve months and with a term of 3 years.

On December 18, 2017, the Company granted 260,000 stock options to employees and a consultant. The options have an exercise price of CDN$0.45 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

F-30

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

11.   Stock Options (continued)

The Company had the following incentive stock options granted under its Plan and 2016 Plan that are issued and outstanding at March 31, 2017:

			Incentive Stock Options			
Expiry Date	Exercise Price (CDN$)	Balance March 31, 2016	Granted	Exercised	Forfeited	Balance March 31, 2017
December 23, 2016	$ 0.25	215,000	-	(215,000)	-	-
February 22, 2017	$ 0.25	45,000	-	(45,000)	-	-
April 25, 2017	$ 0.82	-	100,000	-	(75,000)	25,000
July 3, 2017	$ 0.25	45,000	-	-	-	45,000
February 22, 2018	$ 0.25	250,000	-	-	-	250,000
July 3, 2018	$ 0.40	200,000	-	-	(50,000)	150,000
July 3, 2018	$ 0.25	750,000	-	-	-	750,000
September 1, 2018	$ 0.25	20,000	-	-	-	20,000
October 20, 2018	$ 0.25	90,000	-	(67,500)	(22,500)	-
January 20, 2019	$ 0.25	85,000	-	(42,500)	(42,500)	-
April 20, 2019	$ 0.19	-	175,000	(43,750)	(131,250)	-

December 23, 2019	$	0.25	450,000	-	(25,000)	(50,000)	375,000
December 23, 2019	$	0.25	4,684,717	-	(800,000)	-	3,884,717
December 23, 2019	$	0.25	500,000	-	(100,000)	(100,000)	300,000
March 25, 2020	$	0.25	200,000	-	-	-	200,000
September 1, 2020	$	0.25	100,000	-	-	-	100,000
January 8, 2021	$	0.30	50,000	-	-	(50,000)	-
February 4, 2021	$	0.35	500,000	-	-	-	500,000
May 6, 2021	$	0.35	-	530,000	-	-	530,000
October 27, 2021	$	0.62	-	500,000	-	-	500,000
February 2, 2022	$	0.75	-	715,000	-	-	715,000
Total outstanding			8,184,717	2,020,000	(1,338,750)	(521,250)	8,344,717
Total exercisable			6,507,217				6,272,217
Weighted Average Exercise Price (CDN$)	$		0.26 $	0.57 $	.25 $	0.33 $	0.33
Weighted Average Remaining Life							2.95 years

On April 20, 2016, the Company granted 175,000 options to a consultant (IR provider) with an exercise price of CDN$0.19 per share which vest 25% at the end of every 3 months for a period of twelve months and with a term of 3 years.

On May 6, 2016, the Company granted 530,000 options to Directors and an employee with an exercise price of CDN$0.35 per share with a term of 5 years. The options vest 25% at the end of 4 months, 6 months, 9 months and 1 year.

On August 22, 2016, the Company granted 100,000 options to an employee with an exercise price of CDN$0.82 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

11.   **Stock Options (continued)**

On October 27, 2016, the Company granted 500,000 options to an employee with an exercise price of CDN$0.62 per share which vest 25% after 4 months and then 25% after years 1, 2 & 3, and with a term of five years.

On February 2, 2017, the Company granted an aggregate of 715,000 incentive stock options to certain directors, officers, employees and consultants of the Company. The stock options are exercisable for a period of five years at a price of CDN $0.75 per share. The 548,000 stock options granted to the directors and officers vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date and 25% one year after the grant date and the 167,000 stock options granted to employees and consultants vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

The weighted average share price on the exercise dates was CDN $0.49, (2018-CDN $0.50, 2017 – CDN $0.70) .

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2019	March 31, 2018	March 31, 2017
Share price on grant date	CDN$0.47	CDN$0.56	CDN$0.57
Exercise price	CDN$0.48	CDN$0.67	CDN$0.57
Risk-free interest rate	1.31%	1.07%	1.02%
Expected life of options	5 years	5 years	5 years
Annualized volatility[1]	100%	100%	100%
Dividend rate	n/a	n/a	n/a

(1) Expected volatility was determined by reference to historical volatility of similar entities following a comparable period of lives.

During the years ended March 31, 2019 and March 31, 2018 there were no issuances of Broker Agent Stock Options. The following table summarizes the Company's broker agent stock options for the year ended March 31, 2017:

		Broker Agent Stock Options					
Expiry Date	Exercise Price (CDN$)	Balance March 31, 2016	Granted	Exercised	Forfeited	Balance March 31, 2017
December 23, 2016	$ 0.25	279,620	-	(279,620)	-	-
January 7, 2017	$ 0.25	4,900	-	(4,900)	-	-
Total outstanding		284,520	-	(284,520)	-	-
Total exercisable		284,520				-
Weighted Average Exercise Price (CDN$)		$ 0.25	$ -	$ 0.25	$ -	$ -
Weighted Average Remaining Life						-

F-32

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

12.   **Warrants**

As at March 31, 2019, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance

Expiry Date	Price ($CDN)	March 31, 2018	Issued	Exercised	Expired	March 31, 2019
October 1, 2018	$ 0.25	400,000	-	-	(400,000)	-
October 17, 2020*	$ 1.10	342,270	-	-	(30,773)	311,497
December 10, 2018	$ 1.00	250	-	-	(250)	-
December 16, 2018	$ 1.00	153,928	-	-	(153,928)	-
May 17, 2020	$ 0.75	2,922,200	-	-	-	2,922,200
May 31, 2020	$ 0.75	384,500	-	-	-	384,500
June 29, 2021	$ 0.65	-	4,400,000	-	-	4,400,000
September 25, 2021	$ 0.50	3,690,000	-	-	-	3,690,000
October 13, 2021	$ 0.50	5,550,000	-	-	-	5,550,000
March 14, 2022	$ 0.60	-	4,800,000			4,800,000
Total outstanding		13,443,148	9,200,000	-	(584,951)	22,058,197
Weighted Average Exercise Price ($CDN)		$ 0.60	$ 0.62	$ -	$ 0.70	$ 0.60
Weighted Average Life						2.3 years

*The TSX Venture exchange consented to an amendment of the October 16, 2016 warrant issuance. The expiry date was extended to October 17, 2020 and exercise price was reduced to $1.10 per share.

In November 2018, 4,400,000 warrants were issued to two directors of the Company in consideration for guarantees offered by each of the two directors providing guarantees in support of the Company's Line of Credit (Note 9). The warrants are exercisable into one common share of the Company at a price of $0.65 per share and expire on June 29, 2021 and had a calculated fair value of $948,640 (CAD $1,232,016). In March 2019 the Company agreed to issue 4,800,000 warrants to two Directors of the Company in consideration for additional guarantees offered by the two directors in support of an increase in the Company's Line of Credit (Note 9). The warrants are exercisable at an exercise price of CDN $0.60 per share and expire on March 14, 2022 and had a calculated fair value of $920,742 (CAD $1,229,378). The fair value of the warrants issued to the two directors is recognized under deferred financing fees in the Company's Statement of Financial Position and will be recognized in earnings over the 3-year term of the warrants, to approximate the estimated life of the benefits from the financing fees.

The following table summarizes deferred financing fees for the year ended March 31, 2019:

Deferred Financing Fees, March 31, 2018	$	-
plus: Fair Value of Warrants		1,869,382
plus: Other Financing Fees Incurred During the Year		21,842
less: Amortization of Deferred Financing Fees		(247,975)
Deferred Financing Fees, March 31, 2019	$	1,643,249

During the year ended March 31, 2019, 584,951 warrants expired unexercised or were otherwise forfeited.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

12.   **Warrants (continued)**

As at March 31, 2018, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Expiry Date	Exercise Price (CDN$)	Balance March 31, 2017	Granted	Exercised	Expired	Balance March 31, 2018
October 1, 2018	$ 0.25	400,000	-	-	-	400,000
October 17, 2018	$ 1.10 - $1.50	342,270	-	-	-	342,270
December 10, 2018	$ 0.75 - $1.00	250	-	-	-	250
December 16, 2018	$ 0.75 - $1.00	153,928	-	-	-	153,928
May 17, 2020	$ 0.75	-	2,922,200	-	-	2,922,200
May 31, 2020	$ 0.75	-	384,500	-	-	384,500
September 25, 2021	$ 0.50	-	3,690,000	-	-	3,690,000
October 12, 2021	$ 0.50	-	5,550,000	-	-	5,550,000
Total outstanding		896,448	12,546,700	-	-	13,443,148
Weighted Average Exercise Price (CDN$)		$ 0.66	$ 0.57	$ -	$ -	0.60
Weighted Average Life						3.0 years

In May 2017, there were 3,306,700 warrants issued with a fair value of $516,046 as a result of the issuance of Convertible Debentures (Note 13). The transaction costs assigned to the issuance of the warrants with regards to the Convertible Debentures was $7,390.

In September 2017, 3,690,000 warrants were issued with a fair value of $538,002 as a result of the issuance of Convertible Debentures (Note 13). The transaction costs assigned to the issuance of the warrants with regards to the Convertible Debentures was $4,153.

In October 2017, 5,550,000 warrants were issued with a fair value of $809,190 as a result of the issuance of Convertible Debentures (Note 13). The transaction costs assigned to the issuance of the warrants with regards to the Convertible Debentures was $30,096.

The following weighted-average assumptions were used for the Black-Scholes valuation of warrants granted in the years ended March 31, 2019 and March 31, 2018:

	March 31, 2019	March 31, 2018
Exercise price	CDN $0.624	CDN $0.57
Share price on grant date	CDN $0.47	CDN $0.43
Risk-free interest rate	2.85%	1.46%
Expected life of warrants	3.0 years	1.87 years
Annualized volatility[1]	100%	100%
Dividend rate	n/a	n/a

(1) Expected volatility was determined by reference to historical volatility of similar entities following a comparable period of lives.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

12. Warrants (continued)

As at March 31, 2017, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Expiry Date	Exercise Price (CDN$)	Balance March 31, 2016	Issued	Exercised	Expired	Balance March 31, 2017
July 3, 2016	$ 0.40	525,000	-	(335,000)	(190,000)	-
October 1, 2018	$ 0.25	400,000	-	-	-	400,000
October 17, 2018	$ 1.10 - $1.50	-	342,270	-	-	342,270
December 10, 2018	$ 0.75 - $1.00	1,126,650	-	(1,126,400)	-	250
December 16, 2018	$ 0.75 - $1.00	3,100,846	-	(2,946,918)	-	153,928
Total		5,152,496	342,270	(4,408,318)	(190,000)	896,448
Weighted Average Exercise Price (CDN$)		$ 0.47	$ 1.10	$ 0.49	$ 0.40	$ 0.66
Weighted Average Remaining Life						1.56 years

On October 17, 2016, there were 342,270 warrants issued as a result of a private placement. During the year ended March 31, 2017, 4,408,318 warrants were exercised at a weighted average price of CDN$0.49 per share for proceeds of CDN$2,170,659 (USD$1,637,171) and 190,000 warrants expired unexercised.

13. Convertible Debentures

As at March 31, 2019, the Company had issued the following outstanding convertible debentures all with an 8% interest rate and a term of four years. The Convertible Debentures have effective rates ranging from 28.3% - 38.5% .

Issue Date	Amount ($CDN)	Converted Amount ($CDN)	Matured Amount ($CDN)	Outstanding Amount ($CDN)	Conversion Price ($CDN)	Shares on Conversion
Dec 11, 2015	777,000	(60,000)	717,000	-	0.40	n/a
May 17, 2017	1,900,000	-		1,900,000	0.65	2,923,077
May 31, 2017	250,000	-		250,000	0.65	384,615
Sep 25, 2017	1,476,000	-		1,476,000	0.40	3,690,000

Oct 16, 2017	2,220,000	(200,000)		2,020,000	0.40	5,050,000
Total	6,623,000	(260,000)	717,000	5,646,000		12,047,692

$CDN	May 17 & 31, 2017	Sep 25, 2017	Oct 16, 2017
Proceeds bifurcated to carrying value of the loan	$1,169,370	$660,360	$938,557
Proceeds bifurcated to equity	247,744	139,904	198,843
Transaction costs related to the Debentures	30,789	11,536	83,600
Fair value assigned to the issuance of warrants	702,097	664,200	999,000
Proceeds on issuance of Convertible Debentures	*$2,150,000*	*$1,476,000*	*$2,220,000*

On February 27, 2018, CDN$100,000 worth of debentures (issued on October 16, 2017) were converted into 250,000 common shares with a conversion price of CDN$0.40.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

13. Convertible Debentures (continued)

On June 18, 2018, CDN$100,000 worth of debentures (issued on October 16, 2017) were converted into 250,000 common shares at a conversion price of CDN$0.40.

On December 11, 2018, the convertible debentures issued on December 11, 2015, with a remaining balance prior to maturity of CDN $717,000 matured. Prior to maturity, CDN $40,000 worth of debentures from this series were converted into 100,000 common shares at a conversion price of CDN $0.40 per share. CDN $37,000 of the debentures were repaid during December 2018. The remaining balance of CDN $680,000 was transferred to a Note Payable, CDN $300,000 of which were repaid during January 2019. The remaining investors have agreed to be repaid their investments in December 2019. The Note Payable accrues interest at 12% per annum, payable in quarterly instalments, and matures on December 11, 2019.

During the years ended March 31, 2019, the Company paid interest of $393,043 (March 31, 2018 - $276,957, and March 31, 2017 - $46,008) and recognized accretion of $469,725 (March 31, 2018 - $275,523, and March 31, 2017 - $44,766) related to its issued and outstanding convertible debentures.

14. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 8). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016. The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favour of the City of Porterville.

A summary of the remaining principal payments until maturity of the promissory note are as follows:

Principal Payments		
Next 12 months	$	56,895
12 to 24 months		58,039
Thereafter		346,201
Total		461,135
Current portion		(56,895)
Long-term portion	$	404,240

During the year ended March 31, 2019, the Company incurred $9,788 (March 31, 2018 - $10,931 and March 31, 2017 - $4,855) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

15. Deferred Revenue

The Company recorded Deferred Revenue of $589,727 for invoices issued to a customer for the sale of all-electric buses which were not delivered as at March 31, 2019.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

16. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its finance lease receivable and promissory note receivable counterparties on an annual basis and believes it is exposed to minimal credit risk.

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $5 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 9).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

16.   **Financial Instruments (continued)**

At March 31, 2019, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$	2,067
Accounts Receivable	$	38,091
Promissory Notes Receivable	$	1,000,000
Accounts Payable and Accrued Liabilities	$	(176,197)
Loans Payable to Related Parties	$	(1,430,000)
Convertible Debentures	$	(5,646,000)
Note Payable	$	(380,000)

The CDN/USD exchange rate as at March 31, 2019 was 0.74895 $ (2018 - $0.776) . Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $494,000 to other comprehensive income/loss.

17.   Capital Management

The Company is actively engaged in selling its electric vehicles and expanding its business however the company has not achieved profitability to date. The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet the objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes and convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit. There was no change to the Company's approach to capital management during the year. The Company is subject to externally imposed capital requirements with respect to its line of credit (note 9). In May 2019 the Company completed a brokered private placement of units for gross proceeds of approximately $5.35 million CAD or $4.0 million USD. Under the offering the Company sold 13,114,754 Units at a price of CDN $0.408 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant (Note 23). Subject to market conditions and other factors the Company intends to raise additional capital in the future to fund and grow its business for the benefit of shareholders.

18.   Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

| | | For the Year Ended | |
	March 31, 2019	March 31, 2018	March 31, 2017
Salaries and Benefits (1)	$ 289,840 $	225,000 $	93,750
Consulting fees (2)	382,875	293,400	259,150
Accommodation (3)	49,895	64,085	22,328
Truck and Trailer Rentals (4)	140,722	144,807	174,756
Options Vested (5)	252,804	571,130	275,196
Total	$ 1,116,136 $	1,298,422 $	825,180

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

18.   Related Party Transactions (continued)

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on Consolidated Statements of Operations are paid to the directors, the Chairman, and to the CEO of the Company to provide accounting, management consulting and director services.

3) Accommodation expense paid to Stage Coach Landing, Inc., a company that the Chairman of GreenPower is an officer and director. These costs are expensed on the Consolidated Statements of Operations.

4) Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the Chairman of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2019 included $38,768 (March 31, 2018 - $57,755, and March 31, 2017 - $115,464) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

Notes payable as at March 31, 2019 includes $172,259 (March 31, 2018 – nil) owed to a company beneficially owned by the Chairman of the Company.

As at March 31, 2019, two companies beneficially owned by the Chairman of the Company had loans outstanding to the Company with a total value of CDN $1,430,000 and USD $120,000 (2018 – CDN $650,000). On March 31, 2019, the two companies renewed loans to the Company for CDN $1,050,000 and USD $120,000. The principal and interest on the loans is repayable on the earlier of the date that (i) the Company completes an equity financing of more than US$5,000,000, (ii) from receipt of proceeds on the sale of buses in excess of US$5,000,000, or (iii) July 1, 2020. The remaining loans outstanding with one company beneficially owned by the Chairman totaling CAD $380,000 plus accrued interest were repaid on May 31, 2019. The Company has agreed to grant the lender in each of these loans a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

During the year ended March 31, 2019, there were $222,334 (March 31, 2018 - $38,084) of shareholder loan repayments.

Loans payable to related parties of $1,498,907 (March 31, 2018 - $756,241) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured and have no fixed terms of repayment.

The outstanding balance of unconverted convertible debentures at March 31, 2019 (Note 13), includes CDN$3,025,000 (2018 – CDN$3,255,000) owed to directors and companies controlled by directors.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

19.   **Income Taxes**

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2019, March 31, 2018 and March 31, 2017 was 27.00%, 26.25% and 26.00% respectively.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

| | For the year ended | | |
	March 31, 2019	March 31, 2018	March 31, 2017
Combined statutory tax rate	27.00%	26.25%	26.00%
Expected income tax expense (recovery)	$ (1,226,922)	$ (888,337)	$ (731,436)
Items not deductible for tax purposes	124,866	193,900	115,295
Difference in tax rate in other jurisdictions	(63,785)	(124,699)	(105,162)
Effect of change in tax rates	180,534	(52,391)	-
Expiry of loss carryforwards	57,656	-	-
Unrecognized (recognized) loss carryforwards	927,651	261,527	721,303
Deferred income tax expense (recovery)	$ -	$ (610,000)	$ -

The nature and effect of the temporary differences giving rise to the deferred income tax assets as of March 31, 2019 and March 31, 2018 are summarized below:

| | As at | |
Deferred income tax assets	March 31, 2019	March 31, 2018
Non-capital loss carry-forwards	$ 3,733,613	$ 2,730,030
Investment in subsidiary	94,196	97,598
Promissory note receivable and finance lease receivable	(82,399)	53,422
Capital assets	431,695	291,049
Resource properties	39,932	86,199
Right of use assets and lease liabilities	11,551	-
Warranty provision	98,279	37,264
Convertible debentures	(424,348)	(573,438)
Other carryforward balances	(3,205)	4,392
Share issue costs	23,617	46,497
Unrecognized deferred tax assets	(3,922,931)	(2,773,013)
Net deferred income tax asset (liability)	$ -	$ -

As at March 31, 2019, and March 31, 2018 the Company has approximately $7,043,000 and $5,813,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2019, and March 31, 2018 the Company has approximately $6,139,000 and $3,412,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2039 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

20. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the year ended March 31, 2019, the Company was economically dependent on one (2018 – two, 2017 - nil) customers who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 80% (2018: 100%, 2017: nil) of sales.

The Company's revenues allocated by segment for the years ended March 31, 2019, 2018 and 2017 is summarized in the following table. Included in Vehicle sales revenue for the year ended March 31, 2019 is $622,420 (2018 – $nil, 2017 – $nil) received from government grants.

	For the Years Ended		
	March 31, 2019	March 31, 2018	March 31, 2017
Vehicle Sales	$ 5,781,853 $	3,431,211 $	-
Revenue from operating and finance leases	264,699	-	-
Accretion on promissory note	36,009	4,779	-
Rental income	-	80,166	-
Total	$ 6,082,561 $	3,516,156 $	-

The Company's revenues allocated by geography for the years ended March 31, 2019, 2018 and 2017 is as follows:

	For the Years Ended		
	March 31, 2019	March 31, 2018	March 31, 2017
United States of America$	6,046,552 $	1,647,556 $	-
Canada	36,009	1,868,600	-
Total	$ 6,082,561 $	3,516,156 $	-

As at March 31, 2019 and March 31, 2018 the majority of the Company's consolidated non-current assets, being property and equipment, are located in the United States.

F-41

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

20. Segmented Information and Other Additional Disclosures (continued)

GreenPower incurred salaries and benefits of $1,909,196 for the year ended March 31, 2019 (2018 - $1,271,673, 2017 - $894,658). These costs were allocated to the following expense categories, and to cost of sales, for each of these periods:

For the Year Ended

	March 31, 2019	March 31, 2018	March 31, 2017
Administrative fees	$ 1,778,178 $	1,053,123 $	548,233
Product development costs	-	76,340	229,800
Transportation costs	-	-	56,625
Sales and marketing	120,000	75,000	60,000
Cost of sales	11,018	67,210	-
Total	$ 1,909,196 $	1,271,673 $	894,658

21. **Warranty Liability**

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the 2020 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	As at	
	March 31, 2019	March 31, 2018
Opening balance	$ 123,065 $	-
Warranty additions	215,786	120,259
Foreign exchange translation	(2,280)	2,806
Closing balance	$ 336,571 $	123,065
Current portion	$ 84,707 $	-
Long term portion	251,864	123,065
Warranty liability	$ 336,571 $	123,065

F-42

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2019, 2018 and 2017
(Expressed in US Dollars)

22. **Supplemental Cash Flow Disclosure**

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended		
	March 31, 2019	March 31, 2018	March 31, 2017
Interest paid	$ 683,223 $	287,888 $	50,863
Taxes paid	-	-	-
Non-cash investing and financing transactions:			
Fair value assigned to warrants	1,869,382	1,863,238	-
Fair value of stock options exercised	92,848	202,668	233,537

Fair value of the equity portion of convertible debentures	-	454,231	-
Property and equipment acquired by issuance of promissory note payable	-	-	594,000
Accretion on promissory note receivable	36,009	208,013	208,013
Assets transferred (to) from Inventory to (from) Property and equipment	70,899	(594,481)	2,031,174

The following changes in liabilities arose from financing activities during the year ended March 31, 2019:

	March 31, 2018	Cash flows		Non-cash changes					March 31, 2019
		Advances	Repayment	Conversion	Accretion	Reclassify	Recognize Right of Use Assets	F/X movements	
Loans payable to related parties	$ 756,241	$ 1,000,427	$ (222,334)	$ -	$ -	$ -	$ -	(35,427)	$ 1,498,907
Promissory note payable	516,909	0	(55,774)	-	-	-	-	-	461,135
Note payable	-	0	(231,994)	-	-	500,940	-	-	268,946
Convertible debentures	2,892,416	0	(27,760)	(67,062)	469,725	(500,940)	-	(29,325)	2,737,054
Lease liabilities	-	0	(49,038)	-	-	-	767,326	-	718,288
	$ 4,165,566	$ 1,000,427	$ (586,900)	$ (67,062)	$ 469,725	$ -	$ 767,326	$ (64,752)	$ 5,684,330

The following changes in liabilities arose from financing activities during the year ended March 31, 2018:

	March 31, 2017	Cash flows		Non-cash changes					March 31, 2018
		Advances, net of transaction costs	Repayment	Conversion	Accretion	Reclassify from accounts payable	Warrants issued to finders	Fair value of equity portion	
Loans payable to related parties	$ 172,326	$ 538,215	$ (38,084)	$ -	$ -	83,784	$ -	$ -	756,241
Promissory note payable	571,538	-	(54,629)	-	-	-	-	-	516,909
Convertible debentures	505,690	4,423,278	-	(36,245)	275,523	-	(1,821,599)	(454,231)	2,892,416
	$ 1,249,554	$ 4,961,493	$ (92,713)	$ (36,245)	$ 275,523	83,784	$ (1,821,599)	$ (454,231)	$ 4,165,566

23. Events After the Reporting Period

In May 2019 the Company completed a brokered private placement of units for gross proceeds of approximately $5.35 million CAD or $4.0 million USD. Under the offering the Company sold 13,114,754 Units at a price of CDN $0.408 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of CDN $0.51

per share, and the warrants contain terms whereby if the share price is above $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

At its AGM on May 14, 2019, the Company replaced its existing Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"), and agreed to not grant any further options under the 2016 Plan and to issue any new options under the 2019 Plan. Under the terms of the 2016 Plan, the Company was permitted to grant options to acquire up to a maximum of 14,909,992 common shares. The aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis.

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Financial Position
As at September~~June~~ 30, 2019 and March 31, 2019
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	September~~June~~ 30, 2019 (Unaudited)	March 31, 2019
Assets		
Current		
Cash and restricted cash (Note 3)	$ 487,230~~223,569~~ $	198,920
Accounts receivable	2,105,272~~2,247,411~~	1,394,689
GST receivable	104,709~~95,125~~	99,176
Current portion of finance lease receivable (Note 4)	43,490~~38~~	21,101
Inventory (Note 5)	6,940,336~~7,897,719~~	5,157,918
Prepaids & deposits	42,742~~47,898~~	59,503
	9,723,779~~10,555,160~~	6,931,307
Non-current		
Promissory note receivable (Note 6)	617,214~~614,981~~	593,547
Finance lease receivable (Note 4)	447,769~~459,032~~	303,802
Right of use assets (Note 7)	752,697~~815,110~~	699,574
Property and equipment (Note 8)	1,592,043~~1,638,188~~	1,692,127
Non current portion of prepaids & deposits	46,692	46,692
Deferred financing fees ~~(Note 12)~~	1,335,055~~1,491,700~~	1,643,249
Other assets	1	1
	$ 14,515,250~~15,620,864~~ $	11,910,299
Liabilities		
Current liabilities		
Line of credit (Note 9)	$ 4,633,916~~4,941,155~~ $	4,419,907
Accounts payable & accrued liabilities (Note 18)	1,331,480~~1,543,454~~	731,223
Note payable (Note 18)	267,414~~276,043~~	268,946
Deposits from customers	224,177	234,177
Deferred revenue (Note 15)	61,374~~364,727~~	589,727
Current portion of warranty liability (Note 21)	121,944	84,707
Current portion of promissory note payable (Note 14)	57,464~~57,178~~	56,895
Current portion of lease liabilities (Note 7)	260,607~~250,803~~	194,829
Current portion of loans payable to related parties (Note 18)	1,116,793~~-~~	506,072
	8,075,169~~7,779,481~~	7,086,483

Non-current		
Loans payable to related parties (Note 18)	219,699~~1,300,884~~	992,835
Convertible debentures (Notes 13 and 18)	2,940,176~~2,830,476~~	2,737,054
Lease liabilities (Note 7)	526,125~~589,754~~	523,459
Warranty liability (Note 21)	427,035~~290,728~~	251,864
Promissory note payable (Note 14)	375,321~~389,795~~	404,240
	12,563,525~~13,181,118~~	11,995,935
Equity (Deficit)		
Share capital (Note 10)	16,792,855~~16,485,403~~	12,984,796
Equity portion of convertible debentures (Note 13)	379,506~~383,094~~	383,094
Reserves	5,540,384~~5,635,280~~	5,342,510
Accumulated other comprehensive loss	(78,500)~~(93,879)~~	(89,368)
Accumulated deficit	(20,682,520)~~(19,970,152)~~	(18,706,668)
	1,951,725~~2,439,746~~	(85,636)
	$ 14,515,250~~15,620,864~~	$ 11,910,299

Nature and Continuance of Operations - Note 1
~~Events After the Reporting Period - Note 22~~

Approved on behalf of the Board on October 28~~August 26~~, 2019

"Fraser Atkinson"
Director

"Mark Achtemichuk"
Director

(The accompanying notes are an integral part of these consolidated financial statements)

F-44

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three and Six Month Periods~~Months~~ Ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	For the three months ended		For the six months ended	
	September 30, 2019	September 30, 2018	September 30, 2019~~June 30,~~	September 30, 2018~~June 30,~~
Revenue	$5,430,503	$9,008	$7,880,454 ~~2,449,951~~	$ 2,489,362 ~~2,480,412~~
Cost of Sales	4,038,365	-	5,764,920 ~~1,726,555~~	1,612,229
Gross Profit	**1,392,138**	**9,008**	**2,115,534** ~~**723,396**~~	**877,133** ~~**868,183**~~
~~**Expenses**~~				
Administrative fees (Note 18)	780,466	532,789	1,449,369 ~~668,903~~	1,009,427 ~~476,696~~
Depreciation (Notes 7 and 8)	160,661	114,672	304,247 ~~143,586~~	229,362 ~~114,690~~
~~Foreign exchange loss (gain)~~			~~162~~	~~(873)~~

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~~Interest and accretion (Notes 7, 9, 13 and 14)~~			~~500,612~~	~~242,474~~
Product Development Costs~~Office~~	301,313	6,637	515,726 ~~33,313~~	170,259 ~~53,287~~
Office expense~~Product development costs~~	36,125	68,724	93,608 ~~214,413~~	147,548 ~~163,622~~
Professional fees (Note 18)	52,940	38,834	113,632 ~~60,692~~	120,010 ~~81,176~~
~~Rent and maintenance~~			~~24,170~~	~~25,537~~
Sales and marketing (Note 18)	49,322	93,710	146,480 ~~97,158~~	220,084 ~~126,374~~
Share-based payments (Notes 11 and 18)	53,025	88,903	146,569 ~~93,544~~	181,709 ~~92,806~~
Transportation costs (Note 18)	56,884	74,503	118,864 ~~61,980~~	129,364 ~~54,861~~
Travel, accommodation, meals and entertainment (Note 18)	99,403	80,104	187,750 ~~88,347~~	146,816 ~~66,712~~
	1,590,139	1,098,876	3,076,245 ~~1,986,880~~	2,354,579 ~~1,497,362~~
Loss from operations before interest, accretion and foreign exchange~~for the period~~	(198,001)	(1,089,868)	(960,711)~~)~~ ~~(1,263,484~~	(1,477,446)~~)~~ ~~(629,179~~
Interest and accretion	510,042	354,180	1,010,654	596,654
Foreign exchange loss	4,325	1,424	4,487	551
Loss for the period	(712,368)	(1,445,472)	(1,975,852)	(2,074,651)
Other comprehensive income/(loss) Cumulative translation reserve	15,379	(12,151)	10,868~~(4,511)~~	(18,023~~5,872~~)
Total comprehensive loss for the period	$(696,989)	$(1,457,623)	$(1,964,984)~~)~~ ~~(1,267,995~~	$ (2,092,674)~~)~~ ~~(635,051~~
Loss per common share, basic and diluted	$(0.01)	$(0.02)	$(0.02~~1~~)	$ (0.02~~1~~)
Weighted average number of common shares outstanding, basic and diluted	107,555,090	93,472,453	104,737,108 ~~102,112,335~~	93,264,675 ~~93,220,420~~

(The accompanying notes are an integral part of these consolidated financial statements)

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GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity (Deficit)
For the Six~~Three~~ Month Periods ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

	Share Capital	Equity portion of convertible	Accumulated other comprehensive	Accumulated
	Number of			

	Common shares	Amount	debentures	Reserves	gain (loss)	Deficit	Total
Balance, March 31, 2018	93,187,453 $	12,686,476 $	393,850 $	3,233,235 $	(65,677) $	(14,080,139) $	2,167,745
Fair value of stock options exercised	70,000	29,852	-	(8,238)	-	-	21,614
Fair value of warrants issued on loan guarantee	-	-	-	948,640	-	-	948,640
Shares issued for conversion of debentures	250,000	44,322	(7,128)	-	-	-	37,194
Share-based payments	-	-	-	181,70992,806	-	-	181,70992,806
Cumulative translation reserve	-	-	-	-	(18,0235,872)	-	(18,023)(5,872)
Net loss for the period	-	-	-	-	-	(2,074,651)(629,179)	(2,074,651(629,179)
Balance, SeptemberJune 30, 2018	93,50437,453	12,7630,650798	386,722	4,355,346 3,326,041	(83,700)71,549)	(16,154,790) 14,709,318	1,264,228662,694
Balance, March 31, 2019	94,207,453 $	12,984,796 $	383,094 $	5,342,510 $	(89,368) $	(18,706,668) $	(85,636)
Shares issued for cash at USD $0.305 per share unit	13,114,754	4,000,000	-	-	-	-	4,000,000
Share issuance costs	-	(406,377) 367,247	-	-	-	-	(406,37736)7,247
Fair value assigned to the warrants on issuance of Share Units	-	(132,146)	-	199,226	-	-	67,080
Shares issued for conversion of warrants	125,000	66,624	-	(18,209)			48,415
Fair value of stock options exercised	635,044	252,697	-	(129,712)			122,985
Shares issued for conversion of debentures	125,000	27,261	(3,588)	-			23,673
Share-based payments	-	-	-	146,569 93,544	-	-	146,569 93,544
Cumulative translation reserve	-	-	-	-	(10,868)(4,511)	-	10,868(4,511)
Net loss for the period	-	-	-	-	-	(1,975,8522)63,484	(1,975,852) 263,484
Balance, SeptemberJune 30, 2019	108,207,251 7,322,207	16,792,855 485,403	379,506 83,094	5,540,384 635,280	(78,50093,)879	(20,682,520) 19,970,152	$1,951,725 2,439,746

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F-46

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Statements of Cash Flows

For the SixThree Month Periods Ended SeptemberJune 30, 2019 and 2018

(Expressed in US Dollars)

(Unaudited - Prepared by Management)

	September~~June~~ 30 2019	September~~June~~ 30 2018
Cash flows from (used in) operating activities		
Loss for the period	$ (1,975,852~~263,484~~)	$ (2,074,651~~629,179~~)
Items not affecting cash:		
Depreciation	304,247~~143,586~~	229,362~~114,690~~
Share-based payments	146,569~~93,544~~	181,709~~92,806~~
Accretion	263,362~~129,989~~	198,978~~88,607~~
Accrued interest, net	(2,967)~~(50,380)~~	
Amortization of deferred financing fees	311,615~~156,732~~	79,054~~-~~
Foreign exchange loss (gain)	4,487~~162~~	551~~(873)~~
Cash flow used in operating activities before changes in non-cash working capital items	(948,539~~789,851~~)	(1,384,997~~333,949~~)
Changes in non-cash working capital items:		
Accounts receivable	(710,583~~852,722~~)	(2,640,140~~389,453~~)
GST receivable	(5,533)~~4,052~~	(94,756~~5,471~~)
Inventory	(1,782,418~~2,739,801~~)	(1,717,529)~~98,765~~
Prepaids & deposits	16,761~~11,605~~	(37,833~~2,902~~)
Promissory note receivable	(23,667~~1,434~~)	(9,681~~4,456~~)
Finance lease receivable	(111,435~~77,567~~)	-
Net payments on right of use assets	(14,434)	-
Deposits from customers	(10,000)	225,000~~-~~
Accounts payable & accrued liabilities	600,257~~812,231~~	254,054~~(104,645)~~
Deferred revenue	(528,353~~225,000~~)	2,631,134~~-~~
Warranty liability	175,171~~38,864~~	85,569~~991~~
	(3,342,772~~949,624~~)	(2,689,179~~746,120~~)
Cash flows from (used in) investing activities		
Purchase of property and equipment	(85,326~~37,018~~)	(75,064~~53,020~~)
	(85,326~~37,018~~)	(75,064~~53,020~~)
Cash flows from (used in) financing activities		
Repayment of loans payable to related parties	(286,249)	(70,000)~~-~~
Loans from related parties	149,893	205,322~~191,460~~
Principal payments on promissory note	(28,350~~14,162~~)	-~~(13,794)~~
Principal payments on lease liabilities, net of interest expense	(101,454~~45,851~~)	-
Conversion of warrants	48,416	-
Conversions of convertible debentures	-	37,194
Proceeds from private placements	4,000,000	-
Proceeds from exercise of stock options	122,985	21,614
Share issuance costs	(406,377~~346,436~~)	-
	3,498,864~~57,195~~	194,130~~214,860~~
Foreign exchange on cash	3,535~~2,848~~	(30,462~~4,999~~)
Net (decrease) increase in cash	74,301~~(496,599)~~	(2,600,575~~589,279~~)
Cash / (Line of Credit), beginning of period	(4,220,987)	1,007,329
Cash / (Line of Credit), end of period	$ (4,146,686~~717,586~~)	$ (1,593,246~~81,950~~)
Cash / (Line of Credit), is comprised of the following:		
Cash and restricted cash	$ 487,230~~223,569~~	$ 149,464~~-~~
Operating line of credit	(4,633,916~~941,155~~)	(1,742,710~~581,950~~)
Cash / (Line of Credit)	$ (4,146,686~~717,586~~)	$ (1,593,246~~81,950~~)

Formatted Table

Supplemental Cash Flow Disclosure:				
Interest paid	$	442,478264,271	$	318,622153,867
Taxes paid		-		-

(The accompanying notes are an integral part of these consolidated financial statements)

F-47

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three MonthPeriods Ended SeptemberJune 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1.   Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The primary office is located at Suite 240-209 Carrall St., Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. At June 30, 2019, the Company had working capital of $1,648,6102,775,679 and an accumulated deficit of $20,682,520 19,970,152. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has now delivered and received payment for all-electric buses to customers, has a backlog of orders for delivery, has inventory of approximately $6.9 million and has a $5 million line of credit to meet funding requirements. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

2.   Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

The Consolidated Condensed Interim Financial Statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, Interim Financial Reporting, and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended March 31, 2019.

F-48

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

These Consolidated Condensed Interim Financial Statements were prepared under the historical cost convention, except for certain items not carried at historical cost as discussed below. All amounts are expressed in US dollars, unless otherwise stated.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership 30-Jun-19	Ownership 31-Mar-19	Principal Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment ~~Valley~~ Leasing, Inc. (formerly Utah Manganese, Inc.)	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive

2. Significant Accounting Policies (continued)

(b) Basis of consolidation

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

(c) Financial instruments

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI. The Company did not have any financial instruments measured at FVTPL or FVOCI as at September~~June~~ 30, 2019. All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at September~~June~~ 30, 2019, and March 31, 2019 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer. Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed.

The Company enters into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

F-50

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Months~~Periods Ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.   Significant Accounting Policies (continued)

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	Canadian Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar

F-51

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

F-52

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month Period~~s Ended ~~September.~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.   Significant Accounting Policies (continued)

(g) Foreign currency translation (continued)

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;
- income and expenses are translated at average exchange rates; and
- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobile	10 years, straight line method
Leased asset	12 years, straight line method

Diesel and Electric buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.   Significant Accounting Policies (continued)

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the six~~three~~ months ended September~~June~~ 30, 2019 and September~~June~~ 30, 2018 the Company recorded $406,377~~346,436~~ and $nil, respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares (Note 10).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

F-55

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~June~~September 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.   Significant Accounting Policies (continued)

(m) Critical accounting estimates and judgments (continued)

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Critical accounting judgments

    i.   the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

   ii.   the determination of the functional currency of each entity within the consolidated Company;

  iii.   the Company's ability to continue as a going concern.

  iv.   The classification of leases as either financial leases or operating leases; and

   v.   The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

(n) Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is determined by using the Black-Scholes option pricing model. At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period. No expense is recognized for awards that do not ultimately vest. If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~June~~September 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.   **Significant Accounting Policies (continued)**

The fair value of the common shares issued in the private placement during the six~~three~~ months ended September~~June~~ 30, 2019 was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date less a discount to the public trading price typical of a private placement for similarly sized public companies. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

(q) Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2019:

<u>IFRS 15</u>

IFRS 15 Revenue from Contracts with Customers provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. This standard is effective for reporting periods beginning on or after January 1, 2018.

The company chose to adopt IFRS 15 beginning in the financial year ended March 31, 2019 using the modified retrospective approach. Under this approach the Company, did not restate comparative historical periods, but rather recognized a cumulative adjustment to accumulated deficit of $82,378, which represents the cumulative change to equity that would have resulted if the Company had adopted IFRS 15 in prior periods and re-stated its consolidated financial statements. The adoption of IFRS 15 resulted in reduction to Revenue of $247,133 for the year ended March 31, 2019.

<u>IFRS 9</u>

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only three classification categories: amortized cost, fair value to profit and loss, and fair value to other comprehensive income. This standard has an effective date of January 1, 2018.

The Company completed a detailed assessment of its financial assets and liabilities as at April 1, 2018 and concluded that there is no change to the original measurement categories under IAS 39 compared to the new measurement categories under IFRS 9.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~June~~September 30, 2019 and 2018

2. Significant Accounting Policies (continued)

(q) Adoption of accounting standards (continued)

IFRS 16

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of the initial application, if any, is recognized in deficit at January 1, 2019. Comparative amounts up to December 31, 2018 remain as previously reported under IAS 17 and related interpretations.

The application of IFRS 16 to leases previously classified as operating leases under IAS 17, resulted in the recognition of right of use assets and lease liabilities as at January 1, 2019.On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 7. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~June~~September 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

(r) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2019 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3. Restricted Cash

The Company has a restricted cash balance of $151,~~901~~896 on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

4. Finance Lease Receivable

During December 2018 the Company sold an EV250 that was previously held in inventory and, through its wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc., provided the customer with 7-year lease financing to finance a portion of the purchase price of the vehicle. The present value of future lease payments discounted at a market rate of interest was used to determine revenue at lease inception and the net investment in the finance lease.

For the quarter ended SeptemberJune 30, 2019 the opening balance of the lease was $324,903, lease payments received were $12,820, interest income recognized was $7,732, and the closing balance was $319,814.

During June 2019 the Company delivered two EV Stars and provided the customer with 50-month lease financing to finance a portion of the purchase price. Selling profit recognized on the sale of the two EV Stars was $122,646, and the net investment in the two leases was $182,656. The Company received total lease payments of $9,336 and recognized interest income of $3,335 on the two leases during the quarter ended September 30, 2019. did not receive lease payments and did not recognize interest income on the two leases during the quarter ended June 30, 2019.

F-59

GREENPOWER MOTOR COMPANY INC.
Notes to the ConsolidatedCondensed Interim Financial Statements
For the Three MonthPeriods Ended SeptemberJune 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

4.   Finance Lease Receivable (continued)

Payments to be received on Finance Lease Receivable (undiscounted):

Year 1	$	88,624
Year 2	$	88,624
Year 3	$	88,624
Year 4, including unguaranteed residual	$	165,51288,624
Year 5, including unguaranteed residual	$	51,281137,505
Remainder, including unguaranteed residual	$	201,63714,457
less: amount representing interest income		(193,044203,989)
Finance Lease Receivable	$	491,259502,470
Current Portion of Finance Lease Receivable	$	43,49038
Long Term Portion of Finance Lease Receivable	$	447,76959,032

5.   Inventory

The following is a listing of inventory as at SeptemberJune 30, 2019 and March 31, 2019:

		SeptemberJune 30, 2019	March 31, 2019
Work in Process	$	4,302,625542,790 $	5,107,918
Finished Goods		2,637,7113,354,929	50,000
Total	$	6,940,3367,897,719 $	5,157,918

F-60

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~June~~September 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

6.   Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position. The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%~~.~~.

7.   Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use assets and Lease Liabilities in its statement of financial position related to three properties in California for which the Company has entered into lease agreements that expire in more than one year. ~~These leases are in a single class of Right of Use Assets, whose~~The carrying value of Right of Use Assets as at ~~at June 30~~ September 30, 2019 is $752,697~~815,110~~. Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended September~~June~~ 30, 2019 the Company incurred interest expense of $15,597 ~~3,155~~ on the Lease Liabilities, recognized depreciation expense of $66,253~~52,584~~ on the Right of Use Assets and made total rental payments of $74,150~~59,006~~. ~~A~~There were no additions to Right of Use Assets during the quarter ended September~~June~~ 30, 2019~~. was $168,120, of which $5,000 is a security deposit, which relates to a lease agreement that starts on August 1, 2019~~.

For one of the leases there is an option to extend the lease for a further 36 months.

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted)

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

Payments Required Under Lease Liabilities

1 year	$ 310,41205,263
2 years	$ 308,0629,442
3 years	$ 255,23971,930
less amount representing interest expense	-$(86,983) 102,087
Lease liability	$ 786,731840,557
Current Portion of Lease Liabilities	$ 260,60750,803
Long Term Portion of Lease Liabilities	$ 526,12589,754

Payments on one lease that is classified as a short-term lease totaled $8,020 for the quarter ended September 30, 2019 and were recognized in rent and maintenance expense. This lease is scheduled to terminate during the year ended March 31, 2020, and the remaining minimum lease payments until the end of the lease are $12,271.

Payments on two leases that are classified as short term leases totaled $22,270 for the quarter ended June 30, 2019 and were recognized in rent and maintenance expense. These leases are scheduled to terminate during the year ended March 31, 2020, and the remaining minimum lease payments until the end of the respective leases is $26,329. One of these leases was renewed for a period of 3 years starting August 1, 2019 and has been included in Right of Use Assets as at June 30, 2019.

F-62

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three MonthPeriods Ended SeptemberJune 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8.   Property and Equipment

The following is a summary of activities for the three-months ended SeptemberJune 30, 2019:

Cost	Computers	Furniture	Automobiles	Demonstration Buses Electric Buses	Leased Asset	EV Equipment	Land	Leasehold Improvements	Total
Balance, March 31, 2019	$ 14,116	$35,514	$ 51,283	$ 320,723	$ 971,001	$641,663	$794,431	$ 33,688	$2,862,419
Additions	25,224	3,653	6,000	-	-	31,222	1,718	16,328	84,145
Transfers from/(to) inventory	-	-	-	-	-	-	-	-	-
Government grant reduction	-	-	-	-	-	-	-	-	-
Write off of asset	-	-	-	-	-	-	-	-	-
Foreign exchange translation	54	189	-	-	-	-	-	-	243
Balance, September 30, 2019	$ 39,394	$39,356	$ 57,283	$ 320,723	$ 971,001	$672,885	$796,149	$ 50,016	$2,946,807
Depreciation and impairment losses									
Balance, March 31, 2019	$ 8,081	$11,403	$ 13,481	$ 70,303	$ 598,588	$465,403	$ -	$ 3,033	$1,170,292
Transfers to inventory	-	-	-	-	-	-	-	-	-
Depreciation	2,836	2,694	2,865	12,457	42,245	115,492	-	5,760	184,349
Write off of asset	-	-	-	-	-	-	-	-	-
Foreign exchange translation	52	71	-	-	-	-	-	-	123
Balance, September 30, 2019	$ 10,969	$14,168	$ 16,346	$ 82,760	$ 640,833	$580,895	$ -	$ 8,793	$1,354,764
Carrying amounts									
As at March 31, 2019	$ 6,035	$24,111	$ 37,802	$ 250,420	$ 372,413	$176,260	$794,431	$ 30,655	$1,692,127
As at September 30, 2019	$ 28,425	$25,188	$ 40,938	$ 237,963	$ 330,168	$ 91,990	$796,149	$ 41,223	$1,592,043

Cost	Computers	Furniture	Automobiles	Diesel Bus	Electric Buses	Leased Asset	Equipment	Land	Leasehold Improvements	Total
Balance, March 31, 2018	6,721	23,818	51,283	45,982	1,611,359	—	628,631	740,445	—	3,108,239
Additions	6,701	12,643	—	—	—	—	13,032	53,986	33,688	120,050
Transfers from/(to) inventory	—	—	—	70,899	(1,290,636)	1,290,636	—	—	—	70,899
Government grant reduction	—	—	—	—	—	(319,635)	—	—	—	(319,635)
Write off of asset	—	—	—	(78,231)	—	—	—	—	—	(78,231)

)

)

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Periods~~Three Months Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9.   Line of Credit

As at September~~June~~ 30, 2019 the Company's Line of Credit had a maximum limit of $5,000,000 (March 31, 2019 - $5,000,000). The Line of Credit bears interest at the bank's US Base Rate (September~~June~~ 30, 2019~~–~~5.5~~6.0~~%) plus 1.5% .

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries. The Line of Credit is also guaranteed by two of the directors of the Company. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit. In addition, the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1.~~, and in consideration for these guarantees, when the Line of Credit had a maximum limit of $2,000,000 the Company agreed to issue 4,400,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.65 per share expiring on June 29, 2021. In consideration for guarantees offered by the two Directors when the Line of Credit limit was increased to $5,000,000, the Company agreed to issue an additional 4,800,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.60 per share expiring three years after the issue date.~~

~~The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit. In addition, the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1.~~

10. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the six months ended September 30, 2019, the Company issued a total of 885,044 shares pursuant to the exercise of 635,044 options, the exercise of 125,000 warrants, and 125,000 converted debentures.

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In May 2019, the Company completed a brokered private placement of units for gross proceeds of USD $4.0 million. Under the offering the Company sold 13,114,754 Units at a price of USD $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of USD $0.3811 per share, and the warrants contain terms whereby if the share price is above CAD $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

During the year ended March 31, 2019, the Company issued a total of 1,020,000 shares pursuant to the exercise of 670,000 stock options and 350,000 converted debentures.

~~In May 2019, the Company completed a brokered private placement of units for gross proceeds of USD $4.0 million. Under the offering the Company sold 13,114,754 Units at a price of USD $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of USD $0.3811 per share, and the warrants contain terms whereby if the share price is above CAD $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.~~

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

~~During the year ended March 31, 2019, the Company issued a total of 1,020,000 shares pursuant to the exercise of 670,000 stock options and 350,000 converted debentures.~~

~~As at June 30, 2019 and March 31, 2019 the Company had no shares held in escrow.~~

11. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its existing Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"), and agreed to not grant any further options under the 2016 Plan and to issue any new options under the 2019 Plan. Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies. Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Stock Options (continued)

The Company had the following incentive stock options granted under its Plan, 2016 Plan and 2019 Plan that are issued and outstanding at September~~June~~ 30, 2019:

	Incentive Stock Options					
Expiry Date	Exercise Price (CDN$)	Balance March 31, 2019	Granted	Exercised	Forfeited	Balance September~~June~~ 30, 2019
December 23, 2019	$ 0.25	2,934,717	-	(635,044)~~-~~	(1,816,860)~~-~~	482,813 ~~2,934,717~~
July 10, 2020	$ 0.55	50,000	-	-	-	50,000
March 25, 2020	$ 0.25	200,000	-	-	-	200,000
May 26, 2020	$ 0.60	150,000	-	-	-	150,000
February 4, 2021	$ 0.35	500,000	-	-	(100,000)~~-~~	4~~5~~00,000
May 6, 2021	$ 0.35	530,000	-	-	-	530,000
October 27, 2021	$ 0.62	500,000	-	-	-	500,000
February 2, 2022	$ 0.75	665,000	-	-	-	665,000
May 26, 2022	$ 0.60	200,000	-	-	(200,000)~~-~~	-~~200,000~~
May 26, 2022	$ 0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$ 0.45	235,000	-	-	-	235,000

May 4, 2023	$	0.50	630,000	-	-	-		630,000
November 30, 2023	$	0.43	350,000	-	-	-		350,000
February 12, 2024	$	0.50	650,000	-	-	(75,000)		650 575,000
Total outstanding			8,632,217	-	(635,044)	(2,191,860)		5,805,3138,632,217
Total exercisable			6,883,717					4,918,5637,275,467
Weighted Average Exercise Price (CDN$)	$	0.45	N/A	$ 0.25 N/A	$ 0.30N/A $			0.5345
Weighted Average Remaining Life								2.41 years

As at September 30, 2019, there were 5,015,412 options available for issuance under the 2019 Plan.

During the six-month period ended September 30, 2019, the Company incurred share-based compensation expense of $146,569 (September 30, 2018 - $181,709). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

On July 2, 2019, the former CEO resigned as a director of the Company, resulting in the forfeiture of 1,566,860 stock options exercisable at CAD $0.25 per share, and 100,000 stock options exercisable at CAD $0.35 per share. In addition, 75,000 unvested stock options exercisable at CAD $0.50 per share expired immediately.

During July 2019, 250,000 stock options exercisable at CAD $0.25 per share and 200,000 options exercisable at CAD $0.60 per share were forfeited.

On September 25, 2019 635,044 stock options were exercised at a weighted average exercise price of CAD $0.25 per share for proceeds of CDN$158,761.

As at June 30, 2019, there were 2,100,003 options available for issuance under the 2019 Plan.

During the three-month period ended June 30, 2019, the Company incurred share-based compensation expense of $93,544 (June 30, 2018 - $92,806). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three MonthPeriods Ended SeptemberJune 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12. Warrants

As at SeptemberJune 30, 2019, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

Expiry Date	Exercise Price (CAD)	Balance March 31, 2019	Issued	Exercised	Expired	Balance SeptemberJune 30, 2019
October 17, 2020[1]	CAD $1.10	311,497	-	-	-	311,497
May 17, 2020	CAD $0.75	2,922,200	-	-	-	2,922,200
May 31, 2020	CAD $0.75	384,500	-	-	-	384,500

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June 29, 2021	CAD $0.65	4,400,000	-	-	-	4,400,000
September 25, 2021	CAD $0.50	3,690,000	-	-	-	3,690,000
October 13, 2021	CAD $0.50	5,550,000	-	(125,000)	-	5,425550,000
March 14, 2022	CAD $0.60	4,800,000	-	-	-	4,800,000
May 6, 2023	USD $0.3811	-	6,065,568	-	-	6,065,568
May 8, 2023	USD $0.3811	-	491,803	-	-	491,803
Total outstanding		22,058,197	6,557,371	-	-	28,615,568
Weighted Average Exercise Price ($CDN)		$ 0.60	$ 0.51	$0.50 NA	NA	$ 0.58
Weighted Average Life						2.5 years

On July 19, 2019 125,000 common shares were issued at CAD $0.50 per share, pursuant to the exercise of 125,000 warrants.

In May 2019 the Company completed a brokered private placement of units for gross proceeds of USD $4.0 million. Under the offering the Company sold 13,114,754 Units at a price of USD $0.305 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. 6,557,371 warrants were issued in the brokered private placement where each full warrant is exercisable into one share for a period of four years at an exercise price of USD $0.3811 per share, and the warrants contain terms whereby if the share price is above CAD $1.20 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

13. Convertible Debentures

As at SeptemberJune 30, 2019, the Company had issued the following outstanding convertible debentures all with an 8% interest rate and a term of four years, other than the Dec 11, 2015 issuance, which had a term of 3 years and matured on Dec 11, 2018. The Convertible Debentures have effective rates ranging from 28.3% - 38.5%.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three MonthPeriods Ended SeptemberJune 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

Issue Date	Amount ($CDN)	Converted Amount ($CDN)	Matured Amount ($CDN)	Outstanding Amount ($CDN)	Conversion Price ($CDN)	Shares on Conversion
Dec 11, 2015	777,000	(60,000)	(717,000)	-	0.40	n/a
May 17, 2017	1,900,000	-		1,900,000	0.65	2,923,077
May 31, 2017	250,000	-		250,000	0.65	384,615
Sep 25, 2017	1,476,000	-		1,476,000	0.40	3,690,000
Oct 16, 2017	2,220,000	(2500,000)		2,021,970,000	0.40	5,0504,925,000
Total	6,623,000	(26310,000)	(717,000)	5,59646,000		12,04711,922,692

On July 19, 2019 CDN $50,000 worth of debentures (issued on October 16, 2017) were converted into 125,000 common shares with a conversion price of CDN$0.40.

During the six-months ended September 30, 2019, the Company paid interest of $172,328 (September 30, 2018 $200,836) and recognized accretion of $263,362 (September 30, 2018 - $198,978) related to the convertible debentures listed above.

13. Convertible Debentures (continued)

$CDN	May 17 & 31, 2017	Sep 25, 2017	Oct 16, 2017
Proceeds bifurcated to carrying value of the loan	$1,169,370	$660,360	$938,557
Proceeds bifurcated to equity	247,744	139,904	198,843
Transaction costs related to the Debentures	30,789	11,536	83,600
Fair value assigned to the issuance of warrants	702,097	664,200	999,000
Proceeds on issuance of Convertible Debentures	*$2,150,000*	*$1,476,000*	*$2,220,000*

During the period ended June 30, 2019, the Company paid interest of $86,394 (June 30, 2018 $100,418) and recognized accretion of $129,989 (June 30, 2018 - $88,607) related to the convertible debentures listed above.

14. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 8). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016. The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favour of the City of Porterville.

F-68

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three MonthPeriods Ended SeptemberJune 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

A summary of the remaining principal payments until maturity of the promissory note are as follows:

Principal Payments		
One yearNext 12 months	$	57,464178
Two years12 to 24 months		58,619328
Three yearsThereafter	$	331,467
Total		432,784446,973

Current portion	(57,464<s>178</s>)
Long-term portion	$ 375,321<s>89,795</s>

<s>During the three months ended June 30, 2019, the Company incurred $2,227 (June 30, 2018 - $2,580) of interest on the Note.</s> During the three and six months ended September 30, 2019, the Company incurred $2,202 and $4,475 (September 30, 2018 - $2,580 and $5,160) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

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15. Deferred Revenue

The Company recorded Deferred Revenue of $61,374<s>364,727</s> for invoices issued to customers for the sale of all-electric buses which were not delivered as at September<s>June</s> 30, 2019.

16. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities.

F-69

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the <s>Three Month</s>Period s Ended September<s>June</s> 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Formatted Table

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its finance lease receivable and promissory note receivable counterparties on an annual basis and believes it is exposed to minimal credit risk.

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $5 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 9).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

16.   Financial Instruments (continued)

At ~~September~~June 30, 2019, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$ 83,50424,636
Accounts Receivable	41,554
Promissory Notes Receivable	1,000,000
Accounts Payable and Accrued Liabilities	(209,9227,064)
Loans Payable to Related Parties	(1,250,000)
Convertible Debentures	(5,646,000)
Note Payable	$ (380,000)

Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $4890,000 to other comprehensive income/loss.

17. Capital Management

The Company is actively engaged in selling its electric vehicles and expanding its business however the company has not achieved profitability to date. The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet the objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes and convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit. There was no change to the Company's approach to capital management during the year. The Company is subject to externally imposed capital requirements with respect to its line of credit (note 9). In May 2019 the Company completed a brokered private placement of units for gross proceeds of approximately CAD $5.35 million CAD or USD $4.0 million USD. Under the offering the Company sold 13,114,754 Units at a price of CDN $0.408 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant (Note 10). Subject to market conditions and other factors the Company intends to raise additional capital in the future to fund and grow its business for the benefit of shareholders.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three MonthPeriods Ended SeptemberJune 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the SixThree Months Ended		
	SeptemberJune 30, 2019		SeptemberJune 30, 2018
Salaries and Benefits (1)	$ 211,105103,404	$	312,20356,250
Consulting fees (2)	1290,000		-95,873
Accommodation (3)	762		-7,524
Truck and Trailer Rentals (4)	54,40332,642		73,25042,798
Options Vested (5)	125,61182,228		122,51456,156
Total	$ 511,880309,036	$	507,967258,601

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1) Salaries and benefits incurred with directors, officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to the directors, the Chairman, and to the CEO of the Company to provide accounting, management consulting and director services.

3) Accommodation expense paid to Stage Coach Landing, Inc., a company that the Chairman of GreenPower and former CEO are officers and directors. These costs are expensed on the Consolidated Statements of Operations.

4) Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the Chairman of GreenPower and former CEO are officers and directors. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

F-72

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended ~~September~~June 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

Accounts payable and accrued liabilities at September 30, 2019 included CDN $21,998 and USD $12,276 (March 31, 2019 – CDN $38,768) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

Notes payable as at September 30, 2019 includes CAD$230,000 (March 31, 2019 – CAD$230,000) owed to a company beneficially owned by the Chairman of the Company.

As at September 30, 2019, two companies beneficially owned by the Chairman of the Company had loans outstanding to the Company with a total value of CDN $1,250,000 and USD $120,000 (March 31, 2019 - CDN $1,430,000 and USD $120,000). On March 31, 2019, the two companies renewed loans to the Company for CDN $1,050,000 and USD $120,000. The principal and interest on the loans is repayable on the earlier of the date that (i) the Company completes an equity financing of more than US$5,000,000, (ii) from receipt of proceeds on the sale of buses in excess of US$5,000,000, or (iii) July 1, 2020. Loans outstanding with one company beneficially owned by the Chairman totaling CAD $380,000 plus accrued interest were repaid on May 31, 2019. During June 2019, a company beneficially owned by the Chairman loaned the Company an additional CAD$200,000. The Company has agreed to grant the lender in each of these loans a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

Loans payable to related parties of $1,336,492 (March 31, 2019 - $1,498,907) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured and have no fixed terms of repayment.

The outstanding balance of unconverted convertible debentures at September 30, 2019 (Note 13), includes CDN$3,025,000 (March 31, 2019 – CDN$3,025,000) owed to directors and companies controlled by directors.

Accounts payable and accrued liabilities at June 30, 2019 included $27,181 (March 31, 2019 - $38,768) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

Notes payable as at June 30, 2019 includes CAD$230,000 (March 31, 2019 – CAD$230,000) owed to a company beneficially owned by the Chairman of the Company.

As at June 30, 2019, two companies beneficially owned by the Chairman of the Company had loans outstanding to the Company with a total value of CDN $1,250,000 and USD $120,000 (March 31, 2019 - CDN $1,430,000 and USD $120,000). On March 31, 2019, the two companies renewed loans to the Company for CDN $1,050,000 and USD $120,000. The principal and interest on the loans is repayable on the earlier of the date that (i) the Company completes an equity financing of more than US$5,000,000, (ii) from receipt of proceeds on the sale of buses in excess of US$5,000,000, or (iii) July 1, 2020. Loans outstanding with one company beneficially owned by the Chairman totaling CAD $380,000 plus accrued interest were repaid on May 31, 2019. During June 2019,a company beneficially owned by the Chairman loaned the Company an additional CAD$200,000. The Company has agreed to grant the lender in each of these loans a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

Loans payable to related parties of $1,300,884 (March 31, 2019 - $1,498,907) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured and have no fixed terms of repayment.

The outstanding balance of unconverted convertible debentures at June 30, 2019 (Note 13), includes CDN$3,025,000 (March 31, 2019 - CDN$3,025,000) owed to directors and companies controlled by directors.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

F-73

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Periods Ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the year ended March 31, 2019 was 27.00%.

As at September~~June~~ 30, 2019, and March 31, 2019 the Company has approximately $7,885,00,000 and $7,043,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at September~~June~~ 30, 2019, and March 31, 2019 the Company has approximately $6,706500,000 and $6,139,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2039 if unused. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

20. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the period ended September~~June~~ 30, 2019, the Company was economically dependent on three (September~~June~~ 30, 2018 – one) customer(s) who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 86~~97~~% (September~~June~~ 30, 2018: 100%) of sales.

The Company's revenues allocated by geography for the three months ended September~~June~~ 30, 2019, and September~~June~~ 30, 2018 is as follows:

		For the Three Months Ended	
		30-Sep-19~~June 30, 2019~~	30-~~Sep~~Jun-18
United States of America	$	5,420,810~~2,440,229~~ $	~~-2,480,412~~
Canada		9,693~~722~~	9,008~~-~~
Total	$	5,430,503~~2,449,951~~ $	9,008~~2,480,412~~

As at September~~June~~ 30, 2019 and March 31, 2019 the majority of the Company's consolidated non-current assets, being property and equipment, are located in the United States.

F-74

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the ~~Three Month~~Period~~s~~ Ended September~~June~~ 30, 2019 and 2018
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

21.   Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. ~~It is expected that some of these costs will be incurred in the 2020fiscal year and the remaining will be incurred beyond two years of the reporting date.~~ The warranty provision is recorded at 3.5% of revenue from product sales, and the Company made warranty disbursements of $51,488 in the six months ended September 30, 2019 and nil for the year ended March 31, 2019.

Warranty Liability, March 31, 2019	$	336,571
Warranty accrual		263,378
Warranty disbursements		(51,488)
Foreign exchange translation		518
Warranty Liability, September 30, 2019	$	548,979

On July 2, 2019, the former CEO resigned as a director of the Company, resulting in the forfeiture of 1,566,860 stock options exercisable at CAD $0.25 per share, and 100,000 stock options exercisable at CAD $0.35 per share. In addition, 75,000 unvested stock options exercisable at CAD $0.50 per share expired immediately.

During July 2019, 250,000 stock options exercisable at CAD $0.25 per share and 200,000 options exercisable at CAD $0.60 per share were forfeited.

On July 19, 2019 125,000 common shares were issued at CAD $0.50 per share, pursuant to the exercise of 125,000 warrants and an additional 125,000 common shares were issued pursuant to the conversion of CAD $50,000 of convertible debentures.

19,620,125 Shares

GREENPOWER MOTOR COMPANY INC.
Common Shares

Prospectus

_____, 2019

Dealer Prospectus Delivery Obligation

Until _____, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Information Not Required in Prospectus

Indemnification of Directors and Officers

Business Corporations Act (British Columbia)

Division 5 of Part 5 of the Business Corporations Act (British Columbia) provides that a corporation may (a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and (b) after the final disposition of an eligible proceeding, pay the expenses (not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

An "eligible party" means an individual who (a) is or was a director or officer of the corporation, (b) is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the corporation, or (ii) at the request of the corporation, or (c) at the request of the corporation, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity. An "eligible proceeding" means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

A corporation may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided the corporation first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.

A corporation must not indemnify an eligible party or pay the expenses of an eligible party if any of the following circumstances apply:

- if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the corporation was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

- if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the corporation is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

- if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the corporation or the associated corporation, as the case may be;

- in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the corporation or by or on behalf of an associated corporation, the corporation must not (a) indemnify the eligible party in respect of the proceeding or (b) pay the expenses of the eligible party in respect of the proceeding.

A corporation may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation.

Articles

Our articles provide that our directors must cause our company to indemnify our directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act (British Columbia) and each director is deemed to have contracted with our company on this term.

Insurance Policy

We currently maintain a Public Corporation and Executive Liability Insurance Policy which is effective until June 4, 2020. The policy covers claims against our company and against any people who were, now are, or will be directors or officers of our company for claims against them, either jointly or severally, in their capacity as directors or officers of our company.


Recent Sales of Unregistered Securities


On July 19, 2019 we issued 250,000 common shares of our company. 125,000 of these common shares were issued pursuant to the conversion of CAD$50,000 of convertible debentures issued October 16, 2017 at a conversion price of CAD$0.40 per share, and 125,000 of these common shares were issued pursuant to the exercise of 125,000 warrants at CAD$0.40 per share. We issued these securities to two non-U.S. person (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On May 6 and 8, 2019, we completed private placements of an aggregate of 13,114,754 units of our securities at a price of $0.305 per unit for aggregate gross proceeds of $3,999,999.97. Each unit consisted of one common share of our company and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire one additional common share of our company at a price of $0.3811 per share for a period of four years.

At any time after the date which is one year after the issuance of share purchase warrants, if, for at least 10 consecutive trading days, our common shares have a closing price greater than CDN$1.20 per share, we may issue an acceleration notice to a holder of the share purchase warrants to accelerate the expiration date of such share purchase warrants. The share purchase warrants will terminate on the date that is 30 days from the date of the acceleration notice in the event that the holder has not exercised the share purchase warrants in accordance with the terms of the acceleration notice by such date.

Of the 13,114,754 units we issued: (i) 11,543,361 units were issued pursuant to the exemption from registration under the Securities Act of 1933 provided by Section 4(a)(2) and/or Rule 506 of Regulation D promulgated under the Securities Act of 1933 to 42 investors who were "accredited investors" within the respective meanings ascribed to that term in Regulation D promulgated under the Securities Act of 1933; and (ii) 1,571,393 units were issued to four non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in offshore transactions relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

Think Equity, a division of Fordham Financial Management, Inc., acted as placement agent for these private placements and we paid placement agent's fees of $280,000 in connection with the closing of these private placements.

In connection with these private placements, we entered into a registration rights agreement with each subscriber who purchased these units, pursuant to which we agreed to prepare and file a registration statement with respect to (i) the common shares of our company comprising these units and (ii) the common shares of our company issuable upon exercise of the share purchase warrants comprising these units with the Securities and Exchange Commission on or before the 100th calendar day following the date of the registration rights agreement. We also agreed to use our best efforts to cause the registration statement to be declared effective as promptly as possible after the filing, but in any event no later than the 120th calendar day (the 180th calendar day in the event of a "full review" by the Securities and Exchange Commission) following the earlier of (i) the date that we file our audited financial statements for the year ended March 31, 2019 on SEDAR and (ii) the date that we file the registration statement. In addition, we agreed to use our best efforts to keep the registration statement continuously effective until the earlier of (i) the date that all the common shares covered by the registration statement have been sold or (ii) the date that is one year and 30 days after we issue an acceleration notice as defined in the form of the share purchase warrant or (iii) the date that all common shares covered by the registration statement may be sold without the volume or manner of sale restrictions pursuant to Rule 144 promulgated under the Securities Act of 1933 and without the requirement for our company to be in compliance with the current public information requirement under Rule 144 promulgated under the Securities Act of 1933 or (iv) the date that we request a security holding confirmation and have not received an affirmative response from at least one holder or (v) the date that is four years from the date of the registration rights agreement. If we do not satisfy certain timing requirements set forth in the registration rights agreement, we agreed to pay to each subscriber an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 1.0% multiplied by the aggregate subscription amount paid by such subscriber in the private placements (subject to an interest of 10% per annum in the case of the late payment).

On February 12, 2019, we granted an aggregate of 650,000 incentive stock options including 50,000 incentive stock options to employees and 100,000 incentive stock options to directors and officers of our company. The stock options are exercisable for a period of five years at a price of CDN $0.50. For the employees, the stock options vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. For the directors and officers, the stock options vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date. We granted 10,000 of the stock options to one U.S. person (as that term is defined in Regulation S of the Securities Act of 1933) and in issuing securities we relied on the registration exemption provided for in Section 4(a)(2) of the Securities Act of 1933. We granted 640,000 stock options to seven non-U.S. persons and in issuing securities we relied on the registration exemption provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On November 30, 2018, we granted 350,000 incentive stock options to the current Chief Financial Officer of our company. The stock options are exercisable for a period of five years at a price of $0.43 per share and vest as to 25% four months after the grant date, 25% one year after the grant date, and 50% two years after the grant date. We granted the stock options to one non-U.S. persons and in issuing securities we relied on the registration exemption provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On May 24, 2018, we entered into a credit facility with BMO Bank of Montreal. BMO Bank of Montreal provided us with a revolving operating demand loan for US $2,000,000, which bears interest at the US bank rate plus 1.5% and is secured by assets of our company. Two directors of our company, David Richardson and Fraser Atkinson, agreed to provide joint and several personal guarantees each in the amount of CDN $2,525,000 in support of the revolving operating demand loan. In consideration for providing the personal guarantees, we issued an aggregate of 4,400,000 non-transferrable common share purchase warrants to David Richardson and Fraser Atkinson. Each warrant is exercisable into one common share of our company for a period of three years at an exercise price of CDN$0.65 per share. We issued these securities to two non-U.S. person (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933. In consideration for additional personal guarantees provided by David Richardson and Fraser Atkinson when the revolving operating demand loan was increased from $2,000,000 to $5,000,000 in December 2018, we issued an aggregate of 4,800,000 non-transferrable common share purchase warrants on March 14, 2019 to David Richardson and Fraser Atkinson. Each warrant is exercisable into one common share of our company for a period of three years at an exercise price of CDN$0.60 per share. We issued these securities to two non-U.S. person (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On May 4, 2018, we granted an aggregate of 630,000 incentive stock options including 100,000 incentive stock options to each director of our company and 130,000 incentive stock options to employees. These stock options are exercisable for a period of five years at a price of $0.50 per share. For the employees, the stock options vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. For the directors and officers, the stock options vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date. We granted 130,000 stock options to four U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) and in issuing securities we relied on the registration exemption provided for in Section 4(a)(2) of the Securities Act of 1933. We granted 500,000 stock options to five non-U.S. persons and in issuing securities we relied on the registration exemption provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On December 18, 2017, we granted 260,000 incentive stock options including 100,000 incentive stock options to Brendan Riley, the President of our company and 160,000 incentive stock options to a consultant and employees. The stock options are exercisable for a period of five years at a price of $0.45 per share and vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. We granted 110,000 stock options to two U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) and in issuing securities we relied on the registration exemption provided for in Section 4(a)(2) of the Securities Act of 1933. We granted 150,000 stock options to three non-U.S. persons and in issuing securities we relied on the registration exemption provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On October 13, 2017, we closed the second and final tranche of a private placement of convertible debentures for gross proceeds of CDN$2,220,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of our company at a price of CDN$0.40 per share at any time until the maturity date. Alongside the debentures, we issued 5,550,000 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.50 per share. We issued CDN$625,000 of these securities to one U.S. person (as that term is defined in Regulation S of the Securities Act of 1933) relying on Rule 506 of Regulation D and/or Section 4(a)(2) of the Securities Act of 1933. We issued CDN$1,595,000 of these securities to 16 non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On September 26, 2017, we closed the first tranche of a private placement of convertible debentures for gross proceeds of CDN$1,476,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of the company at a price of CDN$0.40 per share at any time until the maturity date. Alongside the debentures, issued 3,690,000 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.50 per share. We issued these securities to seven non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On May 31, 2017, we closed a second and final tranche of a private placement of convertible debentures for gross proceeds of CDN$250,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of the company at a price of CDN$0.65 per share at any time until the maturity date. Alongside the debentures, issued 384,500 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.75 per share. We issued these securities to five non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On May 26, 2017, we granted 1,337,500 incentive stock options to certain directors, officers, employees and consultants of our company. The 1,037,500 stock options granted to directors and officers are exercisable for a period of five years at a price of $0.75 per share. The 100,000 stock options granted to the consultant are exercisable for a period of three years at a price of $0.60 per share. The 200,000 stock options granted to an employee are exercisable for a period of five years at a price of $0.60 per share and vast as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date.

On May 19, 2017, we closed the first tranche of a private placement of convertible debentures for gross proceeds of CDN $1,650,000. The debentures mature four years after issuance, and the principal amount of the debentures, together with accrued and any unpaid interest, will be payable on this date. The debentures bear interest at the greater of 8% per annum or the BMO Bank of Montreal prime rate of lending plus 2.5% per annum, which is payable monthly. The principal amount of the debentures is convertible into common shares of the company at a price of $0.65 per share at any time until the maturity date. Alongside the debentures, issued 2,922,200 non-transferrable common share purchase warrants, with each warrant exercisable into one share for a period of four years at an exercise price of CDN $0.75 per share. We issued these securities to seven non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On February 2, 2017, we granted 715,000 incentive stock options to certain directors, officers, employees and consultants of our company which stock options are exercisable for a period of five years at a price of $0.75 per share. The 548,000 stock options granted to the directors and officers vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% one year after the grant date. The 167,000 stock options granted to the employees and consultants vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. We granted 35,000 stock options to two U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) and in issuing securities we relied on the registration exemption provided for in Section 4(a)(2) of the Securities Act of 1933. We granted 680,000 stock options to eight non-U.S. persons and in issuing securities we relied on the registration exemption provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On October 27, 2016, we granted 500,000 incentive stock options to the President of our company. The stock options are exercisable for a period of five years at a price of $0.62 per share and vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. We granted the stock options to one U.S. person (as that term is defined in Regulation S of the Securities Act of 1933) and in issuing securities we relied on the registration exemption provided for in Section 4(a)(2) of the Securities Act of 1933.

On October 17, 2016, we closed a private placement in which we sold 684,541 units at a price of CDN$0.75 per unit for gross proceeds of CDN$513,406. Each unit consisted of one common share in the capital of our company and one-half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share of our company at a price of CDN$1.10 per share in the first year after issuance and CDN$1.50 per share in the second year after issuance. We issued these securities to twenty-two non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) in an offshore transaction in which we relied on the exemptions from the registration requirements provided for in Regulation S and/or Section 4(a)(2) of the Securities Act of 1933.

On August 22, 2016, we granted 100,000 incentive stock options to an employee of our company which stock options are exercisable for a period of five years at a price of $0.82 per share. The stock options vest as to 25% four months after the grant date, 25% six months after the grant date, 25% one year after the grant date, 25% two years after the grant date, and 25% three years after the grant date. We granted the stock options to one U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933) and in issuing securities we relied on the registration exemption provided for in Section 4(a)(2) of the Securities Act of 1933.

Exhibits

Exhibit Number	Description
(3)	**Articles of Incorporation and Bylaws**
3.1*	Notice of Articles
3.2*	Articles
(5)	**Opinion regarding Legality**
5.1*	Opinion of Clark Wilson LLP regarding the legality of the securities being registered
(10)	**Material Contracts**
10.1*	Management Services Agreement dated January 1, 2016 with Koko Financial Services Inc
10.2*	Employment Agreement dated September 19, 2016 with Brendan Riley
10.3*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Countryman Investments Ltd
10.4*	Warrant Certificate dated September 25, 2017 issued to Countryman Investments Ltd.
10.5*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Koko Financial Services Ltd.
10.6*	Warrant Certificate dated September 25, 2017 issued to Koko Financial Services Ltd.
10.7*	Unsecured Convertible Debenture Agreement dated September 25, 2017 with Malcolm Clay
10.8*	Warrant Certificate dated September 25, 2017 issued to Malcolm Clay
10.9*	Employment Agreement dated December 26, 2017 with Ryne Shetterly
10.10*	Employment Agreement dated April 19, 2018 with Henry Caouette
10.11*	Employment Agreement dated August 3, 2018 with Anne Rutto
10.12*	Employment Agreement dated November 15, 2018 with Michael Sieffert
10.13*	Warrant Certificate dated November 2, 2018 issued to David Richardson
10.14*	Warrant Certificate dated November 2, 2018 issued to Fraser Atkinson
10.15*	Warrant Certificate dated March 14, 2019 issued to David Richardson
10.16*	Warrant Certificate dated March 14, 2019 issued to Fraser Atkinson

10.17*	Amended and Restated Letter of Agreement dated December 21, 2018 with the Bank of Montreal
10.18*	Promissory Note dated March 31, 2019 for CDN$1,050,000 issued to Koko Financial Services Inc.
10.19*	Promissory Note dated March 31, 2019 for $120,000 issued to Koko Financial Services Inc.
10.20*	2019 Rolling Stock Option Plan
(21)	**Subsidiaries**
21.1	GP GreenPower Industries Inc. (incorporated in the Province of British Columbia, Canada)
	GreenPower Motor Company, Inc. (incorporated in the State of Delaware)
	0939181 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)
	San Joaquin Valley Equipment Leasing Inc. (formerly, Utah Manganese, Inc.) (incorporated in the State of Utah)
	0999314 B.C. Ltd. (incorporated in the Province of British Columbia, Canada)
(23)	**Consents of Experts and Counsel**
23.1*	Crowe MacKay LLP
23.2*	Consent of Clark Wilson LLP (included in Exhibit 5.1)

*Filed herewith.

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3; and

5. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use,

supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

104

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

105

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Province of British Columbia, Canada, on DecemberSeptember ♦, 2019.

GREENPOWER MOTOR COMPANY INC.

By:

_____
Fraser   Atkinson
Chief Executive Officer, Chairman and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

_____
Fraser   Atkinson
Chief Executive Officer, Chairman and Director
(Principal Executive Officer)
Date: DecemberSeptember ♦, 2019

_____
Michael   Sieffert
Chief Financial Officer and Secretary
(Principal   Financial   Officer   and   Principal
Accounting Officer)
Date: DecemberSeptember ♦, 2019

_____
Mark   Achtemichuk
Director
Date: December~~September~~ ♦, 2019

_____
Malcolm   Clay
Director
Date: December~~September~~ ♦, 2019

_____
David   Richardson
Director
Date: December~~September~~ ♦, 2019

_____
Brendan   Riley
Authorized Representative in the United States and Director
Date: December~~September~~ ♦, 2019